EXHIBIT (c)(ii)

Consolidated Financial Statements of the Co-Registrant for the fiscal year ended June 30, 2023

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Queensland Treasury Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Queensland Treasury Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any subsequent economic downturn, as well as the effect of ongoing economic, banking and sovereign debt risk;

•	the effect of natural disasters, epidemics and geopolitical events, such as the novel coronavirus (COVID-19) pandemic, the Russia-Ukraine conflict and the Israel-Hamas conflict;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in and increased volatility in currency exchange rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State and Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

(c)(ii)-1

QUEENSLAND TREASURY

2022–23

Report on State Finances

of the Queensland Government – 30 June 2023

Incorporating the Outcomes Report and

the AASB 1049 Financial Statements

Contents

Page

Message from the Treasurer	2

Outcomes Report - Uniform Presentation Framework

Overview and Analysis	3 - 1

Operating Statement by Sector	3 - 8

Balance Sheet by Sector	3 - 9

Cash Flow Statement by Sector	3 - 10

General Government Sector Taxes	3 - 11

General Government Sector Dividend and Income Tax Equivalent Income	3 - 11

General Government Sector Grants Revenue	3 - 12

General Government Sector Grants Expenses	3 - 12

General Government Sector Expenses by Function	3 - 13

General Government Sector Purchases of Non-financial Assets by Function	3 - 14

Certification of Outcomes Report	3 - 15

AASB 1049 Financial Statements

Overview and Analysis	4 - 1

Audited Financial Statements

Operating Statement	5 - 1

Balance Sheet	5 - 2

Statement of Changes in Equity (Net Worth)	5 - 3

Cash Flow Statement	5 - 5

Notes to the Financial Statements	5 - 7

Certification of Queensland State Government Financial Statements	5 - 92

Independent Auditor’s Report to the Treasurer of Queensland	5 - 93

Report on State Finances 2022–23 – Queensland Government	1

Message from the Treasurer

I present Queensland’s 2022-23 Report on State Finances which includes the Outcomes Report and AASB 1049 Financial Statements.

The Queensland economy has continued to grow in 2022-23 despite rising interest rates, inflationary pressures, and temporary domestic and international supply chain constraints.

The strength of the Queensland economy, including the state’s labour market performance, combined with exceptionally high prices received by the state’s coal producers have resulted in Queensland delivering an operating surplus of $13.93 billion in 2022-23. This record surplus is $1.625 billion higher than the $12.305 billion surplus estimated in the 2023-24 Budget mainly due to the Australian Government bringing forward funding from later years.

The record surplus provides Queensland with the capacity to deliver substantial cost-of-living measures support for Queensland families and businesses, while also supporting the state’s record capital program over the next four years.

The Outcomes Report

The Outcomes Report contains financial statements that are presented in accordance with the Uniform Presentation Framework (UPF) which provides comparable reporting of Commonwealth, State and Territory Governments’ financial information.

Queensland’s annual Budget was prepared in accordance with the UPF. The Outcomes Report compares the 2022-23 actual results with the revised forecasts contained in the 2023-24 Budget papers.

The UPF presentation is structured on a sectoral basis with a focus on the General Government and Public Non-financial Corporations Sectors.

AASB 1049 Financial Statements

The AASB 1049 Financial Statements outline the operations of the Queensland Government in accordance with Australian Accounting Standard AASB 1049 Whole of Government and General Government Sector Financial Reporting and other applicable standards and are audited.

These statements focus on the General Government Sector (GGS) and Total State Sector (TSS) and include detailed notes.

The statements include comparatives for the 2021-22 year, as well as analysis of variances between the published 2022-23 Budget and the 2022-23 outcome.

AASB 1049 aims to harmonise the Government Finance Statistics (GFS) and Accounting Standard frameworks. The GFS reporting framework, developed by the Australian Bureau of Statistics (ABS), is based on international statistical standards and allows comprehensive assessments to be made of the economic impact of government.

I note the assurances of Treasury officials that both the Outcomes Report and the audited financial statements are presented on a true and fair basis and that the independent auditor’s report is unqualified.

In endorsing this report, I place on record my appreciation of the professionalism and co-operation extended to Queensland Treasury by agency personnel and of the Treasury staff involved in its preparation.

The Honourable Cameron Dick MP

Treasurer

Minister for Trade and Investment

Related Publications

This report complements other key publications relating to the financial performance of the Queensland Public Sector including:

–	the annual Budget papers;

–	the Treasurer’s Consolidated Fund Financial Report;

–	the annual reports of the various departments, statutory bodies, Government-owned corporations and other entities that comprise the Queensland Government; and

–	the Queensland Sustainability Report.

2	Report on State Finances 2022–23 – Queensland Government

Outcomes Report

QUEENSLAND TREASURY

2022–2023

Outcomes Report

Uniform Presentation Framework of the

Queensland Government – 30 June 2023

Outcomes Report - Overview and Analysis

Overview

Queensland’s strong economic performance and continued exceptionally high commodity prices have resulted in a substantial improvement in the State’s fiscal position in 2022-23 compared to the original 2022-23 Budget forecasts.

The General Government Sector (GGS) realised a Uniform Presentation Framework (UPF) net operating surplus of $13.93 billion for 2022-23. This is the largest surplus in Queensland’s history and follows the previous record surplus of $4.284 billion (restated) in 2021-22.

The 2022-23 operating surplus was an improvement of $1.625 billion compared to the estimated operating surplus of $12.305 billion reported in the 2023-24 Budget, and a substantial turnaround relative to the original 2022-23 Budget operating deficit estimate of $1.029 billion. Refer Chart 3.1.

The record surplus in 2022-23 reflects higher royalty revenue, driven by higher coal prices and new progressive coal royalty tiers, and strong labour market performance. The stronger revenue performance in 2022-23 has resulted in lower borrowings, enabling restoration of fiscal buffers to respond to future external shocks and build capacity for the State’s transformative capital program.

The $1.625 billion increase in net operating balance since the 2023-24 Budget is primarily due to the Australian Government providing advance payments under the Disaster Recovery Financial Arrangements (DRFA) and Social Housing Accelerator program in 2022-23.

Chart 3.1: 2022-23 General Government Sector UPF net operating balance compared to budget forecasts

Source: 2022-23 and 2023-24 Queensland State Budgets, 2022-23 Budget Update and 2022-23 Queensland Report on State Finances

In 2022-23, GGS revenue totalled $89.81 billion, up $2.187 billion on the 2023-24 Budget estimated actual revenue of $87.623 billion. The increase in revenue primarily reflects the Australian Government’s decision in late June 2023 to make advance payments of Financial Assistance Grants (FAGs), DRFA payments and Social Housing Accelerator program grants.

Higher GGS expenses partly offset the improved revenue in 2022-23. GGS expenses totalled $75.88 billion in 2022-23, $563 million higher than the 2023-24 Budget estimated actual. The higher expenses largely reflect the on-passing to local councils of the advance payment of FAGs from the Australian Government.

Report on State Finances 2022–23 – Queensland Government	3-1

Outcomes Report - Overview and Analysis

Overview continued

GGS net debt in 2022-23 is $2.615 billion, a $3.237 billion improvement since the 2023-24 Budget. Refer Chart 3.2.

Chart 3.2: 2022-23 General Government Sector net debt compared to budget forecasts

Source: 2022-23 and 2023-24 Queensland State Budgets, 2022-23 Budget Update and 2022-23 Queensland Report on State Finances

Higher than estimated net operating cash flows, partly as a result of advance grant payments from the Australian Government, contribute toward the lower net debt outcome in 2022-23. Better than expected market valuation of investments, loans and placements also contributed to lower net debt. These movements were partly offset by higher purchases of non-financial assets.

Net debt has improved significantly since the original 2022-23 Budget forecast of $19.772 billion as the government has used stronger royalty revenue to reduce borrowing requirements and set aside investments for future regional infrastructure. GGS net debt has declined for a third consecutive year, demonstrating the broad strength of the Queensland economy following the Government’s health response and recovery measures to the COVID-19 pandemic in 2019-20.

As at 30 June 2023, GGS borrowing totalled $53.726 billion, $967 million lower than the 2023-24 Budget estimated actual. Lower borrowing were largely due to the improved net cash inflows from operating activities, partly offset by modestly higher than expected purchases of non-financial assets.

Non-financial Public Sector (NFPS) borrowing as at 30 June 2023 was $102.821 billion, marginally higher than estimated actual in the 2023-24 Budget. Higher NFPS borrowing reflects a market value adjustment to derivatives held by energy Government-owned corporations (GOCs) to hedge movements in electricity prices, offset in part by lower GGS borrowing.

NFPS net debt is $42.848 billion as at 30 June 2023, a $2.801 billion improvement on the 2023-24 estimated actual projection. This improvement is predominantly due to the better than expected GGS net debt outcome.

Fiscal principles

In the 2021-22 Queensland Budget, the Government set out its medium-term strategy for fiscal recovery, including a new Charter of Fiscal Responsibility. The aim of the Charter is to guide Budget strategy in the medium term in response to the fiscal challenges brought on by the COVID-19 pandemic. The Charter includes Fiscal Principles to support the delivery of net operating surpluses and the stabilisation of net debt.

Principle 1 – Stabilise the General Government Sector net debt to revenue ratio at sustainable levels in the medium term, and target reductions in the net debt to revenue ratio in the long term.

Net debt is a key fiscal measure of the overall strength of the State’s fiscal position and the net debt to revenue ratio indicates the Government’s ability to service this debt.

3-2	Report on State Finances 2022–23 – Queensland Government

Outcomes Report - Overview and Analysis

Fiscal principles continued

Like other Australian jurisdictions, Queensland’s strong public health response to the COVID-19 virus and its decision to prioritise economic recovery resulted in an increase in gross borrowings and net debt, particularly in 2019-20. The Government is focused on stabilising net debt in the medium term by restoring operating surpluses, as per Fiscal Principle 2.

Queensland’s net debt to revenue ratio was 3 per cent in 2022-23, a reduction from the 15 per cent ratio reported in the 2021-22 Outcome. The continued revenue strength in 2022-23 has resulted in a consecutive year reduction in the GGS net debt to revenue ratio and reflects the Government’s prudent management of short term revenue uplifts to restore fiscal buffers and provide capacity to invest in transformative infrastructure.

Principle 2 – Ensure that average annual growth in General Government Sector expenditure in the medium term is below the average annual growth in General Government Sector revenue to deliver fiscally sustainable net operating surpluses.

Fiscal Principle 2 is designed to provide a broad measure of expenditure growth management. Delivering operating surpluses will assist debt stabilisation.

Queensland’s net operating balance has improved substantially since the 2022-23 Budget, from an operating deficit of $1.029 billion to an operating surplus of $13.93 billion. This historical surplus follows the previous record surplus of $4.284 billion (restated) in 2021-22.

In 2022-23, revenues grew by 21.1 per cent and expenses by 8.6 per cent compared to 2021-22. Adjusting revenue for the extraordinary uplift from royalty revenue driven by high commodity prices over the last 2 years, revenue growth was 9.7 per cent, over 1 per cent higher than expenses growth in 2022-23.

Principle 3 – Target continual improvements in net operating surpluses to ensure that, in the medium term, net cash flows from investments in non-financial assets (capital) will be funded primarily from net cash inflows from operating activities. The capital program will focus on supporting a productive economy, jobs and ensuring a pipeline of infrastructure that responds to population growth.

In 2022-23, GGS net cash flows from operating activities of $19.885 billion were more than double the GGS net cash flows from investments in non-financial assets of $9.718 billion, enabling lower borrowings in the short term to provide capacity for the state’s future capital program.

The capital program includes purchases of non-financial assets, capital grants and new finance leases and similar arrangements. The capital program delivered by the State Non-financial Sector in 2022-23 was $17.561 billion, $559 million, or 3.5 per cent higher than the estimated actual forecast in the 2023-24 Budget.

The Government announced in the 2023-24 Budget, the biggest infrastructure build ever undertaken by the State with a capital program of $88.729 billion planned over the next 4 years to 2026-27. The expanded infrastructure program will focus on delivering increased health system capacity, decarbonisation of the state’s energy system, improving water security and preparing for the Brisbane 2032 Olympic and Paralympic Games.

Principle 4 – Maintain competitive taxation by ensuring that, on a per capita basis, Queensland has lower taxation than the average of other states.

The fiscal principles will ensure that Queenslanders continue to pay less tax than Australians in other states and territories, providing a meaningful indication of the comparative impact of Queensland’s tax regime and policies.

At the time of the 2023-24 Budget, Queensland’s taxation per capita was $720 less than the average of other jurisdictions in 2021-22 (latest available data).

Principle 5 – Target full funding of long term liabilities such as superannuation and WorkCover in accordance with actuarial advice

Consistent with the long-standing practice of successive governments, the Queensland Government is committed to ensuring that the State sets aside assets, on an actuarially determined basis, to meet long term liabilities such as superannuation and WorkCover. The latest full actuarial review of the QSuper scheme was as at 30 June 2021 and was published in a report dated 3 December 2021. The report found the scheme to be fully funded. The next triennial review will report on the funding status of the scheme as at 30 June 2024.

As at 30 June 2023, WorkCover Queensland was fully funded.

Report on State Finances 2022–23 – Queensland Government	3-3

Outcomes Report - Overview and Analysis

Key UPF Financial Aggregates

Outlined in the table below are the key aggregates, by sector for 2022-23. The actual outcome for 2022-23 is compared to the estimated actual per the 2023-24 Budget.

	General Government Sector		Public Non-financial Corporations Sector		Non-financial Public Sector
	Est. Actual	Outcome	Est. Actual	Outcome	Est. Actual	Outcome
	$ million	$ million	$ million	$ million	$ million	$ million

Revenue	87,623	89,810	15,835	16,270	98,403	100,821
Expenses	75,317	75,880	14,887	15,222	85,660	86,341
Net operating balance	12,305	13,930	948	1,048	12,743	14,480

Capital purchases	9,194	9,899	4,489	4,497	13,601	14,300

Fiscal balance	6,786	8,092	(824)	(904)	5,533	6,786

Borrowing with QTC	47,014	46,166	43,074	43,276	90,088	89,442
Leases and similar arrangements	7,586	7,519	354	367	7,941	7,887
Securities and derivatives	93	41	4,447	5,458	4,533	5,491
Borrowings	54,693	53,726	47,875	49,101	102,561	102,821

Net Debt	5,852	2,615	39,804	40,240	45,649	42,848

Notes:

1.  Numbers may not add due to rounding.

2.  Non-financial Public Sector consolidates the General Government and Public Non-financial Corporations Sectors and excludes inter-sector transactions and balances.

General Government Sector

Revenue

	2022-23	2022-23
General Government Revenue	Est. Actual	Outcome
	$ million	$ million

Taxation revenue	20,563	20,601
Grants revenue	36,571	38,335
Sales of goods and services	6,344	6,483
Interest income	3,166	3,226
Dividend and income tax equivalent income	1,043	1,007
Other revenue	19,937	20,160

Total Revenue	87,623	89,810

Note:
1. Numbers may not add due to rounding.

General Government revenue totalled $89.81 billion in 2022-23, up $2.187 billion or 2.5 per cent compared to the 2023-24 Budget estimated actual projection of $87.623 billion.

The increase in revenue since the 2023-24 Budget was in large part due to the Australian Government making grant payments in advance in 2022-23. Grants revenue was $1.764 billion higher than the 2023-24 Budget estimated actual forecast. Grants revenue received in advance included $758 million DRFA grants, representing around 40 per cent of DRFA payments budgeted to be received in 2023-24, $620 million in Financial Assistance Grants (FAGs) brought forward in full from the 2023-24 financial year and $398 million in up-front funding for the Social Housing Accelerator program. National Health Reform grant funding was also higher than forecast, however, this was largely offset by lower GST revenue and the timing of infrastructure grants.

Better than expected sales revenue, interest income and other revenue, including modestly higher royalty revenue, also contributed towards higher than forecast revenue compared to the estimated actual forecast.

3-4	Report on State Finances 2022–23 – Queensland Government

Outcomes Report - Overview and Analysis

Key UPF Financial Aggregates continued

General Government Sector continued

Expenses

	2022-23	2022-23
General Government Expenses	Est. Actual	Outcome
	$ million	$ million

Employee expenses	30,279	30,557
Superannuation expenses
Superannuation interest cost	775	776
Other superannuation expenses	3,733	3,756
Other operating expenses	20,287	20,014
Depreciation and amortisation	4,910	5,018
Other interest expenses	1,715	1,688
Grants expenses	13,618	14,072

Total Expenses	75,317	75,880

Note:
1. Numbers may not add due to rounding.

Total GGS expenses for 2022-23 were $563 million or 0.7 per cent higher than expected in the 2023-24 Budget.

The higher expenses largely reflect the on-passing to local councils of the advance payment of FAGs from the Australian Government.

GGS expenditure is focused on the delivery of core services to the community. As shown in Chart 3.3 below, education and health account for over half of the total expenses, consistent with their share in other jurisdictions.

Chart 3.3: 2022-23 General Government Sector expenses by function 1

[1]	Refer to page 3-13 for further detail of expenses in each function.

Report on State Finances 2022–23 – Queensland Government	3-5

Outcomes Report - Overview and Analysis

Key UPF Financial Aggregates continued

General Government Sector continued

Net Operating Balance

The net operating balance is the net of revenue and expenses from transactions and was an operating surplus of $13.93 billion for 2022-23. The 2022-23 outcome was a $1.625 billion increase on the $12.305 billion operating surplus forecast at the time of the 2023-24 Budget. Revenue was $2.187 billion higher and expenses were $563 million higher, for the reasons discussed above.

Capital Purchases

GGS purchases of non-financial assets are the actual cash outlays per the Cash Flow Statement and totalled $9.899 billion, which was $705 million higher than the 2022-23 estimated actual. Reclassification of $245 million capital expenditure from acquisitions of non-financial assets under new finance leases to purchases of non-financial assets partly were partly a factor for the increase compared to the estimated actual projection. The net increase in capital expenditure of $459 million was due to higher than expected activity in the final quarter.

Fiscal Balance

The fiscal balance measure broadly shows how much of the acquisition of non-financial assets is financed by the net operating balance (excluding depreciation) and how much by borrowing.

The fiscal surplus of $8.092 billion for 2022-23 was $1.306 billion higher than the estimated actual projection of an $6.786 billion surplus. The larger than forecast fiscal surplus is mainly due to the improved net operating surplus, offset in part by higher than expected net acquisition of non-financial assets.

Borrowing

Borrowing was $53.726 billion, compared to the 2023-24 Budget projection of $54.693 billion, a decrease of $967 million. The lower balance partly reflects the increase in cash flows from operating activities offset in part by higher capital purchases. Not all of the improved net operating cash flows, net of higher capital purchases, flows through as a corresponding decrease in borrowings, as some of the additional net cash inflows were retained as cash balance at year end.

Net Worth

The GGS net worth was $303.973 billion as at 30 June 2023, $34.763 billion higher than the estimated actual included in the 2023-24 Budget. The increase is predominantly due to upward valuations of roads infrastructure, land under roads, school buildings and public housing.

Net Debt

Net debt is defined as the sum of particular financial liabilities: deposits held, advances received and borrowings less particular assets: cash and deposits, advances paid and investments, loans and placements. Financial liabilities exceeded financial assets in the GGS by $2.615 billion at 30 June 2023, a $3.237 billion reduction in net debt from the 2023-24 Budget estimate of $5.852 billion.

Net debt has decreased since the 2023-24 Budget due to lower borrowings and higher cash balances from the improved net cash flows from operating activities partly offset by modestly higher capital purchases. Better than expected market valuations of investments, loans and placements also contributed to the improved net debt metric.

Operating Result

The operating result measures the outcome for the State under the Accounting Standards framework, rather than the GFS framework. The GGS operating result of $14.128 billion differs from the net operating balance as it includes valuation adjustments, such as gains and losses on financial and non-financial assets. The operating result has improved $2.408 billion since the 2023-24 Budget reflecting the increased net operating surplus, better than expected market value adjustments to investments, loans and placements, and downward actuarial adjustments of the government’s self insurance liabilities, offset in part by the increase in the actuarial valuations of the Long Service Leave Central Scheme.

Comprehensive Result - Total Change in Net Worth

The comprehensive result includes the revaluation of assets taken to reserves and actuarial adjustments to defined benefit superannuation liabilities.

The comprehensive result for 2022-23 was $54.349 billion, an increase of $34.762 billion from the 2022-23 estimated actual forecast. The increase in the actual comprehensive result is mainly due to significant upward valuations of non-financial assets.

3-6	Report on State Finances 2022–23 – Queensland Government

Outcomes Report - Overview and Analysis

Key UPF Financial Aggregates continued

Public Non-financial Corporations (PNFC) Sector

The Public Non-financial Corporations Sector comprises bodies such as Government-owned corporations (GOCs) that mainly engage in the production of goods and services (of a non-financial nature) for sale in the market place at prices that aim to recover most of the costs involved.

–	The PNFC Sector recorded a net operating surplus of $1.048 billion, $100 million higher than the 2023-24 Budget forecast.

–

The fiscal balance was a deficit of $904 million, compared to an estimated 2022-23 deficit of $824 million. The modest increase in fiscal deficit is due to higher net acquisitions of non-financial assets of $180 million exceeding the relative improvement in net operating balance.

–

PNFC borrowing with Queensland Treasury Corporation (QTC) was $202 million higher than budgeted due to the slight deterioration in net cash flows from operating activities. Securities and derivative liabilities were $5.458 billion at year end, $1.011 billion higher compared to the 2022-23 estimated actual projection. Higher securities and derivatives were primarily driven by market value movements in the value of electricity hedging contracts held by the generator GOCs.

–

Net debt for the PNFC sector was $40.24 billion, $436 million higher than the 2023-24 Budget estimated actual forecast. Net debt has increased since the 2023-24 Budget partly due to higher borrowing with QTC resulting from lower than projected net cash flows from operating activities. The impact of higher derivative liabilities were to a large extent negated by the associated increase in electricity derivative assets, minimising the impact to the PNFC net debt metric.

State Financial Sector (SFS)

The State Financial Sector is the GFS terminology used for the consolidation of all State Government departments and other General Government entities, Public Non-financial Corporations, Public Financial Corporations and their controlled entities. The equivalent term for SFS used in the AASB 1049 section of this report is Total State Sector. All material inter-entity and intra-entity transactions and balances have been eliminated to the extent practicable.

–	The net operating balance for 2022-23 was a surplus of $11.098 billion.

–	Purchases of non-financial assets for the SFS were $14.309 billion.

–

The SFS net worth was $311.514 billion, an increase of $55.842 billion compared to that published in the 2021-22 Outcomes Report. This was mainly due to non-financial asset revaluations and operating result achieved in 2022–23.

Report on State Finances 2022–23 – Queensland Government	3-7

2022 - 23 Operating Statement by Sector ($ million)

		General Government Sector		Public Non-financial Corporations Sector		Non-financial Public Sector (b)		Public Financial Corporations Sector (b)	State Financial Sector

		Est. Actual	Outcome	Est. Actual	Outcome	Est. Actual	Outcome	Outcome (c)	Outcome (c)
Revenue from Transactions

Taxation revenue		20,563	20,601	-	-	20,190	20,189	-	20,051
Grants revenue		36,571	38,335	867	912	36,592	38,352	-	38,233
Sales of goods and services		6,344	6,483	14,314	14,735	17,719	18,161	3,140	20,838
Interest income		3,166	3,226	92	117	3,238	3,312	4,355	2,184
Dividend and income tax equivalent income		1,043	1,007	-	-	167	164	-	-
Other revenue		19,937	20,160	562	506	20,497	20,644	144	20,778
Total Revenue from Transactions		87,623	89,810	15,835	16,270	98,403	100,821	7,639	102,084

Expenses from Transactions
Employee expenses		30,279	30,557	2,491	2,532	32,623	32,925	453	32,988
Superannuation expenses
Superannuation interest cost		775	776	-	(17)	775	759	-	759
Other superannuation expenses		3,733	3,756	290	308	4,024	4,063	29	4,092
Other operating expenses		20,287	20,014	7,087	7,608	24,427	24,544	2,934	27,468
Depreciation and amortisation		4,910	5,018	2,945	2,720	7,855	7,737	23	7,760
Other interest expenses		1,715	1,688	1,679	1,675	3,159	3,107	7,300	4,712
Grants expenses		13,618	14,072	25	29	12,798	13,206	119	13,206
Other property expenses		-	-	369	369	-	-	56	-
Total Expenses from Transactions		75,317	75,880	14,887	15,222	85,660	86,341	10,913	90,986
Net Operating Balance		12,305	13,930	948	1,048	12,743	14,480	(3,274)	11,098

Other economic flows - included in operating result		(585)	198	(594)	(574)	(1,339)	(466)	4,024	5,052

Operating Result		11,720	14,128	355	474	11,404	14,014	750	16,150

Other economic flows - other movements in equity		7,866	40,221	3,711	3,316	8,181	40,333	(108)	39,692

Comprehensive Result - Total Change in Net Worth (d)		19,587	54,349	4,065	3,790	19,585	54,347	643	55,842

KEY FISCAL AGGREGATES

Net Operating Balance		12,305	13,930	948	1,048	12,743	14,480	(3,274)	11,098

Net Acquisition/(Disposal) of Non-financial Assets
Purchases of non-financial assets		9,194	9,899	4,489	4,497	13,601	14,300	9	14,309
Less	Sales of non-financial assets	104	181	38	63	142	243	-	243
Less	Depreciation	4,910	5,018	2,945	2,720	7,855	7,737	23	7,760
Plus	Change in inventories	65	79	169	129	234	208	-	208
Plus	Other movements in non-financial assets	1,275	1,058	97	108	1,371	1,167	2	1,169
Equals	Total Net Acquisition of Non-financial Assets	5,520	5,838	1,772	1,952	7,210	7,694	(12)	7,682

Fiscal Balance		6,786	8,092	(824)	(904)	5,533	6,786	(3,262)	3,416

Notes:

(a)  Numbers may not add due to rounding and have been restated where necessary to ensure comparability.

(b)  The Non-financial Public Sector (NFP) consolidates the GGS and PNFC Sectors, eliminating inter-sector balances and transactions such as dividend and income tax equivalent income. The State Financial Sector consolidates the NFP and the PFC Sectors.

(c)   In accordance with UPF, estimates for Public Financial Corporations (PFC) and State Financial Sectors are not required in Budget documentation.

(d)  For GFS, the change in Net Worth is the change from the previous published outcome. This differs from the AASB 1049 statements where prior year adjustments are permitted under IFRS.

3-8	Report on State Finances 2022–23 – Queensland Government

2022 - 23 Balance Sheet by Sector ($ million)

	General Government Sector		Public Non-financial Corporations Sector		Non-financial Public Sector (b)		Public Financial Corporations Sector (b)	State Financial Sector

	Est. Actual	Outcome	Est. Actual	Outcome	Est. Actual	Outcome	Outcome (c)	Outcome (c)
Assets
Financial assets
Cash and deposits	1,072	2,357	851	1,031	1,923	3,388	7,801	9,007
Advances paid	1,222	1,239	1,597	1,675	1,223	1,215	-	1,215
Investments, loans and placements	48,330	49,426	5,638	6,194	53,967	55,619	175,822	103,039
Receivables	4,075	4,320	2,238	2,742	5,413	6,256	485	6,603
Equity
Investments in other public sector entities	24,717	24,414	-	-	3,033	3,006	-	-
Investments - other	165	175	56	-	221	174	-	174
Total financial assets	79,580	81,930	10,380	11,642	65,780	69,657	184,108	120,039

Non-Financial Assets
Land and other fixed assets	290,149	322,812	68,471	68,176	358,619	390,987	132	391,119
Other non-financial assets	6,915	9,743	1,608	4,707	1,125	1,229	267	1,216
Total Non-financial Assets	297,064	332,554	70,079	72,883	359,743	392,216	399	392,335

Total assets	376,644	414,484	80,459	84,526	425,523	461,873	184,507	512,373

Liabilities
Payables	5,295	5,921	2,035	2,105	6,484	7,275	171	7,340
Superannuation liability	21,205	20,913	(400)	(354)	20,805	20,559	-	20,559
Other employee benefits	9,559	10,419	956	1,040	10,516	11,460	181	11,641
Deposits held	-	-	11	14	11	14	10,298	5,104
Advances received	1,782	1,909	4	25	190	235	-	235
Borrowing (d)	54,693	53,726	47,875	49,101	102,561	102,821	162,312	132,216
Other liabilities	14,898	17,622	8,294	11,185	15,746	15,537	8,541	23,765
Total liabilities	107,434	110,511	58,774	63,117	156,313	157,900	181,502	200,859

Net Worth	269,210	303,973	21,685	21,409	269,210	303,973	3,006	311,514

KEY FISCAL AGGREGATES

Net Financial Worth	(27,853)	(28,581)	(48,395)	(51,474)	(90,533)	(88,243)	2,606	(80,820)
Net Financial Liabilities	52,570	52,995	NA	NA	93,566	91,249	NA	80,820
Net Debt	5,852	2,615	39,804	40,240	45,649	42,848	(11,014)	24,293
Notes:

(a)  Numbers may not add due to rounding and have been restated where necessary to ensure comparability.

(b)  The Non-financial Public Sector (NFP) consolidates the GGS and PNFC Sectors, eliminating inter-sector balances and transactions such as dividend and income tax equivalent income. The State Financial Sector consolidates the NFP and the PFC Sectors.

(c)   In accordance with UPF, estimates for Public Financial Corporations (PFC) and State Financial Sectors are not required in Budget documentation.

(d)  Borrowing line is comprised of

Borrowing with QTC	47,014	46,166	43,074	43,276	90,088	89,442	-	-
Leases and other similar arrangements	7,586	7,519	354	367	7,941	7,887	485	8,372
Securities and derivatives	93	41	4,447	5,458	4,533	5,491	161,827	123,844
	54,693	53,726	47,875	49,101	102,561	102,821	162,312	132,216

Report on State Finances 2022–23 – Queensland Government	3-9

2022 - 23 Cash Flow Statement by Sector ($ million)

	General Government Sector		Public Non-financial Corporations Sector		Non-financial Public Sector (b)		Public Financial Corporations Sector (b)	State Financial Sector

	Est. Actual	Outcome	Est. Actual	Outcome	Est. Actual	Outcome	Outcome (c)	Outcome (c)
Cash Receipts from Operating Activities
Taxes received	20,561	20,410	-	-	20,189	20,002	-	19,864
Grants and subsidies received	36,948	38,684	844	841	36,956	38,701	-	38,583
Sales of goods and services	5,712	6,886	17,086	17,092	19,495	20,825	3,404	23,777
Interest receipts	3,169	3,201	92	106	3,242	3,279	4,353	2,150
Dividends and income tax equivalents	837	922	-	-	91	101	-	-
Other receipts	20,498	22,502	425	402	20,838	22,843	176	23,010
	87,725	92,604	18,447	18,442	100,811	105,752	7,934	107,384
Cash Payments for Operating Activities
Payments for employees	(34,791)	(34,232)	(2,758)	(2,750)	(37,403)	(36,818)	(475)	(36,903)
Payments for goods and services	(20,955)	(23,090)	(9,449)	(9,727)	(27,094)	(29,729)	(2,103)	(31,835)
Grants and subsidies	(13,532)	(13,777)	(25)	(29)	(12,720)	(12,984)	(119)	(12,984)
Interest paid	(1,639)	(1,616)	(1,674)	(1,671)	(3,078)	(3,036)	(7,298)	(4,641)
Other payments	(1)	(4)	(1,117)	(1,149)	(612)	(554)	(344)	(837)
	(70,918)	(72,719)	(15,023)	(15,325)	(80,907)	(83,120)	(10,340)	(87,200)

Net Cash Flows from Operating Activities	16,807	19,885	3,424	3,117	19,904	22,631	(2,406)	20,184

Cash Flows from Investing Activities
Non-financial Assets
Purchases of non-financial assets	(9,194)	(9,899)	(4,489)	(4,497)	(13,601)	(14,300)	(9)	(14,309)
Sales of non-financial assets	104	181	38	63	142	243	-	243
	(9,090)	(9,718)	(4,451)	(4,434)	(13,459)	(14,056)	(9)	(14,065)
Financial Assets (Policy Purposes)	(774)	(766)	(703)	(711)	35	56	-	56

Financial Assets (Liquidity Purposes)	(7,122)	(8,035)	370	463	(6,752)	(7,573)	875	(550)

Net Cash Flows from Investing Activities	(16,986)	(18,519)	(4,784)	(4,682)	(20,177)	(21,573)	866	(14,559)

Net Cash Flows from Financing Activities
Advances received (net)	482	598	(1)	(1)	(62)	(28)	-	(28)
Borrowing (net)	(942)	(1,318)	1,592	2,202	650	885	(1,337)	(452)
Dividends paid	-	-	(246)	(246)	-	-	(40)	-
Deposits received (net)	-	-	-	3	-	3	1,878	(1,536)
Other financing (net)	-	-	(296)	(523)	(1,264)	(1,401)	3,439	(1,084)
Net Cash Flows from Financing Activities	(460)	(719)	1,049	1,435	(676)	(542)	3,940	(3,099)

Net Increase/(Decrease) in Cash Held	(638)	647	(311)	(130)	(949)	516	2,400	2,526

KEY FISCAL AGGREGATES
Net cash from operating activities	16,807	19,885	3,424	3,117	19,904	22,631	(2,406)	20,184
Net cash from investments in non-financial assets	(9,090)	(9,718)	(4,451)	(4,434)	(13,459)	(14,056)	(9)	(14,065)
Dividends paid	-	-	(246)	(246)	-	-	(40)	-
Cash Surplus/(Deficit)	7,717	10,167	(1,273)	(1,563)	6,444	8,575	(2,455)	6,119

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	7,717	10,167	(1,273)	(1,563)	6,444	8,575	(2,455)	6,119
Acquisitions under finance leases and similar arrangements	(1,082)	(849)	(34)	(49)	(1,116)	(899)	(2)	(900)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	6,635	9,318	(1,307)	(1,613)	5,328	7,676	(2,457)	5,219

Notes:

(a)  Numbers may not add due to rounding and have been restated where necessary to ensure comparability.

(b)  The Non-financial Public Sector (NFP) consolidates the GGS and PNFC Sectors, eliminating inter-sector balances and transactions such as dividend and income tax equivalent income. The State Financial Sector consolidates the NFP and the PFC Sectors.

(c)   In accordance with UPF, estimates for Public Financial Corporations (PFC) and State Financial Sectors are not required in Budget documentation.

3-10	Report on State Finances 2022–23 – Queensland Government

Outcomes Report - Other General Government UPF Data

Data in the following tables is presented in accordance with the Uniform Presentation Framework.

General Government Sector

Taxes	2022-23 Outcome $ million

Taxes on employers’ payroll and labour force	5,850

Taxes on property
Land taxes	1,732
Other	625

Taxes on the provision of goods and services
Stamp duties on financial and capital transactions	5,309
Financial institutions’ transactions taxes	350
Taxes on gambling	1,911
Taxes on insurance	1,409

Taxes on use of goods and performance of activities
Motor vehicle taxes	3,017
Other	396

Total Taxation Revenue	20,601

Note:
1. Numbers may not add due to rounding.

Dividend and Income Tax Equivalent Income	2022-23 Outcome $ million

Dividend and Income Tax Equivalent income from PNFC sector	843
Dividend and Income Tax Equivalent income from PFC sector	164

Total Dividend and Income Tax Equivalent income	1,007

Note:
1. Numbers may not add due to rounding.

Report on State Finances 2022–23 – Queensland Government	3-11

Outcomes Report - Other General Government UPF Data

General Government Sector continued

Grants Revenue	2022-23 Outcome $ million

Current grants revenue

Current grants from the Commonwealth
General purpose grants	18,310
Specific purpose grants	10,699
Specific purpose grants for on-passing	4,740
Total current grants from the Commonwealth	33,749

Other contributions and grants	453
Total current grants revenue	34,202

Capital grants revenue

Capital grants from the Commonwealth
Specific purpose grants	4,088
Other contributions and grants	44
Total capital grants revenue	4,133

Total grants revenue	38,335

Note:
1. Numbers may not add due to rounding.

Grants Expense	2022-23 Outcome $ million

Current grants expenses

Private and not-for-profit sector	3,219
Private and not-for-profit sector on-passing	4,015
Local Government	267
Local Government on-passing	776
Grants to other sectors of Government	2,921
Other	446
Total current grants expense	11,643

Capital grants expenses

Private and not-for-profit sector	619
Local Government	1,615
Grants to other sectors of Government	70
Other	125
Total capital grants expenses	2,430

Total grants expenses	14,072

Note:
1. Numbers may not add due to rounding.

3-12	Report on State Finances 2022–23 – Queensland Government

Outcomes Report - Other General Government UPF Data

General Government Sector continued

Expenses by Function	2022-23		2022-23
	Outcome		Outcome
	$ million		$ million

General Public Services	6,135	Health	23,864
Executive and legislative organs, financial and		Outpatient services	3,571
fiscal affairs, external affairs	991	Hospital services	13,057
General services	338	Mental health institutions	707
Public debt transactions	1,650	Community health services	4,972
Transfers of a general character between level		Public health services	536
of government	1,017	R&D - Health	224
General public services n.e.c.	2,139	Health n.e.c.	797

Public Order and Safety	6,703	Recreation, Culture and Religion	1,081
Police services	3,145	Recreation and sporting services	469
Civil and fire protection services	784	Cultural services	426
Law courts	1,105	Recreation, culture and religion n.e.c.	186
Prisons	1,615
Public order and safety n.e.c.	53	Education	18,497
		Pre-primary and primary education	8,803
Economic Affairs	2,672	Secondary education	6,309
General economic, commercial and labour		Tertiary education	1,528
affairs	352	Subsidiary services to education	205
Agriculture, forestry, fishing and hunting	461	Education n.e.c.	1,652
Fuel and energy	964
Mining, manufacturing and construction	487	Social Protection	6,390
R&D - Economic affairs	182	Sickness and disability	2,292
Other industries	205	Old age	20
Economic affairs	20	Family and children	2,227
		Housing	390
Environmental Protection	894	Social exclusion n.e.c.	259
Protection of biodiversity and landscape	508	Social protection n.e.c.	1,202
Environmental protection n.e.c.	386
		Transport	8,047
Housing and Community Amenities	1,597	Road transport	3,547
Housing development	903	Bus transport	127
Community development	137	Water transport	184
Water supply	253	Railway transport	2,389
Housing and community amenities n.e.c.	303	Multi-mode urban transport	933
		Transport n.e.c.	867

		Total	75,880

Note:
1. Numbers may not add due to rounding.

Report on State Finances 2022–23 – Queensland Government	3-13

Outcomes Report - Other General Government UPF Data

General Government Sector continued

Purchases of Non-financial Assets by Function	2022-23 Outcome $ million

General public services	255
Public order and safety	568
Economic affairs	24
Environmental protection	80
Housing and community amenities	458
Health	1,561
Recreation, culture and religion	83
Education	1,350
Social protection	83
Transport	5,437
Total	9,899

Note:
1. Numbers may not add due to rounding.

3-14	Report on State Finances 2022–23 – Queensland Government

Certification of Outcomes Report

Management Certification

The foregoing Outcomes Report contains financial statements for the Queensland State Government, prepared and presented in accordance with the Uniform Presentation Framework (UPF) agreed to at the 1991 Premiers’ Conference and revised in 2008 to align with AASB 1049 Whole of Government and General Government Sector Financial Reporting.

This report separately discloses outcomes for the General Government, Public Non-financial Corporations, Public Financial Corporations and State Financial Sectors within Queensland. Entities excluded from this report include local governments and universities. Queensland public sector entities consolidated for this report are listed in the AASB 1049 Financial Statements, taking into account intra and inter-agency eliminations.

Only those agencies considered material by virtue of their financial transactions and balances are consolidated in this report.

We certify that, in our opinion, the Outcomes Report has been properly drawn up, in accordance with UPF requirements, to present a true and fair view of:

(i) the Operating Statement and Cash Flows of the Queensland State Government for the financial year; and

(ii) the Balance Sheet of the Government at 30 June 2023.

At the date of certification of this report, we are not aware of any material circumstances that would render any particulars included in the Outcomes Report misleading or inaccurate.

Dennis Molloy	Michael Carey

Deputy Under Treasurer	Under Treasurer

Queensland Treasury	Queensland Treasury

16 October 2023

Report on State Finances 2022–23 – Queensland Government	3-15

AASB 1049 Overview

QUEENSLAND TREASURY

2022–23

AASB 1049

Financial Statements

Overview and Analysis – 30 June 2023

AASB 1049 - Overview and Analysis

The following analysis compares current year General Government Sector (GGS) and Total State Sector (TSS) performance with last year’s balances, restated for changes in accounting policies, presentational and timing differences and errors.

AASB 1049 Whole of Government and General Government Sector Financial Reporting aims to harmonise the disclosure presentation to be consistent with the Uniform Presentation Framework disclosed in the Outcomes Report.

Summary of Key Financial Aggregates of the Consolidated Financial Statements

The table below provides aggregate information under AASB1049:

	General Government		Total State
	Sector		Sector
	2023	2022	2023	2022
	$ million	$ million	$ million	$ million

Taxation revenue	20,601	20,011	20,051	19,508
Grants revenue	38,335	34,135	38,233	34,034
Sales of goods and services	6,483	5,896	20,838	20,282
Interest income	3,226	2,643	2,184	1,188
Dividend and income tax equivalent income	1,007	790	-	-
Other revenue	20,160	10,710	20,778	11,164
Continuing Revenue from Transactions	89,810	74,185	102,084	86,176

Employee expenses	30,557	28,068	32,988	30,251
Superannuation expenses	4,532	3,763	4,851	4,045
Other operating expenses	20,014	18,229	27,468	26,075
Depreciation and amortisation	5,018	4,506	7,760	7,250
Other interest expenses	1,688	1,508	4,712	4,064
Grants expenses	14,072	13,827	13,206	13,167
Continuing Expenses from Transactions	75,880	69,902	90,986	84,853
Net Operating Balance	13,930	4,284	11,098	1,323

Other Economic Flows - Included in Operating Result	198	(913)	5,052	16,227

Operating Result	14,128	3,371	16,150	17,550

Other Economic Flows - Other Movements in Equity	40,255	36,755	39,727	36,538

Comprehensive Result [1]	54,383	40,126	55,877	54,088

Purchases of non-financial assets	9,899	7,878	14,309	11,136

Fiscal Balance	8,092	(72)	3,416	(3,596)

Borrowing with QTC	46,166	49,000	-	-
Leases and other similar arrangements	7,519	7,671	8,372	8,532
Securities and derivatives	41	93	123,844	136,591

Assets	414,484	363,430	512,373	469,802
Liabilities	110,511	113,840	200,859	214,165
Net Worth	303,973	249,590	311,514	255,637

Net Debt	2,615	10,997	24,293	36,753

Note:
1.	Comprehensive result is different to the Outcomes Report as it reflects the movement from the 2022 recast position, rather than the 2022 published position.
2.	Numbers may not add due to rounding.

Report on State Finances 2022–23 – Queensland Government	4-1

AASB 1049 - Overview and Analysis

Net Operating Balance

After a strong economic rebound in 2021-22, Queensland’s economy has continued to strengthen in 2022-23 despite inflationary pressures both globally and domestically. The GGS net operating balance was an historically high surplus of $13.93 billion compared to a restated surplus of $4.284 billion in 2021-22. The 2022-23 record surplus was driven by the exceptionally high coal prices that have continued to be received by Queensland’s coal producers, as well as the state’s strong labour market performance.

GGS revenue rose by around 21 per cent ($15.625 billion) while expenses grew by 8.6 per cent ($5.978 billion).

The Total State Sector (TSS) net operating balance showed an operating surplus of $11.098 billion compared to a restated surplus of $1.323 billion in 2021-22.

The variances are explained below.

Revenue

Revenue from transactions increased by 21 per cent from $74.185 billion in 2021-22 to be $89.81 billion in the GGS and totalled $102.084 billion in the TSS, a rise of $15.908 billion over 2021-22.

Revenues by type for the GGS and TSS are shown in the following chart:

Chart 4.1: General Government and Total State Sector Revenue by type compared to 2021-22

Taxation revenues for the GGS were $20.601 billion in 2022-23, $590 million or 2.9 per cent higher than 2021-22 and increased $543 million to total $20.051 billion for the TSS.

The increase in GGS taxation revenue reflects the strength of the domestic economic activity and the state’s strong jobs growth and labour market performance. Aside from transfer duties, all taxation revenues experienced strong growth in 2022-23.

Payroll tax increased $668 million, or 13.4 per cent in 2022-23 driven by strong employment and wages growth. In addition, from 1 January 2023, Queensland introduced a mental health levy for large businesses with national payrolls of more than $10 million to provide a sustainable on-going funding source for mental health services and investment. Mental health levies collected in the first half of 2023 from businesses (outside of Queensland government) totalled $182 million.

Gaming machine taxes and levies and motor vehicle registration were respectively $266 million and $123 million higher than 2021-22. Land taxes increased $99 million in 2022-23 as a result of material increases in land values in recent years.

4-2	Report on State Finances 2022–23 – Queensland Government

AASB 1049 - Overview and Analysis

Revenue continued

Duties declined $826 million compared to 2021-22 in large part due to lower transfer duty as a result of significant moderation in both residential and non-residential activity following the exceptional rebound in property markets over the preceding two years.

Commonwealth and other grants comprised 43 per cent of GGS revenue and 38 per cent of TSS revenue. Grant revenue increased $4.2 billion from 2021-22 for both the GGS and the TSS. The increase was due to

–	higher GST revenue of $2.227 billion primarily driven by a larger national GST pool;

–	advance payment of $758 million of disaster recovery funding, representing around 40% of DRFA payments expected to be received in 2023-24;

–	an uplift in funding for Quality Schools, including for non-government schools;

–	$398 million in up-front funding for the Social Housing Accelerator program.

GGS sales of goods and services were $587 million higher than 2021-22 largely due to revenue from public transport sales, hospital fees and transport and traffic fees. TSS sales of goods and services increased $556 million compared to 2021-22.

Interest income of $3.226 billion for the GGS was $583 million higher than the 2021-22 due in part to interest earnings on investment of royalty windfalls in 2022 ($2.5 billion) and 2023 ($3 billion), and investment of an additional $1 billion to support the Housing Investment Fund. TSS interest income increased $996 million compared to 2021-22 driven by earnings on financial assets held by Queensland Treasury Corporation.

Dividend and income tax equivalent revenue for the GGS increased by $217 million in comparison to 2021-22, reflecting a return to the normal GOC dividend policy in 2022-23 following the government’s decision to allow GOCs to retain 2021-22 dividends for reinvestment in critical infrastructure. Higher dividend income is partly offset by lower tax equivalent revenue from electricity network GOCs.

GGS other revenue was $20.16 billion in 2022-23, $9.45 billion higher than 2021-22 predominantly due to an increase in royalties and land rents. The increase in royalties was primarily driven by the combination of extraordinary strength in global coal and oil prices received by Queensland’s key commodity producers and the introduction of new progressive coal royalty tiers. This increase flows through to the TSS.

Expenses

Total expenses for 2022-23 were $75.88 billion for the GGS and $90.986 billion for the TSS, $5.978 billion and $6.133 billion more than the previous year, respectively.

Expenses by type are shown in the following chart:

Chart 4.2: General Government and Total State Sector Expenses by Type compared to 2021-22

Report on State Finances 2022–23 – Queensland Government	4-3

AASB 1049 - Overview and Analysis

Expenses continued

GGS employee and superannuation expenses together were $3.258 billion or 10.2 per cent higher in 2022-23, broadly consistent with the estimate in the 2023-24 Budget. TSS employee and superannuation expenses were $3.543 billion higher in 2022-23.

GGS employee expenses were $2.489 billion (or 8.9 per cent) higher in 2022-23 in part due to numerous public sector agreements being certified within the financial year, combined with a 2.7 per cent increase in full time equivalent employees. Newly certified public sector agreements included wage increases of 4 percent in year one and two and 3 per cent in year 3, an uplift from expiring agreements annual wage increase of 2.5 per cent. In addition, certified agreements included a Cost of Living Adjustment (COLA) payment for employees where inflation exceeds headline wage increases established in agreements, capped at 3 per cent. COLA payments were triggered for newly certified agreements at the maximum cap of 3 percent, applied to base wages.

An increase in GGS superannuation expenses of $769 million in 2022-23 arose from higher defined benefit costs due to changes in actuarial assumptions and new Queensland public sector superannuation arrangements coming into effect from 1 July 2023. The Queensland Government has simplified its employer contribution arrangements to 18 per cent of salary for police officers, 14.25 per cent for fire service officers and 12.75 per cent of salary for other employees. Superannuation contributions are payable on base salary, ordinary time allowances and paid leave.

Other operating expenses were $1.785 billion higher in 2022-23 for the GGS mainly due to the $175 Cost of Living Rebate on Queensland household’s power bills, increased demand for health, education and child and family services, and an increase in operating costs associated with the delivery of the State’s road and rail infrastructure program. TSS other operating expenses were $1.393 billion higher in comparison to 2021-22 due to the higher costs in the GGS, offset in part by lower claims expenses for the Queensland National Injury Insurance Scheme.

Depreciation and amortisation increased by $512 million for the GGS mainly due to increases in the stock and value of infrastructure.

GGS interest costs were $1.688 billion, an increase of $180 million on the previous year due to a rise in interest rates with GGS borrowing actually lower. The interest expense for TSS was $648 million higher which reflects the increase in interest on client deposits, the nominal increase in external borrowing and higher interest rates.

Grant expenses were $14.072 billion in the GGS, $245 million higher than 2021-22. Contributing to the increase in grants expenses were higher Australian Government grants on-passed to non-government schools, payments as part of the Energy Price Relief Plan agreed by National Cabinet in December 2022 and higher community service obligations to Energy Queensland Limited. Higher grants expenses in 2022-23 were partly offset by the impact of waste levy payments made to councils in 2021-22 and the winding down of the Australian Government’s HomeBuilder Grants program.

Operating Result

The operating result is the surplus or deficit for the year under the Australian Accounting Standards framework. Valuation and other adjustments such as deferred tax, capital returns and market value interest are shown as other economic flows and are included in the operating result.

The GGS operating result for the 2022-23 year was a surplus of $14.128 billion, compared to a surplus of $3.371 billion in 2021-22. The significant upturn in the operating result is mainly due to the improved net operating balance, discussed above, improved market value adjustments to the fixed rate notes with QTC and actuarial adjustments to self-insurance liabilities.

The TSS operating result was a surplus of $16.15 billion in 2022-23. This result is due in large part to the comparable improvement in the 2022-23 net operating balance and the net effect of realised and unrealised market value adjustments to investments and borrowings.

Fiscal Balance

The GGS fiscal surplus was $8.092 billion for 2022-23 compared to a deficit of $72 million for 2021-22. The TSS fiscal surplus was $3.416 billion for 2022-23 compared to a deficit of $3.596 billion for 2021-22. The changes are driven by the improved net operating balances offset to an extent by higher total net acquisitions of non-financial assets.

Assets

Assets controlled by the GGS at 30 June 2023 totalled $414.484 billion, an increase of $51.054 billion on 2021-22, while assets controlled by the TSS at 30 June 2023 totalled $512.373 billion. This is an increase of $42.571 billion from the 2021-2022 balance of $469.802 billion.

4-4	Report on State Finances 2022–23 – Queensland Government

AASB 1049 - Overview and Analysis

Assets continued

Financial assets in the GGS increased $10.554 billion in the year to total $81.93 billion as at 30 June 2023. This was mainly due to an increase in securities held following additional long-term asset investments made from the improved net operating cash flows and an increase in the investment in public enterprises. Higher investments reflect the $3 billion investment of royalty windfalls to fund regional priority infrastructure projects and an additional $1 billion investment to support the Housing Investment Fund, combined with the reinvestment of interest earnings for the Debt Retirement Fund. The increase in investments in public sector entities is largely due to improved net worth of government-owned electricity businesses and the National Injury Insurance Scheme, Queensland.

Financial assets of the TSS declined by $1.738 billion, reflecting market value adjustments to derivatives held by government-owned electricity generation businesses, offset to a large extent by higher cash balances and securities held mainly by QTC.

Non-financial assets increased by $40.499 billion in the GGS due to revaluations of land under roads, road infrastructure and schools, as well as capital purchases exceeding depreciation. The increase at the TSS level was $44.31 billion.

Of the TSS assets, GGS assets comprised 81 per cent. Total assets are made up of:

	General Government	Total State

	$M	$M

Financial	81,930	120,039

Infrastructure	90,560	144,911

Land and buildings	188,326	193,617

Plant and equipment and other	44,642	53,807

Deferred tax asset	9,026	—

	414,484	512,373

The main types of assets owned by the State are detailed in the following chart:

Chart 4.3: Total State Assets by Type

Report on State Finances 2022–23 – Queensland Government	4-5

AASB 1049 - Overview and Analysis

Liabilities

Liabilities at 30 June 2023 totalled $110.511 billion for the GGS and $200.859 billion for the TSS, a decrease of $3.329 billion over 2021-22 for the GGS and a decrease of $13.306 billion for the State.

The overall decline in liabilities for the GGS is due to some extent to the record operating surplus in 2022-23 partly flowing through to reduced borrowing with QTC ($2.834 billion). Lower deferred tax liabilities ($1.285 billion), mainly from Stanwell Corporation, also contribute to the decline in liabilities within the year.

For the TSS, derivatives held by GOC electricity generation businesses declined $11.945 billion, largely reflecting downward valuations of hedging contracts. Lower deposits primarily held by QTC ($1.535 billion) also factored into the decline in TSS liabilities.

Of the TSS liabilities, GGS liabilities comprised 55 per cent. Total liabilities are made up of:

	General Government	Total State

	$M	$M

Securities	—	118,114

Derivatives	41	5,729

Deposits held, borrowings and advances	55,594	13,711

Employee benefit obligations	31,332	32,200

Other liabilities	23,544	31,105

	110,511	200,859

The components of State liabilities are shown in the following chart:

Chart 4.4: Total State Liabilities by Type

4-6	Report on State Finances 2022–23 – Queensland Government

AASB 1049 - Overview and Analysis

Net Debt

The GGS net debt was $2.615 billion at 30 June 2023, compared to $10.997 billion in 2021-22, an improvement of $8.382 billion. The improvement in net debt is largely driven by the record net operating surplus in 2022-23 flowing through to higher cash balances, investments and reduced borrowings with QTC.

TSS net debt at 30 June 2023 was $24.293 billion, an improvement of $12.46 billion on 2022, largely due to an increase in securities held by QTC for whole-of-government long term liabilities and capital market operations, and a net decrease in derivative liabilities held by energy GOCs to hedge market movements in electricity prices.

Cash Flow Statement

The GGS recorded positive net cash flows from operating activities of $19.885 billion which were used to fund net investments in non-financial assets of $9.718 billion, resulting in a cash surplus of $10.167 billion (cash surplus of $2.816 billion in 2021-22).

The TSS recorded net cash flows from operating activities for the 2022-23 financial year of $20.184 billion. After net investments in non-financial assets of $14.065 billion, the resulting cash surplus is $6.119 billion, compared to a $182 million cash deficit for 2021-22.

Report on State Finances 2022–23 – Queensland Government	4-7

Audited Information

QUEENSLAND TREASURY

2022–23

Audited Information

Queensland General Government and

Whole of Government Consolidated

Financial Statements

30 June 2023

Operating Statement for Queensland

for the Year Ended 30 June 2023

		General Government		Total State
		2023	2022	2023	2022
	Notes	$M	$M	$M	$M
Continuing Operations
Revenue from Transactions
Taxation revenue	3	20,601	20,011	20,051	19,508
Grants revenue	4	38,335	34,135	38,233	34,034
Sales of goods and services	5	6,483	5,896	20,838	20,282
Interest income	6	3,226	2,643	2,184	1,188
Dividend and income tax equivalent income	7	1,007	790	-	-
Other revenue	8	20,160	10,710	20,778	11,164
Total Revenue from Transactions		89,810	74,185	102,084	86,176

Expenses from Transactions
Employee expenses	9	30,557	28,068	32,988	30,251
Superannuation expenses	10	4,532	3,763	4,851	4,045
Other operating expenses	11	20,014	18,229	27,468	26,075
Depreciation and amortisation	12	5,018	4,506	7,760	7,250
Other interest expenses	13	1,688	1,508	4,712	4,064
Grants expenses	14	14,072	13,827	13,206	13,167
Total Expenses from Transactions		75,880	69,902	90,986	84,853

Net Operating Balance from Continuing Operations		13,930	4,284	11,098	1,323

Other Economic Flows - Included in Operating Result
Gains/(losses) on sale of assets/settlement of liabilities	15	11	(6)	213	1,822
Revaluation increments/(decrements) and impairment (losses)/reversals	16	64	(1,087)	3,660	26
Asset write-downs	17	(271)	(516)	(300)	(535)
Actuarial adjustments to liabilities	18	236	906	386	1,523
Deferred income tax equivalents	1(i)	(103)	(446)	-	-
Dividends and tax equivalents treated as capital returns	19	90	80	-	-
Other	20	171	155	1,094	13,391
Total Other Economic Flows - Included in Operating Result		198	(913)	5,052	16,227

Operating Result from Continuing Operations		14,128	3,371	16,150	17,550

Other Economic Flows - Other Movements in Equity
Adjustments to opening balances *		-	(14)	-	(14)
Revaluations		40,255	36,770	39,727	36,552
Total Other Economic Flows - Other Movements in Equity	21	40,255	36,755	39,727	36,538

Comprehensive Result/Total Change in Net Worth		54,383	40,126	55,877	54,088

KEY FISCAL AGGREGATES

Net Operating Balance		13,930	4,284	11,098	1,323

Net Acquisition/(Disposal) of Non-Financial Assets
Purchases of non-financial assets		9,899	7,878	14,309	11,136
Less Sales of non-financial assets		181	254	243	319
Less Depreciation		5,018	4,506	7,760	7,250
Plus Change in inventories		79	(77)	208	(29)
Plus Other movement in non-financial assets		1,058	1,315	1,169	1,382
Equals Net Acquisition/(Disposal) of Non-Financial Assets		5,838	4,356	7,682	4,919

Fiscal Balance		8,092	(72)	3,416	(3,596)

This Operating Statement should be read in conjunction with the accompanying notes. Note 2 provides disaggregated information in relation to the above components.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-1

Balance Sheet for Queensland

as at 30 June 2023

		General Government		Total State
		2023	2022	2023	2022
	Notes	$M	$M	$M	$M
Assets
Financial Assets
Cash and deposits	22	2,357	1,710	9,007	6,481
Receivables and loans
Receivables	23(a)	4,320	4,160	6,603	6,335
Advances paid	23(b)	1,239	1,233	1,215	1,216
Loans paid	23(c)	306	330	11,224	12,344
Securities other than shares	24(a)	49,120	43,805	91,815	95,230
Shares and other equity investments
Investments in public sector entities	24(b)	24,414	19,973	-	-
Investments in other entities		16	6	16	6
Investments accounted for using the equity method	25(a)	159	159	158	166
Total Financial Assets		81,930	71,376	120,039	121,777

Non-Financial Assets
Inventories	27	731	650	1,644	1,410
Assets held for sale	28	72	84	75	84
Investment properties	29	451	498	812	838
Property, plant and equipment	31	309,203	269,433	375,479	332,370
Intangibles	32	728	739	1,750	1,738
Service concession assets - GORTO	33	11,660	10,608	11,660	10,608
Deferred tax asset	1(i)	9,026	9,270	-	-
Other non-financial assets	34	682	772	915	977
Total Non-Financial Assets		332,554	292,055	392,335	348,025

Total Assets		414,484	363,430	512,373	469,802

Liabilities
Payables	35	5,921	5,222	7,340	6,982
Employee benefit obligations
Superannuation liability	36(a)	20,913	22,168	20,559	21,768
Other employee benefits	36(b)	10,419	9,029	11,641	10,137
Deposits held	37(a)	-	-	5,104	6,639
Advances received	37(b)	1,909	1,310	235	262
Borrowing with QTC	37(c)	46,166	49,000	-	-
Leases and other loans	37(d)	7,519	7,671	8,372	8,532
Securities and derivatives	37(e)	41	93	123,844	136,591
Deferred tax liability	1(i)	4,410	5,695	-	-
Provisions	38	4,991	5,120	14,593	13,888
Service concession liabilities - GORTO	33	7,207	7,442	7,207	7,442
Other liabilities	39	1,015	1,089	1,966	1,925
Total Liabilities		110,511	113,840	200,859	214,165

Net Assets		303,973	249,590	311,514	255,637

Net Worth
Accumulated surplus		110,042	95,171	118,597	101,505
Reserves		193,931	154,419	192,917	154,132
Total Net Worth		303,973	249,590	311,514	255,637

KEY FISCAL AGGREGATES

Net Financial Worth		(28,581)	(42,465)	(80,820)	(92,388)
Net Financial Liabilities		52,995	62,438	80,820	92,388
Net Debt		2,615	10,997	24,293	36,753

This Balance Sheet should be read in conjunction with the accompanying notes. Note 2 provides disaggregated information in relation to the components of the net assets.

5-2	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Statement of Changes in Equity (Net Worth) for Queensland General Government Sector

for the Year ended 30 June 2023

	Opening Balance	Comprehensive Result for Period				Closing Balance

		Adjustments to Opening Balances [2]	Movements [3]	Transfers/Entity Cessation [3]	Actuarial Gain/ (Loss) on Superannuation [1]

	$M	$M	$M	$M	$M	$M

2023
Accumulated surplus	95,171	-	14,127	-	744	110,042
Revaluation reserve - financial assets	11,053	-	4,178	-	-	15,232
Revaluation reserve - non-financial assets	143,259	-	35,334	(3)	-	178,589
Other reserves	107	-	-	3	-	111

Total equity at the end of the financial year	249,590	-	53,639	-	744	303,973

2022
Accumulated surplus	87,251	(14)	3,371	(25)	4,589	95,171
Revaluation reserve - financial assets	13,339	-	(2,312)	27	-	11,053
Revaluation reserve - non-financial assets	108,759	-	34,493	7	-	143,259
Other reserves	116	-	-	(9)	-	107

Total equity at the end of the financial year	209,464	(14)	35,551	-	4,589	249,590

Notes:

1.  Refer to Note 21 – Other economic flows – other movement in equity.

2.  Adjustments to opening balance largely relate to accounting for water infrastructure.

3.  There have been immaterial adjustments to 2022 movements and transfers.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-3

Statement of Changes in Equity (Net Worth) for Queensland Total State Sector

for the Year ended 30 June 2023

	Opening Balance	Comprehensive Result for Period				Closing Balance

		Adjustments to Opening Balances [2]	Movements [3]	Transfers/Entity Cessation [3]	Actuarial Gain/ (Loss) on Superannuation [1]

	$M	$M	$M	$M	$M	$M

2023
Accumulated surplus	101,505	-	16,150	229	712	118,597
Revaluation reserve - financial asset	(2,226)	-	2,226	-	-	-
Revaluation reserve - non-financial assets	155,298	-	36,789	(164)	-	191,924
Other reserves	1,059	-	-	(65)	-	994

Total equity at the end of the financial year	255,637	-	55,165	-	712	311,514

2022
Accumulated surplus	78,724	(14)	17,550	553	4,693	101,505
Revaluation reserve - financial assets	604	-	(2,857)	27	-	(2,226)
Revaluation reserve - non-financial assets	120,744	-	34,716	(162)	-	155,298
Other reserves	1,477	-	-	(418)	-	1,059

Total equity at the end of the financial year	201,549	(14)	49,409	-	4,693	255,637

Notes:

1.	Refer to Note 21 – Other economic flows – other movement in equity.

2.	Adjustments to opening balance largely relate to accounting for water infrastructure.

3.	There have been immaterial adjustments to 2022 movements and transfers.

5-4	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Cash Flow Statement for Queensland

for the Year Ended 30 June 2023

		General Government		Total State
		2023	2022	2023	2022
	Notes	$M	$M	$M	$M
Cash Flows from Operating Activities
Cash received
Taxes received		20,410	20,764	19,864	20,272
Grants and subsidies received		38,684	34,378	38,583	34,276
Sales of goods and services		6,886	6,297	23,777	22,567
Interest receipts		3,201	2,638	2,150	1,183
Dividends and income tax equivalents		922	1,202	-	-
Other receipts		22,502	12,478	23,010	12,950
		92,604	77,757	107,384	91,247
Cash paid
Payments for employees		(34,232)	(31,739)	(36,903)	(34,168)
Payments for goods and services		(23,090)	(20,510)	(31,835)	(28,650)
Grants and subsidies paid		(13,777)	(13,628)	(12,984)	(12,979)
Interest paid		(1,616)	(1,441)	(4,641)	(3,996)
Other payments		(4)	-	(837)	(820)
		(72,719)	(67,318)	(87,200)	(80,613)

Net Cash Flows from Operating Activities	40(a)	19,885	10,440	20,184	10,634

Cash Flows from Investing Activities in
Non-Financial Assets
Purchases of non-financial assets		(9,899)	(7,878)	(14,309)	(11,136)
Sales of non-financial assets		181	254	243	319
		(9,718)	(7,624)	(14,065)	(10,817)
Financial Assets (Policy Purposes)
Equity acquisitions / disposals		(818)	12	-	3
Advances and concessional loans paid		(133)	(157)	(131)	(161)
Advances and concessional loans received		186	272	186	270
		(766)	127	56	112
Financial Assets (Liquidity Purposes)
Purchases of investments		(13,936)	(6,470)	(62,617)	(45,758)
Sales of investments		5,900	2,580	62,067	32,718
		(8,035)	(3,889)	(550)	(13,041)

Net Cash Flows from Investing Activities		(18,519)	(11,386)	(14,559)	(23,746)

Cash Flows from Financing Activities
Cash received
Advances received		3,264	2,339	3	1
Proceeds of borrowing		43	3,088	5,987	2,888
Deposits received		-	-	5,563	6,472
Other financing (including interest bearing liabilities)		-	-	26,755	30,244
		3,306	5,427	38,309	39,606
Cash paid
Advances paid		(2,665)	(2,465)	(31)	(40)
Borrowing repaid		(1,360)	(1,435)	(6,439)	(6,381)
Deposits withdrawn		-	-	(7,099)	(6,217)
Other financing (including interest bearing liabilities)		-	-	(27,839)	(19,798)
		(4,025)	(3,900)	(41,408)	(32,436)

Net Cash Flows from Financing Activities		(719)	1,527	(3,099)	7,170

Net Increase/(Decrease) in Cash and Deposits Held		647	581	2,526	(5,942)
Cash and deposits at the beginning of the financial year		1,710	1,129	6,481	12,423
Cash and Cash Equivalents Held at the End of the Financial Year	22	2,357	1,710	9,007	6,481

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-5

Cash Flow Statement for Queensland

for the Year Ended 30 June 2023 continued

		General Government		Total State
		2023	2022	2023	2022
	Notes	$M	$M	$M	$M
KEY FISCAL AGGREGATES

Net Cash from Operating Activities		19,885	10,440	20,184	10,634
Net Cash Flow from Investments in Non-Financial Assets		(9,718)	(7,624)	(14,065)	(10,817)

CASH SURPLUS/(DEFICIT)		10,167	2,816	6,119	(182)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)		10,167	2,816	6,119	(182)
Acquisitions under finance leases and similar arrangements		(849)	(1,051)	(900)	(1,070)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements		9,318	1,765	5,219	(1,252)

This Cash Flow Statement should be read in conjunction with the accompanying notes. Note 2 provides disaggregated information in relation to the components of the net cash flows.

5-6	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

Index of Notes

1.	Basis of financial statements preparation	5 - 8
2.	Disaggregated information	5 - 14
3.	Taxation revenue	5 - 19
4.	Grants revenue	5 - 19
5.	Sales of goods and services	5 - 20
6.	Interest income	5 - 20
7.	Dividend and income tax equivalent income	5 - 21
8.	Other revenue	5 - 21
9.	Employee expenses	5 - 21
10.	Superannuation expenses	5 - 22
11.	Other operating expenses	5 - 22
12.	Depreciation and amortisation	5 - 22
13.	Other interest expenses	5 - 23
14.	Grants expenses	5 - 23
15.	Gains/(losses) on sale of assets/settlement of liabilities	5 - 24
16.	Revaluation increments/(decrements) and impairment (losses)/reversals	5 - 24
17.	Asset write-downs	5 - 25
18.	Actuarial adjustments to liabilities	5 - 25
19.	Dividends and tax equivalents treated as capital returns	5 - 25
20.	Other economic flows - included in operating result – other	5 - 26
21.	Other economic flows - other movements in equity	5 - 26
22.	Cash and deposits	5 - 26
23.	Receivables and loans	5 - 27
24.	Securities and shares	5 - 30
25.	Other investments	5 - 31
26.	Public private partnerships	5 - 32
27.	Inventories	5 - 38
28.	Assets held for sale	5 - 38
29.	Investment properties	5 - 38
30.	Restricted assets	5 - 38
31.	Property, plant and equipment	5 - 39
32.	Intangibles	5 - 52
33.	Service Concession Arrangements - Grant of Right to Operate (SCA - GORTO)	5 - 52
34.	Other non-financial assets	5 - 53
35.	Payables	5 - 53
36.	Employee benefit obligations	5 - 54
37.	Deposits, borrowings and advances, securities and derivatives	5 - 55
38.	Provisions	5 - 59
39.	Other liabilities	5 - 61
40.	Notes to the Cash Flow Statement	5 - 62
41.	Capital expenditure commitments	5 - 63
42.	Cash and other assets held in trust	5 - 63
43.	Contingent assets and liabilities	5 - 64
44.	Post balance date events	5 - 66
45.	Sustainability Related Risks	5 - 67
46.	Financial risk management disclosure	5 - 68
47.	Net fair value of financial instruments	5 - 73
48.	Retirement benefit obligations	5 - 77
49.	Related parties and Ministerial remuneration	5 - 80
50.	Controlled entities	5 - 81
51.	Expenses from transactions by function	5 - 86
52.	Sector assets by function	5 - 86
53.	General Government Sector Budget to actual comparison	5 - 87

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-7

Notes to the Financial Statements

1.	Basis of financial statements preparation

(a)	General information

This financial report is prepared for the Queensland General Government Sector (GGS) and the consolidated Total State Sector (TSS).

The GGS is a component of the TSS. The GGS is determined in accordance with the principles and rules contained in the Australian Bureau of Statistics’ (ABS) Australian System of Government Finance Statistics: Concepts, Sources and Methods 2015 (ABS GFS Manual). According to the ABS GFS Manual, the GGS consists of all government units and non-profit institutions controlled and mainly financed by government. Government units are legal entities established by political processes that have legislative, judicial or executive authority over other units and which provide goods and services to the community or to individuals on a non-market basis and make transfer payments to redistribute income and wealth. Non-profit institutions are created for the purpose of producing or distributing goods and services but are not a source of income, profit or other financial gain for the Government. Refer Note 1(c) for further information on sectors.

Unless otherwise stated, references in this report to “the State” include both the GGS and TSS.

(b)	The Government reporting entity

The Queensland Government economic entity (TSS) includes all State Government departments, other General Government entities, Public Non-financial Corporations (PNFC), Public Financial Corporations (PFC) and their controlled entities. Refer Note 50 for a full list of controlled entities included in each sector.

Under AASB 1049 Whole of Government and General Government Sector Financial Reporting, the preparation of the GGS financial report does not require full application of AASB 10 Consolidated Financial Statements and AASB 9 Financial Instruments. The GGS includes the value of all material assets, liabilities, equity, revenue and expenses of entities controlled by the GGS of Queensland. Assets, liabilities, revenue, expenses and cash flows of Government controlled entities that are in the PNFC and the PFC are not separately recognised in the GGS.

Instead, the GGS recognises an asset, being the controlling equity investment in those entities and recognises an increment or decrement relating to changes in the carrying amount of that asset, measured in accordance with AASB 1049. The asset is reported as ‘Investments in public sector entities’ on the Balance Sheet.

Generally, only those agencies considered material by virtue of the size of their financial transactions and/or resources managed are consolidated for the purposes of this report (refer Note 50 for further details).

In the process of reporting the Queensland Government as a single economic entity, all material inter-entity and intra-entity transactions and balances have been eliminated to the extent practicable.

The ABS GFS Manual provides the basis upon which GFS information contained in the financial report is prepared. In particular, Note 1(l) discloses how key fiscal aggregates of net worth, net operating balance, fiscal balance and cash surplus/(deficit), determined using the principles and rules in the ABS GFS Manual, differ from the aggregates included in this financial report.

(c)	Sectors

Assets, liabilities, revenue and expenses that are attributed reliably to each sector of the Queensland Government economic entity (TSS) are disclosed in Note 2. For disclosure purposes, transactions and balances between entities within each sector have been eliminated in the sector. The financial impact of inter-sector transactions and balances is also disclosed under the heading of Consolidation Adjustments.

A brief description of each broad sector of the Government’s activities, determined in accordance with the ABS GFS Manual follows:

General Government Sector (GGS)

The primary function of GGS agencies is to provide public services that:

–    are non-trading in nature and that are for the collective benefit of the community;

–    are largely financed by way of taxes, fees and other compulsory charges; and

–    involve the transfer or redistribution of income.

Public Non-financial Corporations Sector (PNFC Sector)

The primary function of enterprises in the PNFC Sector is to provide goods and services that:

–    are trading, non-regulatory or non-financial in nature; and

–    are financed by way of sales of goods and services to consumers.

5-8	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

1.	Basis of financial statements preparation continued

(c)	Sectors continued

Public Financial Corporations Sector (PFC Sector)

The PFC Sector comprises publicly-owned institutions which provide financial services, usually on a commercial basis.

Functions they perform may include:

–    central bank functions;

–    accepting on-call, term or savings deposits;

–    investment fund management;

–    having the authority to incur liabilities and acquire financial assets in the market on their own account; or

–    providing insurance services.

(d)	Compliance with prescribed requirements

This financial report has been prepared in accordance with the Financial Accountability Act 2009. In addition, the financial statements comply with AASB 1049 which requires compliance with all Australian Accounting Standards and Concepts, Interpretations and other authoritative pronouncements, except those identified below.

With respect to compliance with Australian Accounting Standards and Interpretations, the GGS and the TSS have applied those requirements applicable to not-for-profit entities, as the GGS and the TSS are classified as such. It is, however, recognised that the TSS is an aggregation of both for-profit and not-for-profit entities.

Unless otherwise stated, the accounting policies adopted for the reporting period are consistent with those of the previous reporting period. In accordance with AASB 101 Presentation of Financial Statements and AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors, changes to accounting policies are applied retrospectively unless specific transitional provisions apply.

The financial report of the TSS is a general purpose financial report. The financial report of the GGS is included as two separate columns adjacent to the TSS financial information. GGS information is shaded.

The statements have been prepared on an accrual basis that recognises the financial effects of transactions and events when they occur.

AASB 1049 harmonises GFS with Generally Accepted Accounting Principles (GAAP) to the extent that GFS does not conflict with GAAP. This requires the selection of options within the Australian Accounting Standards that harmonise with the ABS GFS Manual.

The purpose of this financial report is to provide users with information about the stewardship by the Government in relation to the GGS and TSS and accountability for the resources entrusted to it, information about the financial performance, position and cash flows of the GGS and TSS and information that facilitates assessments of the macro-economic impact of the Government.

(e)	New and changed accounting standards and accounting policies

Accounting Standards applied for the first time in 2022-23

No new accounting standards effective for the first time in 2022-23 had a material impact on the State.

Future impact of accounting standards not yet effective

AASB 17 Insurance Contracts

This standard applies to insurance contracts and is proposed to be effective for the public sector in 2026-27. Public sector specific modifications and guidance include:

–	pre-requisites, indicators and other considerations that need to be judged to identify arrangements that fall within the scope of AASB 17 in a public sector context;

–	guidance on coverage periods in a public sector context, which has consequences for determining the cash flows used to measure insurance liabilities and the pattern of revenue recognition; and

–	an accounting policy choice to measure liabilities for remaining coverage applying the premium allocation approach.

The State has not yet commenced in-depth analysis of the potential accounting impact of AASB 17 for its insurance contracts.

The State’s insurance liabilities are currently accounted for under AASB 1023 General Insurance Contracts or AASB 137 Provisions, Contingent Liabilities and Contingent Assets, and are reported in Note 38.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-9

Notes to the Financial Statements

1.	Basis of financial statements preparation continued

(f)	Reporting period

The reporting period of the GGS and TSS is the financial year ended 30 June 2023.

(g)	Presentation

Currency and rounding

All amounts in these statements are in Australian dollars and have been rounded to the nearest $1 million or where the amount is less than $500,000, to zero, unless otherwise indicated. Accordingly, numbers may not add due to rounding.

Comparative information and errors

Where applicable, comparatives have been restated, to be consistent with changes in presentation for the current reporting period. The impact of any material prior year adjustments on net worth is noted in the Statement of Changes in Equity.

AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors requires that material prior period errors be corrected retrospectively by either restating comparative amounts if the errors occurred in the prior year or restating the opening balances of assets, liabilities and equity of the prior year where the error occurred before the prior year.

Foreign currency

Foreign currency transactions are translated into Australian dollars at the rate of exchange prevailing at the date of the transaction. Amounts payable and receivable in foreign currencies are translated to Australian dollars at rates of exchange prevalent at balance date.

Translation differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in other economic flows in the operating result, except when deferred in equity as qualifying cash flow hedges and net investment hedges.

Translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in other economic flows in the operating result as part of the fair value gain or loss. Translation differences on non-monetary assets such as equities at fair value through other comprehensive income are included in the fair value reserve in equity.

Translation differences relating to borrowings are accounted for as exchange gains or losses in other economic flows in the operating result.

(h)	Basis of measurement

These financial statements use historical cost accounting principles as the measurement basis unless otherwise stated in the report. Other significant valuation methodologies used include:

–	Financial assets:
•	receivables and loans (except onlendings by Queensland Treasury Corporation (QTC)) are measured at amortised cost;
•	term deposits are measured at amortised cost;
•	corporate bonds and investments in other public sector entities within GGS are measured at fair value through other comprehensive income (FVTOCI); and
•	other financial assets, including onlendings by QTC, securities and derivatives, are recorded at fair value through profit or loss.
–	Financial liabilities:
•	payables are measured at amortised cost;
•

lease liabilities, Service Concession Arrangements (SCA) - non-GORTO (Grant of Right to Operate) liabilities, advances, interest bearing deposits and GGS loans from QTC are measured at amortised cost; and

•	other financial liabilities, including securities and derivatives, are recorded at fair value through profit or loss.
–	Non-financial assets:
•	inventories (other than those held for distribution) are valued at the lower of cost and net realisable value under AASB 102 Inventories; and
•	land, buildings, infrastructure, major plant and equipment and heritage and cultural assets are valued at fair value. Other classes of assets are valued at cost, which approximates fair value; and
•	service concession assets are recorded at fair value.

5-10	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

1.	Basis of financial statements preparation continued

(h)	Basis of measurement continued

–	Non-financial liabilities:
•

provisions in relation to superannuation, long service leave, workers’ compensation, insurance and redress are based on actuarial valuations, measured at the present value of the estimate of the expenditure required to settle the present obligation at the reporting date; and

•	service concession liabilities in relation to GORTO arrangements and unearned revenue are measured at their amortised amounts after deducting revenue earned to date.

(i)	Commonwealth taxation and income tax equivalents

The Government is exempt from Commonwealth taxation except for Fringe Benefits Tax and Goods and Services Tax (GST). Revenue, expenses and assets are recognised net of GST, except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO), in which case, the GST is recognised as part of the acquisition cost of the asset or as part of the item of expense.

Receivables and payables include GST. The amounts of GST receivable from, or payable to, the ATO are included as a current asset or liability in the Balance Sheet. Cash flows are included in the Cash Flow Statement on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

The GGS is the collector of income tax equivalents from the PNFC and PFC Sectors. Current income tax is included in the net operating balance while deferred tax is treated as an other economic flow. The deferred tax assets and liabilities with other public sector entities are reflected on the face of the GGS Balance Sheet and are eliminated in the TSS.

(j)	Classification

AASB 1049 requires the Operating Statement to include all items of revenue and expenses recognised in a period. All amounts relating to an item included in the determination of comprehensive result (total change in net worth) are classified as transactions or other economic flows in a manner that is consistent with the ABS GFS Manual. Key technical terms from the ABS GFS Manual that are used in this financial report are outlined in Notes 1(c) and 1(k).

Transactions are interactions between two units by mutual agreement or an action within a unit that is analytically useful to treat as a transaction. Other economic flows are changes in the volume or value of an asset or liability that do not result from transactions (e.g. revaluations and other changes in the volume of assets).

Where application of accounting standards results in a variance to GFS, Note 1(l) describes the differences.

(k)	Key GFS technical terms

ABS GFS Manual

The ABS GFS Manual refers to the ABS publication Australian System of Government Finance Statistics: Concepts, Sources and Methods 2015 as updated from time to time.

Cash surplus/(deficit)

The cash surplus/(deficit) is calculated as net cash flows from operating activities plus net cash flows from acquisition and disposal of non-financial assets less distributions paid. GFS cash surplus/(deficit) also deducts the value of assets acquired under finance leases and similar arrangements.

Comprehensive result - total change in net worth before transactions with owners as owners

This is the net result of all items of revenue and expenses recognised for the period. It is the aggregate of the operating result and other movements in equity, other than transactions with owners as owners.

Financial assets and non-financial assets

A financial asset is any asset that is:

–     cash;

–     an equity instrument of another entity;

–     a contractual right:

(a)	to receive cash or another financial asset from another entity; or
(b)	to exchange financial assets or financial liabilities with another entity under conditions that are potentially favourable to the entity.

All assets that are not “financial assets” are non-financial assets.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-11

Notes to the Financial Statements

1.	Basis of financial statements preparation continued

(k)	Key GFS technical terms continued

Key fiscal aggregates

Key fiscal aggregates are referred to as analytical balances in the ABS GFS Manual. These are data identified in the ABS GFS Manual as useful for macro-economic analysis purposes, including assessing the impact of a Government on the economy. They are opening net worth, net operating balance (which equals change in net worth due to transactions), fiscal balance, change in net worth due to revaluations and changes in the volume of assets, total change in net worth, closing net worth and cash surplus/(deficit).

Net debt

Net debt in these statements is disclosed as per the UPF and equals (deposit liabilities held plus advances and borrowing liabilities) less (cash and deposits plus investments and loans plus asset advances outstanding). GFS now has a wider definition of net debt which includes all liabilities in the calculation.

Fiscal balance

Also known as Net lending/(borrowing), this measures the financing requirements of a government and is calculated as the net operating balance, less the net acquisition of non-financial assets. A positive result reflects a fiscal surplus (net lending position) and a negative result reflects a fiscal deficit (net borrowing position), based on the definition in the ABS GFS Manual.

Net operating balance

This is calculated as income from transactions less expenses from transactions, based on the definition in the ABS GFS Manual.

Net worth

For the GGS and TSS, net worth is the result of assets less liabilities, since shares and contributed capital is zero. It is an economic measure of wealth and reflects the contribution of governments to the wealth of Australia.

Non-profit institution

A non-profit institution is a legal or social entity that is created for the purpose of producing or distributing goods and services but is not permitted to be a source of income, profit or other financial gain for the units that establish, control or finance it.

Operating result

Operating result is a measure of financial performance of the operations of the State for the period. It is the net result of items of revenue and gains, and expenses and losses recognised for the period, excluding those that are classified as other movements in equity.

Other economic flows

Changes in the volume or value of an asset or liability that do not result from transactions (e.g. revaluations and other changes in the volume of assets) are other economic flows.

Transactions

Refer Note 1(j).

5-12	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

1.	Basis of financial statements preparation continued

(l)	Reconciliation to GFS

As required by AASB1049, this note identifies the convergence differences between the key aggregates per AASB1049 and the calculations in terms of the GFS Manual.

AASB 1049 Treatment	ABS GFS Treatment
Reconciliation to GFS Net Operating Balance
Onerous contract expenses are recognised as other economic flows included in the operating result.	Onerous contract expenses are recognised as expenses from transactions when payments are made from the provision.
Dividends to owners are treated as a distribution to owners and therefore a direct debit to equity.	Dividends to owners are treated as an expense. The differences do not flow through to the TSS as they arise from inter-sector transactions.
Lease expenses related to leased assets recognised on the Balance Sheet are recognised as amortisation expenses and lease finance charges	Operating leases are recognised as other operating expenses when paid.
An elimination difference arises in respect of social benefits. Under AASB 10, intragroup transactions are eliminated in full.

Certain transactions within and between the GGS and the PNFC Sector are not eliminated on consolidation of the GGS or TSS.

These benefits are grossed up for GFS reporting in sales of goods and services and other operating expenses and there is no net effect on the net operating balance.

Reconciliation to GFS Fiscal Balance
Purchases and sales of land inventories and assets held for rental and subsequently held for sale are reflected in changes in net inventories	Purchases and sales of land inventories and assets held for rental and subsequently held for sale are treated as purchases and sales of non-financial assets.
Reconciliation to GFS Net Worth and Change in net worth
Equity investments in PNFCs and PFCs are measured as the Government’s proportional share of the carrying amount of net assets of the PNFC and PFC Sector entities on a GAAP basis.	Equity investments in PNFCs and PFCs are impacted by the above convergence differences. This difference does not flow through to the TSS as it arises from inter-sector balances.
Operating leases are recognised on the balance sheet under AASB 16 Leases unless the lease is shorter than 12 months or where the underlying assets are worth less than $10 000 when new.	Operating leases are not recognised on the balance sheet.
Restoration assets and restoration provisions are recognised in the Balance Sheet.	Restoration assets and restoration provisions are not recognised.
Deferred tax assets are classified as non-financial assets and deferred tax liabilities are classified as non-financial liabilities in the Balance Sheet.	Deferred tax assets and deferred tax liabilities are not recognised. The difference does not flow through to the TSS as it arises from inter-sector transactions.
Service concession arrangements – GORTO assets and GORTO liabilities have been recognised in the Balance Sheet.	Service concession arrangements – GORTO assets and GORTO liabilities are not recognised.
A provision for onerous contracts is recognised on the Balance Sheet.	A provision for onerous contracts is not recognised.
Net Worth is calculated as assets less liabilities.	Net worth is measured as assets less liabilities less shares/contributed equity.
Reconciliation to GFS Cash Surplus/(Deficit)
Cash Flow Statement does not recognise notional cash flows.	A notional cash outflow relating to new finance leases and similar arrangements is recognised in calculating cash surplus/(deficit).

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-13

Notes to the Financial Statements

2.	Disaggregated information

	General Government *		Public Non-financial Corporations *		Public Financial Corporations *		Consolidation Adjustments		Total State
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M
Continuing Operations
Revenue from Transactions
Taxation revenue	20,601	20,011	-	-	-	-	(550)	(503)	20,051	19,508
Grants revenue	38,335	34,135	912	697	-	-	(1,014)	(799)	38,233	34,034
Sales of goods and services	6,483	5,896	14,735	14,894	3,140	2,726	(3,520)	(3,234)	20,838	20,282
Interest income	3,226	2,643	117	66	4,355	3,467	(5,513)	(4,989)	2,184	1,188
Dividend and income tax equivalent income	1,007	790	-	-	-	-	(1,007)	(790)	-	-
Other revenue	20,160	10,710	506	293	144	179	(32)	(19)	20,778	11,164
Total Revenue from Transactions	89,810	74,185	16,270	15,951	7,639	6,372	(11,635)	(10,332)	102,084	86,176

Expenses from Transactions
Employee expenses	30,557	28,068	2,532	2,254	453	398	(554)	(468)	32,988	30,251
Superannuation expenses	4,532	3,763	290	256	29	26	-	-	4,851	4,045
Other operating expenses	20,014	18,229	7,608	7,484	2,934	3,229	(3,088)	(2,867)	27,468	26,075
Depreciation and amortisation	5,018	4,506	2,720	2,719	23	25	-	-	7,760	7,250
Other interest expenses	1,688	1,508	1,675	1,610	7,300	6,336	(5,949)	(5,391)	4,712	4,064
Grants expenses	14,072	13,827	29	25	119	114	(1,014)	(799)	13,206	13,167
Other property expenses	-	-	369	550	56	49	(424)	(599)	-	-
Total Expenses from Transactions	75,880	69,902	15,222	14,897	10,913	10,178	(11,029)	(10,124)	90,986	84,853
Net Operating Balance from Continuing Operations	13,930	4,284	1,048	1,054	(3,274)	(3,806)	(606)	(209)	11,098	1,323

Other Economic Flows - Included in Operating Result	198	(913)	(574)	(126)	4,024	3,384	1,405	13,882	5,052	16,227

Operating Result from Continuing Operations	14,128	3,371	474	927	750	(421)	799	13,673	16,150	17,550

Other Economic Flows - Other Movements in Equity	40,255	36,755	3,324	(1,951)	(108)	11	(3,745)	1,723	39,727	36,538

Comprehensive Result/Total Change in Net Worth	54,383	40,126	3,799	(1,024)	642	(411)	(2,946)	15,397	55,877	54,088

KEY FISCAL AGGREGATES

Net Operating Balance	13,930	4,284	1,048	1,054	(3,274)	(3,806)	(606)	(209)	11,098	1,323

Net Acquisition/(Disposal) of Non-Financial Assets
Purchases of non-financial assets	9,899	7,878	4,497	3,134	9	6	(96)	118	14,309	11,136
Less Sales of non-financial assets	181	254	63	63	-	3	-	-	243	319
Less Depreciation	5,018	4,506	2,720	2,719	23	25	-	-	7,760	7,250
Plus Change in inventories	79	(77)	129	48	-	-	-	-	208	(29)
Plus Other movement in non-financial assets	1,058	1,315	108	60	2	6	-	-	1,169	1,382
Equals Total Net Acquisition/(Disposal) of Non-Financial Assets	5,838	4,356	1,952	461	(12)	(16)	(96)	118	7,682	4,919
Fiscal Balance	8,092	(72)	(904)	593	(3,262)	(3,790)	(510)	(326)	3,416	(3,596)

 * See Note 1(c) for explanation of sectors

5-14	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

2.	Disaggregated information continued

Balance Sheet

	General Government *		Public Non-financial Corporations *		Public Financial Corporations *		Consolidation Adjustments		Total State
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M
Assets

Financial Assets
Cash and deposits	2,357	1,710	1,031	1,162	7,801	5,401	(2,182)	(1,792)	9,007	6,481
Receivables and loans
Receivables	4,320	4,160	2,743	2,637	485	439	(945)	(901)	6,603	6,335
Advances paid	1,239	1,233	1,675	1,053	-	-	(1,699)	(1,070)	1,215	1,216
Loans paid	306	330	1,356	2,178	91,463	94,639	(81,901)	(84,804)	11,224	12,344
Securities other than shares	49,120	43,805	4,837	13,736	84,360	78,061	(46,501)	(40,373)	91,815	95,230
Shares and other equity investments
Investments in public sector entities	24,414	19,973	-	-	-	-	(24,414)	(19,973)	-	-
Investments in other entities	16	6	-	-	-	-	-	-	16	6
Investments accounted for using the equity method	159	159	-	6	-	-	(1)	-	158	166

Total Financial Assets	81,930	71,376	11,642	20,771	184,108	178,542	(157,642)	(148,912)	120,039	121,777

Non-Financial Assets
Inventories	731	650	912	760	-	-	-	-	1,644	1,410
Assets held for sale	72	84	3	-	-	-	-	-	75	84
Investment properties	451	498	361	339	-	-	-	-	812	838
Property, plant and equipment	309,203	269,433	66,162	62,812	114	124	-	-	375,479	332,370
Intangibles	728	739	1,004	978	18	21	-	-	1,750	1,738
Service concession assets - GORTO	11,660	10,608	-	-	-	-	-	-	11,660	10,608
Deferred tax asset	9,026	9,270	4,154	5,431	256	266	(13,436)	(14,967)	-	-
Other non-financial assets	682	772	287	247	11	11	(66)	(53)	915	977

Total Non-Financial Assets	332,554	292,055	72,883	70,568	399	422	(13,501)	(15,019)	392,335	348,025

Total Assets	414,484	363,430	84,525	91,339	184,507	178,964	(171,143)	(163,931)	512,373	469,802

   * See Note 1(c) for explanation of sectors

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-15

Notes to the Financial Statements

2.	Disaggregated information continued

Balance Sheet continued

	General Government *		Public Non-financial Corporations *		Public Financial Corporations *		Consolidation Adjustments		Total State
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M
Liabilities
Payables	5,921	5,222	2,105	2,476	171	100	(857)	(815)	7,340	6,982
Employee benefit obligations
Superannuation liability	20,913	22,168	(354)	(400)	-	-	-	-	20,559	21,768
Other employee benefits	10,419	9,029	1,041	933	181	174	-	-	11,641	10,137
Deposits held	-	-	14	11	10,298	8,420	(5,208)	(1,792)	5,104	6,639
Advances received	1,909	1,310	25	22	-	-	(1,699)	(1,070)	235	262
Borrowing with QTC	46,166	49,000	43,276	41,851	-	-	(89,442)	(90,851)	-	-
Leases and other loans	7,519	7,671	367	357	485	504	-	-	8,372	8,532
Securities and derivatives	41	93	5,458	17,288	161,827	159,589	(43,482)	(40,379)	123,844	136,591
Deferred tax liability	4,410	5,695	9,001	9,248	25	22	(13,436)	(14,965)	-	-
Provisions	4,991	5,120	1,213	1,098	8,470	7,749	(81)	(79)	14,593	13,888
Service concession liabilities - GORTO	7,207	7,442	-	-	-	-	-	-	7,207	7,442
Other liabilities	1,015	1,089	972	846	45	44	(66)	(54)	1,966	1,925
Total Liabilities	110,511	113,840	63,117	73,729	181,502	176,601	(154,271)	(150,005)	200,859	214,165

Net Assets	303,973	249,590	21,408	17,610	3,006	2,363	(16,872)	(13,926)	311,514	255,637

Net Worth
Contributed equity	-	-	9,767	8,890	690	690	(10,457)	(9,580)	-	-
Accumulated surplus	110,042	95,171	(277)	(293)	1,393	683	7,440	5,945	118,597	101,505
Reserves	193,931	154,419	11,919	9,014	923	991	(13,855)	(10,292)	192,917	154,132
Total Net Worth	303,973	249,590	21,409	17,610	3,006	2,363	(16,873)	(13,927)	311,514	255,637

KEY FISCAL AGGREGATES

Net Financial Worth	(28,581)	(42,465)	(51,475)	(52,958)	2,606	1,941	(3,371)	1,093	(80,820)	(92,388)
Net Financial Liabilities	52,995	62,438	NA	NA	NA	NA	NA	NA	80,820	92,388
Net Debt	2,615	10,997	40,240	41,400	(11,014)	(9,590)	(7,548)	(6,054)	24,293	36,753

* See Note 1(c) for explanation of sectors

5-16	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

2.	Disaggregated information continued

Cashflow Statement

	General Government *		Public Non-financial Corporations *		Public Financial Corporations *		Consolidation Adjustments		Total State
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M
Cash Flows from Operating Activities
Cash received
Taxes received	20,410	20,764	-	-	-	-	(546)	(492)	19,864	20,272
Grants and subsidies received	38,684	34,378	841	687	-	-	(942)	(788)	38,583	34,276
Sales of goods and services	6,886	6,297	17,092	16,473	3,404	2,890	(3,605)	(3,093)	23,777	22,567
Interest receipts	3,201	2,638	106	66	4,353	3,467	(5,510)	(4,988)	2,150	1,183
Dividends and income tax equivalents	922	1,202	-	-	-	-	(922)	(1,202)	-	-
Other receipts	22,502	12,478	402	224	176	176	(70)	72	23,010	12,950
	92,604	77,757	18,442	17,449	7,934	6,533	(11,595)	(10,492)	107,384	91,247
Cash paid
Payments for employees	(34,232)	(31,739)	(2,750)	(2,496)	(475)	(402)	554	468	(36,903)	(34,168)
Payments for goods and services	(23,090)	(20,510)	(9,727)	(8,938)	(2,103)	(1,953)	3,085	2,752	(31,835)	(28,650)
Grants and subsidies paid	(13,777)	(13,628)	(29)	(25)	(119)	(114)	940	788	(12,984)	(12,979)
Interest paid	(1,616)	(1,441)	(1,671)	(1,606)	(7,298)	(6,330)	5,944	5,382	(4,641)	(3,996)
Other payments	(4)	-	(1,149)	(976)	(344)	(285)	660	442	(837)	(820)
	(72,719)	(67,318)	(15,325)	(14,042)	(10,340)	(9,085)	11,184	9,831	(87,200)	(80,613)

Net Cash Flows from Operating Activities	19,885	10,440	3,117	3,407	(2,406)	(2,551)	(412)	(661)	20,184	10,634

Cash Flows from Investing Activities in
Non-Financial Assets
Purchases of non-financial assets	(9,899)	(7,878)	(4,497)	(3,134)	(9)	(6)	96	(118)	(14,309)	(11,136)
Sales of non-financial assets	181	254	63	63	-	3	-	-	243	319
	(9,718)	(7,624)	(4,434)	(3,071)	(9)	(3)	96	(118)	(14,065)	(10,817)

Financial Assets (Policy Purposes)	(766)	127	(711)	4	-	-	1,532	(19)	56	112

Financial Assets (Liquidity Purposes)	(8,035)	(3,889)	463	899	875	(13,563)	6,148	3,512	(550)	(13,041)

Net Cash Flows from Investing Activities	(18,519)	(11,386)	(4,682)	(2,168)	866	(13,567)	7,777	3,375	(14,559)	(23,746)

Cash Flows from Financing Activities
Advances received (net)	598	(126)	(1)	(1)	-	-	(626)	88	(28)	(39)
Proceeds of borrowing (net)	(1,318)	1,653	2,202	248	(1,337)	(5,394)	1	-	(452)	(3,493)
Dividends paid (net)	-	-	(246)	(735)	(40)	(45)	286	781	-	-
Deposits received (net)	-	-	3	(1)	1,878	316	(3,417)	(60)	(1,536)	255
Other financing (net)	-	-	(523)	(705)	3,439	14,734	(4,000)	(3,583)	(1,084)	10,446

Net Cash Flows from Financing Activities	(719)	1,527	1,435	(1,194)	3,940	9,611	(7,755)	(2,774)	(3,099)	7,170

  * See Note 1(c) for explanation of sectors

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-17

Notes to the Financial Statements

2.	Disaggregated information continued

Cashflow Statement continued

	General Government *		Public Non-financial Corporations *		Public Financial Corporations *		Consolidation Adjustments		Total State
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M
Net Increase/(Decrease) in Cash and Deposits Held	647	581	(130)	44	2,400	(6,507)	(390)	(60)	2,526	(5,942)
Cash and deposits at the beginning of the financial year	1,710	1,129	1,162	1,117	5,401	11,908	(1,792)	(1,732)	6,481	12,423
Cash and Cash Equivalents Held at the End of the Financial Year	2,357	1,710	1,031	1,162	7,801	5,401	(2,182)	(1,792)	9,007	6,481

KEY FISCAL AGGREGATES
Net Cash from Operating Activities	19,885	10,440	3,117	3,407	(2,406)	(2,551)	(412)	(661)	20,184	10,634
Net Cash Flow from Investments in Non-Financial Assets	(9,718)	(7,624)	(4,434)	(3,071)	(9)	(3)	96	(118)	(14,065)	(10,817)
Dividends Paid	-	-	(246)	(735)	(40)	(45)	286	781	-	-
CASH SURPLUS/(DEFICIT)	10,167	2,816	(1,563)	(400)	(2,455)	(2,600)	(30)	2	6,119	(182)

  * See Note 1(c) for explanation of sectors

5-18	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

3.	Taxation revenue

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M
Stamp duties
Transfer	5,240	6,336	5,240	6,336
Motor vehicles	791	703	791	703
Insurance	1,371	1,219	1,371	1,219
Other duties	70	40	70	40
	7,472	8,298	7,472	8,298

Payroll tax	5,669	5,001	5,500	4,858
Mental health levy	182	-	173	-
Vehicle registration fees	2,226	2,103	2,226	2,102
Gaming taxes and levies	1,911	1,645	1,911	1,645
Land tax	1,732	1,633	1,710	1,607
Fire levy	625	604	625	604
Guarantee fees	350	333	-	-
Other taxes	434	393	434	393
	20,601	20,011	20,051	19,508

Taxation revenue is recognised when one or more of the following events are satisfied:

–	the underlying transaction or event which gives rise to the right to collect the revenue occurs and can be measured reliably;
–	the assessment is raised by the self-assessor (a person who lodges transactions online); and/or
–	the assessment is issued as a result of Commissioner-assessed transactions or following compliance activities such as reviews and audits.

4.	Grants revenue

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M
Commonwealth
General purpose payments
GST revenue grants	18,306	16,079	18,306	16,079
Other general purpose payments	4	4	6	4
Specific purpose payments	10,109	10,225	10,111	10,228
National partnership payments	4,678	3,123	4,678	3,123
Grants for on-passing to non-Queensland Government entities	4,740	4,325	4,740	4,325
	37,837	33,756	37,842	33,759
Other
Industry/community contributions	241	148	251	153
Other grants	256	231	141	123
	497	379	392	275

	38,335	34,135	38,233	34,034

Commonwealth and other grants are recognised as revenue when the State obtains control over the grant, usually upon receipt. Where the grant is enforceable and contains sufficiently specific performance obligations for the State to transfer goods or services, revenue is recognised as and when the obligations are satisfied.

Specific purpose payments include $5.5 billion (2022: $5.2 billion) of activity based funding for health services received from the Australian Government’s National Health Funding Pool. This funding is assessed as sufficiently specific and enforceable and is classified as revenue from contracts with customers. Substantially all the performance obligations under this funding contract are satisfied in the same financial year that the funding is received, through health services delivered by Queensland Health. No material contract liability relating to this funding was recognised at year end (2022: $11 million). The State does not have other material grants that are classified as revenue from contracts with customers.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-19

Notes to the Financial Statements

5.	Sales of goods and services

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

User charges
Sale of goods and services	4,467	4,064	18,176	17,863
Rental income	598	553	673	628
	5,065	4,617	18,849	18,491
Fees
Transport and other licences and permits	986	893	986	893
Other regulatory fees	432	387	1,003	898
	1,418	1,280	1,989	1,791

	6,483	5,896	20,838	20,282

Revenue from sales of goods and services and licences is recognised when the State satisfies performance obligations for the transfer of goods or services to the customer. When revenue has been received in advance for services or works still to be completed at balance date, this revenue is considered to be unearned and is reported in other liabilities (refer Note 39).

Sales of goods and services includes revenue from contracts with customers totalling $5.7 billion (2022: $5.2 billion) for the GGS and $17.7 billion (2022: $17.5 billion) for the TSS. Below are details about the nature and timing of the satisfaction of performance obligations and related revenue recognition policies for the State’s major types of revenue from contracts with customers.

Electricity supply and distribution

–

Electricity wholesale revenue is recognised at a point in time when the electricity is dispatched to the National Electricity Market. Retail sales revenue is recognised either at a point in time when the electricity is dispatched to the customer or over time where there are a series of performance obligations in the contract. Progress is measured based on units of electricity delivered.

–	Network tariffs revenue is recognised over time as customers are provided with access to the network and simultaneously receive and consume energy delivered to their premises.

Other sales of goods and services

–	Fare revenue and transport and traffic fees are recognised as the services are provided to the customer and the performance obligations are met.
–	Revenue from bulk water sales to distributor retailers is recognised monthly based on the actual megalitres supplied to the grid customer during the calendar month.
–

Port cargo handling charges and harbour dues are recognised at a point in time based on tonnage processed or over time based on the contractual terms, and payment is generally due upon completion of cargo handling services. To the extent that customers carry forward unused take-or-pay, revenue is deferred until such time that the tonnes have been utilised by the customers.

–	Revenue from the Pharmaceutical Benefit Scheme subsidy is recognised at a point in time when the drugs are dispensed to patients.

Rental income from operating leases is recognised on a straight-line basis over the lease term.

Revenue from regulatory fees is recognised when the taxable event giving rise to the receivable occurs.

6.	Interest income

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Interest on fixed rate notes	2,739	2,446	-	-
Distributions from managed funds	49	116	413	499
Other interest	438	80	1,771	688
	3,226	2,643	2,184	1,188

5-20	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

7.	Dividend and income tax equivalent income

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Dividends	606	209	-	-
Income tax equivalents	401	581	-	-
	1,007	790	-	-

For the GGS, dividends from PNFC and PFC Sector entities are recorded as revenue from transactions where the dividends are declared out of current profits. Refer Note 19 for dividends and tax equivalents paid out of prior accumulated profits and reserves or from the sale of businesses.

Dividends from the PNFC and PFC Sectors are eliminated in the TSS.

8.	Other revenue

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Royalties	18,214	8,917	18,195	8,902
Land rents	181	171	182	172
Donations, gifts and services received at below fair value	160	166	161	167
Contributed assets	311	395	370	442
Fines	815	558	815	558
Other	479	504	1,055	923
	20,160	10,710	20,778	11,164

Royalties are recognised when one or more of the following events are satisfied:

–	the underlying transaction or event which gives rise to the right to collect the revenue occurs and can be measured reliably;
–	the assessment is raised by the self-assessor (a person who lodges transactions online); and/or
–	the assessment is issued as a result of Commissioner-assessed transactions or following compliance activities such as reviews and audits.

Assets received at below fair value, including those received free of charge and that can be measured reliably, are recognised as revenue at their fair value when control over the assets is obtained, normally either on receipt of the assets or on notification that the assets have been secured.

9.	Employee expenses

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Salaries and wages	26,461	24,331	28,832	26,470
Annual leave	2,642	2,393	2,852	2,575
Long service leave	787	736	877	791
Workers’ compensation	368	317	14	17
Other employee related expenses	299	291	414	399
	30,557	28,068	32,988	30,251

The number of full time equivalent employees in the GGS at 30 June 2023 relating to the GGS entities listed in Note 50 totalled 252,431 (2022: 245,872). Per Budget Paper 2, Table 5.2, the estimated number of full time equivalents for 2023 was 251,354. Using the same scope as Budget Paper 2, the actual number of full time equivalents is 245,992 (2022: 239,889).

The number of Total State full time equivalent employees at 30 June 2023 relating to the consolidated entities listed in Note 50 totalled 275,710 (2022: 267,721).

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-21

Notes to the Financial Statements

10.	Superannuation expenses

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M
Defined Benefit (refer Note 48 for additional disclosures)
Current service cost	721	930	740	959
Interest cost	776	377	759	372
	1,497	1,307	1,499	1,331

Accumulation contributions	3,035	2,456	3,352	2,714
	4,532	3,763	4,851	4,045

11.	Other operating expenses

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Supplies and services	16,226	14,863	23,216	21,779
Transport service contract	2,088	2,001	-	-
WorkCover Queensland and other claims	492	403	3,255	3,506
Other expenses	1,208	962	997	790
	20,014	18,229	27,468	26,075

Audit fees charged by the Queensland Audit Office to entities included in these financial statements amounted to:	16	15	23	21

12.	Depreciation and amortisation

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Depreciation and amortisation expenses for the financial year were charged in respect of:
Buildings	2,301	2,002	2,446	2,139
Infrastructure	1,196	1,076	3,284	3,128
Major plant and equipment	60	51	123	129
Other plant and equipment	618	601	902	892
Heritage and cultural assets	58	37	58	37
ROU assets	630	580	692	646
SCA - non-GORTO	45	41	45	41
Software development	109	117	241	265
Capitalised depreciation expense	-	-	(31)	(28)
	5,018	4,506	7,760	7,250

A number of assets held by the State have been determined to have indefinite useful lives and are therefore not depreciated. Such assets include land, certain road formation earthworks, the Reference Collection of the State Library of Queensland, the Art Collection and Library Heritage Collection held by the Queensland Art Gallery, the State Collection and Library Heritage Collection of the Queensland Museum, and certain other heritage and cultural assets that are subject to preservation requirements to maintain these assets in perpetuity.

Other non-financial assets are depreciated or amortised on a straight-line basis, from their date of acquisition (or in respect of internally constructed assets, from the time the asset is completed and held ready for use), over their estimated useful lives to the agency.

Where assets have separately identifiable components that are subject to regular replacement, these components are assigned useful lives distinct from the asset to which they relate and are depreciated accordingly. Any expenditure that increases the originally assessed capacity or service potential of an asset is capitalised and the new depreciable value is depreciated over the remaining useful life of the asset.

5-22	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

12.	Depreciation and amortisation continued

Right-of-use (ROU) assets are depreciated over the lease term, except where the State expects to obtain ownership of the asset at the end of the lease, in which case depreciation is over the useful life of the underlying asset.

Leasehold improvements are depreciated over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. The remaining lease term includes any option period/s where exercise of the option is reasonably certain.

Capital work in progress is not depreciated until it reaches service delivery capacity.

Major spares purchased specifically for particular assets are capitalised and depreciated on the same basis as the asset to which they relate.

Estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period. Reference should be made to individual agency reports for details of depreciation and amortisation methodologies.

The State has a broad range of property, plant and equipment and estimated useful lives vary widely depending on the agency. The following provides an indication of the range of estimated useful lives of the different non-financial asset classes held by the State:

Asset class	Useful life range

Property, plant and equipment

Buildings	up to 80 years

Infrastructure	up to 80 years

Plant and equipment	up to 50 years

Heritage and cultural assets that do not have an indefinite life	up to 100 years

Intangibles

Computer software	up to 30 years

13.	Other interest expenses

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Interest	1,538	1,351	4,586	3,925
Leases and service concession finance charges	109	122	116	128
Other	40	35	10	11
	1,688	1,508	4,712	4,064

Interest and other finance charges are recognised as expenses in the period in which they are incurred.

14.	Grants expenses

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Grants - recurrent	10,751	10,895	10,596	10,836
Grants - capital	2,356	1,998	2,289	1,946
Grants to first home owners	73	143	73	143
Personal benefit payments	247	242	247	242
Community service obligations	644	550	-	-
	14,072	13,827	13,206	13,167

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-23

Notes to the Financial Statements

15.	Gains/(losses) on sale of assets/settlement of liabilities

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M
Financial assets/settlement of liabilities
Derivatives	-	-	(512)	949
Other investments/settlement of liabilities	1	(11)	700	892
	1	(11)	188	1,840

Non-financial assets	10	5	25	(19)
	11	(6)	213	1,822

16.	Revaluation increments/(decrements) and impairment (losses)/reversals

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Revaluation increments/(decrements)
Financial assets
Derivatives	27	127	390	(499)
Fixed rate notes*	(19)	(1,073)	-	-
Other investments (mainly managed funds)	112	(185)	3,772	452
	119	(1,132)	4,161	(47)

Non-financial assets	(4)	131	14	117

Impairment (losses)/reversals
Receivables and advances	(51)	(84)	(68)	(92)
Non-financial assets	-	(2)	(447)	48
	(51)	(86)	(515)	(44)

	64	(1,087)	3,660	26

* Adjustment to reflect market value of underlying investments managed by QIC limited.

Impairment of non-financial assets

Annual impairment assessments are undertaken to identify indications that an asset is impaired. If impairment indicators exist, an impairment loss is recognised when an asset’s carrying amount exceeds its recoverable amount. Assets that have previously been impaired are assessed annually to determine if there has been a reversal in impairment.

Specialised assets held for their service capacity and not for generation of cash flows that are measured at fair value are not subject to impairment processes, because their annual revaluations adequately account for any impairment and loss of service capacity.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the State and that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year are discussed below.

Impairment - electricity generators

The value-in-use of electricity generators is determined on the estimated future cash flows based on the continuing use of the asset, discounted to a present value.

The cash flow projections are prepared using forecast economic, market and industry trends, market-based assumptions (such as demand, pricing and operational costs), and capital expenditure programs that willing market participants might reasonably adopt. The present value of projected cash flows is determined using a discount rate which is based on the weighted-average cost of capital (WACC). Determination of the WACC is based on separate analysis of debt and equity costs, utilising information (some of which is publicly available), including the risk-free interest rate, an industry risk premium, and the underlying cost of debt.

5-24	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

16.	Revaluation increments/(decrements) and impairment (losses)/reversals continued

Impairment of non-financial assets continued

Impairment - electricity generators continued

Stanwell recognised an impairment loss of $160 million representing the write-down to the recoverable amount for the Tarong Precinct cash generating unit (2022: nil).

CS Energy recognised an impairment loss of $85 million (2022: $133 million impairment reversal) for the Callide B Power Station and Kogan Renewable Hydrogen Demonstration plant work in progress.

Impairment - water assets

Queensland Bulk Water Supply Authority (Seqwater) charges South East Queensland distributor-retailers, local governments and other customers for the supply of bulk water, with bulk water prices passed through to customers. From 2007-08, a price path was implemented to phase in price rises associated with the construction of the South East Queensland water grid. Under the price path, prices progressively transitioned to full cost recovery, with price path debt to be repaid by 2027-28.

Seqwater has performed an impairment assessment on its bulk water asset base reflecting the three most likely bulk water pricing scenarios up to and post 2028, consistent with the previous year’s methodology, and this is incorporated in the annual valuation process (refer Note 31).

Sunwater recognised an impairment loss of $132 million (2021-22: $64 million), largely in relation to 2022-23 capital expenditure on its Dam Improvement Program and various water supply schemes.

Impairment of financial assets

Refer Note 23(e).

17.	Asset write-downs

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Bad debts written off not previously impaired	(187)	(202)	(205)	(213)
Non-financial assets written off	(85)	(314)	(95)	(322)
	(271)	(516)	(300)	(535)

18.	Actuarial adjustments to liabilities

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Long service leave - gains/(losses)	(91)	552	(91)	552
Insurances and other - gains/(losses)	328	355	477	971
	236	906	386	1,523

19.	Dividends and tax equivalents treated as capital returns

For GGS, dividends and tax equivalents from PNFC and PFC Sector entities paid out of prior accumulated profits and reserves or from the sale of businesses represent a return of Government’s initial equity investment under ABS GFS principles and are disclosed as other economic flows.

There were no tax equivalents treated as capital returns in 2022-23 or 2021-22.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-25

Notes to the Financial Statements

20.	Other economic flows - included in operating result - other

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Net market value interest revenue/(expense)	-	-	952	13,333
Time value adjustments	64	33	(9)	48
Share of net profit/(loss) of associates and joint ventures accounted for using the equity method	(7)	(3)	(14)	(3)
Onerous contracts expense	-	-	57	(107)
SCA - assets - GORTO depreciation	(146)	(137)	(146)	(137)
SCA - liabilities - GORTO amortisation	235	235	235	235
Other economic flows not elsewhere classified	24	27	19	23
	171	155	1,094	13,391

21.	Other economic flows - other movements in equity

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Revaluations
Revaluations of financial assets - increments/(decrements)
Investments in Public Sector entities	3,570	(1,495)	-	-
Other financial assets	608	(817)	2,226	(2,857)
	4,178	(2,312)	2,226	(2,857)
Revaluations of non-financial assets - increments/(decrements)
Property, plant and equipment	34,135	33,744	35,591	33,967
SCA - GORTO	1,199	750	1,199	750
	35,333	34,493	36,789	34,716

Actuarial gain/(loss) on defined benefit superannuation plans	744	4,589	712	4,693
	40,255	36,770	39,727	36,552

Of the above revaluation movements, balances relating to financial assets at fair value through other comprehensive income and cash flow hedges may subsequently be recycled to the Operating Result.

22.	Cash and deposits

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Cash and Deposits on call	849	738	9,007	6,481
QTC cash funds	1,507	972	-	-

	2,357	1,710	9,007	6,481

Reconciliation to Cash Flow Statement

Balances per Cash Flow Statement	2,357	1,710	9,007	6,481

All material cash balances held by agencies are managed and invested by QTC daily to maximise returns in accordance with agreed risk profiles on a whole of Government basis.

Cash and deposits include cash on hand, cash at bank, deposits at call (which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value) and money market deposits, net of outstanding bank overdrafts. Where a net overdraft arises on cash at bank, the overdraft is included in loans - other on the Balance Sheet.

5-26	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

23.	Receivables and loans

(a) Receivables

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Current
Trade debtors	1,025	1,163	2,614	2,994
GST input tax credits receivable	404	322	456	378
Income tax equivalent, dividends and guarantee fees receivable	583	500	-	-
Royalties and land rents revenue receivable	76	57	76	57
Taxes receivable	768	580	762	575
Other receivables	2,020	2,118	2,739	2,463

	4,876	4,739	6,647	6,468
Less: Loss allowance	686	694	740	755

	4,190	4,045	5,906	5,712

Non-current
Trade debtors	33	22	415	366
Other	110	104	298	274

	142	127	713	639
Less: Loss allowance	12	12	16	16

	131	115	697	623

	4,320	4,160	6,603	6,335

(b) Advances paid

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Current
Advances	213	110	192	97
Less: Loss allowance	19	17	19	17

	194	93	174	80

Non-current
Advances	1,139	1,236	1,138	1,234
Less: Loss allowance	95	96	96	98

	1,044	1,139	1,041	1,136

	1,239	1,233	1,215	1,216

(c) Loans paid

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Current
Finance leases	15	11	17	13
Other loans	21	16	1,259	2,070

	36	27	1,276	2,083

Non-current
Onlendings	-	-	9,560	9,833
Finance leases	149	172	251	273
Other loans	121	131	138	154

	270	303	9,948	10,261

	306	330	11,224	12,344

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-27

Notes to the Financial Statements

23.	Receivables and loans continued

(c) Loans paid continued

Loans include finance leases and loans supporting policy objectives of the Government rather than for liquidity management purposes. Settlement on finance leases is within the terms of the lease, ranging from 2 to 99 years. Title is passed to the purchaser on full repayment.

Receivables and loans are initially measured at fair value plus any directly attributable transaction costs. Subsequently, receivables and loans (except onlendings by QTC) are recorded at amortised cost using the effective interest method less any loss allowances. Onlendings are recognised at fair value through profit or loss.

Any interest income is recognised in the operating result in the period in which it accrues. For further details on the State revenue recognition policies, refer the relevant revenue notes (Notes 3 to 8).

(d) Contractual maturities of lease receivables

Minimum operating lease receivable not recognised in the financial statements:

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Not later than 1 year	49	54	115	116
Later than 1 year but not later than 5 years	128	152	333	343
Later than 5 years	220	242	933	898

	397	448	1,381	1,357

(e)   Impairment of receivables and advances

The loss allowances for receivables reflect lifetime expected credit losses, while the loss allowances for advances paid reflect either 12-month expected credit losses or lifetime expected credit losses depending on whether there has been a significant increase in credit risk.

Expected credit loss calculations incorporate both historical credit loss data and reasonable and supportable forward-looking information. Forward-looking information includes forecast economic changes expected to impact the State’s debtors, along with relevant industry and statistical data where applicable.

Loss allowances for receivables are assessed by agencies either individually by debtor or on a collective basis using provision matrices. Where a provision matrix is used, loss rates are determined separately for groupings of customers with similar loss patterns.

Areas of significant credit risk concentrations for the GGS and TSS are unpaid penalties and fines within the State Penalties Enforcement Registry (SPER), taxation debtors of the Queensland Revenue Office (QRO), COVID-19 Jobs Support Loans issued by the Queensland Rural and Industry Development Authority (QRIDA), and Queensland Building and Construction Commission (QBCC) claims receivables which are primarily Insurance Fund Group debtors.

SPER penalties and fines receivables and QRO tax receivables all exhibit high credit loss rates due to their nature. Further, tax receivables include amounts owed by companies that have already gone into liquidation. QBCC insurance claims are recoverable from at-fault builders who, in the majority of cases, have ceased trading due to bankruptcy or insolvency.

The COVID-19 Jobs Support Loans scheme was launched in March 2020, with principal repayments having commenced in April 2023. The degree of estimation uncertainty for COVID-19 Jobs Support Loans has been reduced in 2023 due to the increased repayment performance data obtained. The forward looking multiplier has been increased in the measurement of the expected credit loss for these loans to acknowledge the macroeconomic uncertainty of the effects of inflation. $58 million (2022: $54 million) of these loans are considered credit-impaired, and $3 million (2022: $3 million) collateral exists in respect of these credit-impaired loans.

5-28	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

23.	Receivables and loans continued

(e)   Impairment of receivables and loans continued

Total State Sector			Expected
	Gross	Average	credit	Carrying
	receivables	loss rate	losses	amount
2023	$M		$M	$M
Receivables
SPER penalties and fines receivable	1,146	27.0%	310	836
Queensland Revenue Office taxes receivable	414	24.5%	102	313
QBCC claims receivable	96	77.2%	74	22
Other receivables	5,704	4.8%	271	5,432

	7,360		757	6,603

Advances paid
QRIDA COVID-19 Jobs Support Loans receivable	693	12.8%	89	604
Other advances	637	4.1%	26	611

	1,330		115	1,215

2022
Receivables
SPER penalties and fines receivable	1,117	29.4%	329	789
Queensland Health quarantine fees receivable	109	63.4%	69	40
Queensland Revenue Office taxes receivable	311	21.2%	66	245
QBCC claims receivable	81	75.7%	61	20
Other receivables	5,489	4.5%	247	5,242

	7,107		772	6,335

Advances paid
QRIDA COVID-19 Jobs Support Loans receivable	746	12.3%	91	655
Other advances	584	4.0%	23	561

	1,330		115	1,216

The State typically considers a financial asset to be in default when it is over 90 days past due. However, debts referred to SPER are usually over 90 days past due, and SPER will continue enforcement activity on those debts as long as it is cost effective to do so. A financial asset can also be in default before becoming 90 days past due if information indicates that the State is unlikely to receive the outstanding amounts in full.

Where the State has no reasonable expectation of recovering an amount owed by a debtor, the debt is written off by directly reducing the receivable against the loss allowance. SPER debts are written off in accordance with internal policy guidelines when it becomes unlikely that the debts could be recovered cost-effectively. If the amount of debt written off exceeds the loss allowance, the excess is recognised as an impairment loss.

Movement in Loss allowance

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Loss allowance as at 1 July	819	754	887	824
Amounts written off during the year	(177)	(146)	(192)	(156)
Increase/decrease in allowance recognised in operating result	169	211	177	219
Loss allowance as at 30 June	812	819	872	887

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-29

Notes to the Financial Statements

24.	Securities and shares

(a)   Securities other than shares

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M
Current
Term deposits and other investments held at amortised cost	59	78	59	78
QTC deposits	3,027	-	-	-
Securities/bonds	254	239	11,597	11,885
Fixed rate notes	3,173	2,496	-	-
Investments managed by QIC Limited*	1,027	2,005	8,856	8,261
Derivatives
Cash flow hedges	-	-	431	1,380
Other derivatives	-	-	2,755	8,708
Other	50	37	10,910	8,378
	7,589	4,854	34,607	38,691

Non-current
Term deposits and other investments held at amortised cost	101	53	110	64
Securities/bonds	-	-	8,402	8,279
Fixed rate notes	40,302	37,876	-	-
Investments managed by QIC Limited*	694	644	46,290	43,676
Derivatives
Cash flow hedges	-	-	142	398
Other derivatives	-	-	1,488	3,445
Other	434	377	776	676
	41,531	38,950	57,208	56,539

	49,120	43,805	91,815	95,230

* Investments managed by QIC Limited were allocated over the following categories:

	Debt Retirement Fund		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Cash	1,450	1,096	12,561	8,988
Fixed interest	235	511	1,550	4,164
Global equities	3,128	2,970	11,936	10,539
Property and infrastructure	2,448	2,205	14,642	14,087
Other	1,075	936	14,456	14,159
	8,336	7,718	55,145	51,938

Debt Retirement Fund

The Debt Retirement Fund (DRF) is a sub fund of the Queensland Future Fund (QFF). The DRF was established for the purpose of providing funding for reducing the State’s debt. Funds invested in the DRF are held for future growth and are offset against state debt to support Queensland’s credit rating. In accordance with the Queensland Future Fund Act 2020, payments from the DRF may only be made to reduce the State’s debt or pay fees or expenses relating to the administration of the fund.

Further information on the DRF can be found in Note 38 of Queensland Treasury’s audited financial statements.

(b)   Investments in public sector entities

The GGS has equity investments in PNFCs and PFCs that are measured at fair value as the Government’s proportional share of the carrying amount of net assets of the PNFC and PFC Sector entities on a GAAP basis. Investments in public sector entities on this basis differ from valuations under GFS. Refer Note 1(l) for a discussion of differences between GAAP and GFS.

Note 1(c) outlines the functions of the PNFC and PFC Sectors. Refer Note 50 for a comprehensive list of entities consolidated within each sector. Investments in the PNFC and PFC Sectors are eliminated on consolidation of the TSS.

5-30	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

24.	Securities and shares continued

Accounting Policy

Financial assets disclosed in this note are classified as either financial assets held at amortised cost, financial assets at fair value through other comprehensive income or financial assets at fair value through profit or loss. The carrying amount of financial assets in each of the categories is disclosed in Note 47.

Financial assets at amortised cost

Term deposits are measured at amortised cost, as these are held for collecting contractual cash flows.

Financial assets at fair value through other comprehensive income (FVOCI)

Financial assets at FVOCI are valued at fair value at balance date. Unrealised gains and losses are brought to account in equity and included as ‘Other economic flows - other movements in equity’ on the Operating Statement.

For the GGS, securities/bonds are measured at FVOCI as they are held for the purpose of both selling and collecting contractual cash flows. These include corporate bonds, corporate notes and government bonds.

For GGS, controlling investments in other public sector entities (PNFCs and PFCs) are also measured at FVOCI. The State has not disposed of any FVOCI equity investments during this reporting period.

Financial assets at fair value through profit or loss (FVTPL)

Financial assets at FVTPL are valued at fair value at balance date. Unrealised gains and losses are brought to account as ‘Other economic flows - included in operating result’ on the Operating Statement.

For GGS, fixed rate notes held with QTC are measured at FVTPL because the cash flows do not solely represent payments of principal and interest. Fixed rate notes are eliminated on consolidation of the TSS.

Other financial assets at fair value through profit or loss held by the State include deposits with QTC, discount securities, Commonwealth and State securities, floating rate notes, medium term notes, fixed interest deposits, investments managed by QIC Limited, other investments in managed funds, shares, derivatives, and interests under Rental Purchase Plan agreements. The accounting policy for derivatives is further discussed in Note 37.

25.	Other investments

Other investments refer to claims on other entities (or arrangements) entitling the State to:

–	a share of the income of the entity and a right to a share of the residual assets of the entity should it be wound up (associates and joint ventures) or

–	a share of revenue, expenses, assets and liabilities of the arrangement (joint operations).

These investments are held at fair value.

(a)   Investments accounted for using the equity method

Associates are those entities over which the State has significant influence but not control. Joint ventures are joint arrangements whereby the State has joint control and rights to the net assets of the arrangements. Associates and joint ventures are accounted for using the equity method of accounting in accordance with AASB 128 Investments in Associates and Joint Ventures. The State’s share of its associates’ or joint ventures’ post-acquisition profits or losses (less dividends) is recognised in the Operating Statement as an other economic flow and its share of post-acquisition movements in reserves is recognised in the reserves. The cumulative post-acquisition movements are recognised against the carrying amount of the investment. Dividends from associates and joint ventures are recognised as revenue from transactions in the Operating Statement.

The State has a number of investments in unlisted associated and joint venture entities that are accounted for using the equity method, with the most material of these being:

(i) a 50% share in the Dumaresq-Barwon Border Rivers Commission, a joint authority constituted by an agreement between the Queensland and New South Wales Governments, and

(ii) a 25% interest in the Translational Research Institute (TRI) Trust, a discretionary unit trust founded by four members, of which Queensland Health is one. The Trust’s objectives are to operate and manage the TRI Facility to promote medical study, research and education.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-31

Notes to the Financial Statements

25.	Other investments continued

(b)   Investments in joint operations

Joint operations are joint arrangements whereby the State has control and rights to the assets and obligations for the liabilities relating to the arrangements. Such arrangements are accounted for in accordance with AASB 11 Joint Arrangements. The State recognises its share of jointly held or incurred assets, liabilities, revenue and expenses in the joint operations.

General Government Sector

Joint arrangements are as follows:

Queensland Health

Queensland Health is a partner to the Australian e-Health Research Centre (AEHRC) joint operation under the current agreement which runs to 30 June 2027.

Sunshine Coast Hospital and Health Service

The Sunshine Coast Hospital and Health Service has a 28.9% (2022: 28.9%) interest in the Sunshine Coast Health Institute (SCHI). TAFE Queensland, Griffith University and the University of the Sunshine Coast each have a 23.7% interest in the SCHI. SCHI’s primary aims are to advance the education of trainee medical officers, nurses, midwives and other health care professional, while providing outstanding patient care and extending research knowledge.

Metro North Hospital and Health Service

Metro North HHS has joint control over two arrangements, namely Herston Imaging Research Facility (HIRF) and the Oral Health Centre (OHC).

Total State Sector

Joint arrangements for the TSS include the GGS joint arrangements above, as well as the following:

–	CS Energy Limited has a 50% interest in Callide Power Management Pty Ltd and Callide Power Trading Pty Ltd.

–

CS Energy Limited also has a 50% interest in Callide C Power Station through the unincorporated Callide Power Project Joint Venture and is entitled to 50% of the earnings generated by Alinta Energy Retail Sales Pty Ltd in the residential retail energy market in South East Queensland.

–	CleanCo Queensland Limited has a 50% interest in Kogan North Joint Venture operation with the principal activities being exploration and production of gas.

–

Stanwell Corporation Limited acquired a 50% interest in the Wambo Wind Farm on 15 December 2022, with Cubico Sustainable Investments holding the remaining interest. The joint operation is a staged, large scale renewable energy development located near Jandowae in the Western Downs region of Queensland.

26.	Public private partnerships

The State has entered into a number of Public Private Partnerships (PPPs) over time. The accounting treatment of these PPPs varies according to the terms of the arrangements. They may be:

–	directly owned by the State, but partly privately financed;

–	Right of use (ROU) assets held through leases and similar arrangements; or

–	Service Concession Arrangement (SCA) assets and liabilities, either GORTO (Grant of Right to Operate) or non-GORTO.

The purpose of this note is to describe the various arrangements the State has entered into and how and when they are accounted for as well as aggregating the undiscounted net future cash flows the State is committed to under these arrangements.

The following PPPs apply to both the GGS and TSS statements.

Education

(a) South East Queensland schools - Aspire

In April 2009, the State Government entered into a contractual arrangement with Aspire Schools (Qld) Pty Limited (Aspire) to design, construct, maintain and partially finance seven State schools for a period of 30 years on the State’s land.

5-32	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

26.	Public private partnerships continued

Education continued

(a) South East Queensland schools - Aspire continued

Construction work was finalised in January 2014. This is a social infrastructure arrangement whereby the State pays for the third party use of the asset through regular service payments to Aspire over the life of the contract.

The State pays Aspire abatable, undissected service payments for the operation, maintenance and provision of the schools. At the expiry of the agreement in 2039, the buildings will revert to the State for nil consideration. The land on which the schools are constructed is owned and recognised as an asset of the State.

The fair value of the buildings is recognised as an asset in Note 31 with the corresponding recognition for future payments as a loan liability in Note 37(d).

(b) Queensland schools - Plenary

In December 2013, the State Government entered into a contractual arrangement with Plenary Schools Pty Ltd (Plenary) for the construction and management of 10 schools in South East Queensland on State land. This is a social infrastructure arrangement whereby the State pays for the third party use of the asset through regular service payments to Plenary over the life of the contract. The project period is for 30 years and is expected to end in December 2043.

Construction work was finalised in January 2019. The State paid a series of capital contributions during the construction phase of the project totalling $190 million. These contribution payments result in lower service payments over the period of the concession.

The fair values of the buildings is recognised as an asset in Note 31 with the corresponding recognition for future payments as a loan liability in Note 37(d).

Youth Justice, Employment, Small Business and Training

(a) Southbank Education and Training Precinct

In April 2005, the State Government entered into a contractual arrangement with Axiom Education Queensland Pty Ltd (Axiom) to design, construct, maintain and finance the Southbank Education and Training Precinct for a period of 34 years on State land. This is a social infrastructure arrangement whereby the State pays for the third party use of the asset through regular service payments to Axiom over the life of the contract. The arrangement involved the refurbishment or demolition of existing buildings and the development of new buildings.

Construction work was completed on 31 October 2008. The State pays abatable, undissected service payments to Axiom for the operation, maintenance and provision of the precinct. At the expiry of the agreement in 2039, the buildings will revert to the State for nil consideration.

The fair value of the buildings is recognised as an asset in Note 31 with the corresponding recognition for future payments as a loan liability in Note 37(d).

Queensland Health and Hospital and Health Services (HHSs)

(a) Sunshine Coast University Hospital (SCUH)

In 2012, the State entered into a PPP with Exemplar Health (EH) to finance, design, build and operate the SCUH. The 25-year operating phase of the PPP commenced on 16 November 2016. The fair value of the liability payable to EH for the construction of SCUH was $538 million. Other than certain assets contained within the Sunshine Coast Health Institute, Sunshine Coast HHS (SCHHS) has full control of all SCUH buildings, land, specialist medical assets and all other equipment. EH ensures all infrastructure is fit for use throughout the operating term, but SCHHS operates the facility and manages all healthcare provided. At the end of the 25-year term, the assets will remain in the control of SCHHS. These assets are included in the building asset class in Note 31.

As part of the SCUH PPP, EH constructed two carparks on the SCUH site. These carparks are legally owned by the SCHHS and recorded in the building asset class in Note 31. The State has granted EH a licence to undertake carparking operations for the duration of the 25-year operating term which entitles EH to generate revenue from the operations themselves. The State has unearned revenue from the carpark licence included in Note 39.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-33

Notes to the Financial Statements

26.	Public private partnerships continued

Queensland Health and Hospital and Health Services (HHSs) continued

(b) Surgical, Treatment and Rehabilitation Service (STARS)

In 2017, the State entered into a PPP with Australian Unity. Australian Unity’s scope of work includes the construction of a new Surgical, Treatment and Rehabilitation Service (STARS) at Herston. The land on which STARS was developed is owned by the State and leased to Australian Unity for 99 years. The State was contractually obligated to occupy the STARS building upon completion and entered into a lease on 4 November 2020 for an initial 20-year period, with an option to extend this lease by two periods of 10 years. The assets are included as right of use (ROU) assets in Note 31 and the lease liability is included in Note 37(d).

(c) Other public infrastructure facilities

The State Government has entered into a number of other contractual arrangements with private sector entities for the construction and operation of public infrastructure facilities on State land for a period of time. After an agreed period of time, ownership of these facilities will pass to the State.

Entity	Facility	Counterparty	Term of Agreement	Commencement Date
Gold Coast HHS	Western car park	SurePark Pty Ltd	31 years	July 2010
Metro North HHS	Butterfield Street car park	International Parking Group Pty Ltd	30 years	January 1998
Metro North HHS	The Prince Charles Hospital car park	International Parking Group Pty Ltd	22 years	November 2000
Metro South HHS	The Princess Alexandra Hospital multi storey car park	International Parking Group Pty Ltd	25 years	February 2008
Sunshine Coast HHS	Noosa Hospital	Noosa Privatised Hospital Pty Limited	10 years	July 2020
Townsville HHS	Medilink	Trilogy Funds Management Ltd	30 years	January 2012
Townsville HHS	Goodstart Early Learning	Trilogy Funds Management Ltd	32 years	February 2012

The Gold Coast University Hospital western car park is a SCA under AASB1059 and is included in Note 33 as a GORTO asset.

The Metro North car parks are not considered SCAs under AASB 1059 and are included in land and buildings in Note 31, with unearned revenue included in Note 39.

The Princess Alexandra Hospital car park is a SCA under AASB 1059 and is included in Note 33 as a GORTO asset.

The SCHHS funds Noosa Hospital for the provision of Combined Services which includes Public Patient Services and Ambulatory Services. This is not considered a SCA under AASB 1059.

The Medilink and GoodStart Early Learning centres are not controlled by the Townsville HHS and are not included on the Balance Sheet.

(d) Co-location agreements

The State has also entered into a number of contractual arrangements (termed co-location agreements) with private sector entities for the construction and operation of private health facilities for a period of time on State land. After an agreed period, ownership of these facilities will pass to the State. The State does not control the facilities associated with these arrangements and accordingly, does not recognise these facilities and any rights or obligations that may attach to these arrangements, other than those recognised under generally accepted accounting principles.

5-34	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

26.	Public private partnerships continued

Queensland Health and Hospital and Health Services (HHSs) continued

(d) Co-location agreements continued

Entity	Facility	Counterparty	Term of Agreement	Commencement Date
Gold Coast HHS	Gold Coast Private Hospital	Healthscope Ltd	50 years	March 2016
Metro North HHS	Caboolture Private Hospital	Affinity Health Ltd	25 years	May 1998
Metro North HHS	St Vincent’s Private Hospital Northside (formerly known as Holy Spirit Northside Private Hospital)	St Vincent’s Private Hospital Northside Ltd	66 years	September 1999
Metro South HHS	Mater Private Hospital Redland	Sisters of Mercy in Queensland	25 years + 30 years	August 1999
Metro South HHS	Translational Research Institute Building	Translational Research Institute Pty Ltd	30 years + 20 years	May 2013
Metro South HHS	University of Queensland Training Facility – Redland Hospital	University of Queensland	20 years	August 2015
Metro South HHS	University of Queensland Training Facility – Queen Elizabeth II Jubilee Hospital	University of Queensland	20 years	September 2015

Transport and Main Roads

(a) Gold Coast Light Rail - G:link (GCLR)

In May 2011, the State entered into a contractual arrangement with GoldLinQ Consortium (GoldLinQ) to finance, design, build, operate and maintain the Gold Coast light rail system linking key activity centres from Griffith University (Gold Coast Campus) and the Gold Coast University Hospital to Broadbeach via Southport. The operation of the system commenced in July 2014.

GoldLinQ partially financed construction of the system, with the State providing a capital contribution. During operations, GoldLinQ paid monthly performance-based payments for operations, maintenance and repayment of the debt finance used to construct the system. The State receives fare-box and advertising revenue generated by the system.

In April 2016, the State entered into a contractual arrangement with GoldLinQ for stage two of the Gold Coast Light Rail system. Stage two connects the existing light rail system at Gold Coast University Hospital Light Rail station to heavy rail at the Helensvale station. Stage two of the system commenced operations on 18 December 2017.

In March 2022 the State entered into a contractual arrangement with GoldlinQ for Stage three of the Gold Coast Light Rail system. Early works have been completed and construction on Stage three of the system has commenced. Stage three will extend the light rail from Broadbeach to Burleigh Heads. The 6.7km extension south of the existing tram network will link Helensvale to Burleigh Heads and provide eight additional stations and 5 new light rail vehicles.

Planning has begun for the Gold Coast Light Rail Stage four, a 13km extension south of the light rail Stage three, linking Burleigh Heads to Coolangatta via the Gold Coast Airport.

At the end of the 15-year operations period, ownership of the system will transfer to the State.

The GCLR assets are disclosed as non-GORTO service concessions in Note 31 and liabilities in Note 37(d).

(b) Toowoomba Second Range Crossing (TSRC)

In August 2015, the State Government entered into a contractual arrangement with Nexus Infrastructure Consortium to finance, design, build, operate and maintain a range crossing connecting the Warrego Highway at Helidon Spa in the east with the Gore Highway at Athol in the west, via Charlton.

The bypass opened to traffic in September 2019 and toll collection commenced in December 2019, with Transurban Queensland contracted to provide the tolling collection service on behalf of the State.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-35

Notes to the Financial Statements

26.	Public private partnerships continued

Transport and Main Roads continued

(b) Toowoomba Second Range Crossing (TSRC) continued

The State will make ongoing quarterly service payments over the 25-year operation and maintenance period, which includes repayment of the debt finance used to construct the bypass. Maintenance payments will be expensed during the relevant year. At the expiry of the concession period, the State will retain ownership of the range crossing.

The TSRC assets are disclosed as non-GORTO service concessions in Note 31 and liabilities in Note 37(d).

(c) New Generation Rollingstock

In January 2014, the State entered into a 32-year contractual arrangement with NGR Project Company Pty Ltd (Bombardier NGR Consortium) for the design, construction and maintenance of 75 new six car train sets and a new purpose-built maintenance centre. The arrangement involves the State paying the consortium a series of availability payments.

In June 2016, the maintenance centre was accepted by the State. By December 2019, all train sets had been accepted and recognised on the Balance Sheet.

In March 2019, an amendment deed was signed to modify the trains in accordance with the Disability Standards for Accessible Public Transport 2002. Modifications to all 75 trains will be completed by 2024. Rectification works have been completed for 26 trains in 2022-23, with a total of 44 units upgraded to date under this agreement.

At the expiry of the arrangement, the State will retain ownership of the trains and the maintenance centre.

The rollingstock assets are disclosed in Note 31 as major plant and equipment and liabilities as other loans in Note 37(d).

(d) Airportlink M7

In June 2008, the State entered into a 45-year SCA with BrisConnections to design, construct and maintain the Airport Link toll road (Airportlink). In April 2016, Transurban Queensland assumed responsibility for Airportlink and now operates Airportlink under the SCA.

In return for collecting the tolls, Transurban Queensland must maintain, operate and manage the toll road for the concession period and also assume the demand and patronage risk. At the end of the service concession period, Airportlink assets will be transferred to the State for nil consideration.

Airportlink is disclosed as a GORTO in Note 33.

(e) Gateway and Logan Motorways and Port Drive

A Road Franchise Agreement (RFA) was established between the State and Queensland Motorways Limited (QML) in April 2011 for the operation, maintenance and management of the Gateway and Logan Motorways for a period of 40 years. In 2014, Transurban Queensland acquired QML and now operates the Gateway Motorway and Logan Motorway toll roads under the RFA with the State.

In return for collecting the tolls, Transurban Queensland must maintain, operate and manage the toll roads for the period of the franchise and also assumes the demand and patronage risk for the franchise period. At the end of the RFA concession period, the toll roads infrastructure assets will be transferred to the State.

An RFA was also established with Port of Brisbane to maintain and manage the Port Drive motorway. The operator obtains indirect benefits from ongoing maintenance through this increased capacity and access to the port precinct.

All the Gateway and Logan Motorways and Port Drive assets and liabilities are disclosed as GORTOs in Note 33.

(f) Brisbane Airport Rail Link

In 1998, the State Government entered into a 35-year concession agreement with Airtrain Citylink Limited (Airtrain) to design, construct, maintain and operate the Brisbane Airport Rail Link (BARL), a public passenger rail system connecting the Queensland Rail City network to the Brisbane Domestic and International Airports. The BARL is currently in the maintenance and operating phase of the agreement after commencement of operations on 7 May 2001.

5-36	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

26.	Public private partnerships continued

Transport and Main Roads continued

(f) Brisbane Airport Rail Link continued

In return for collecting passenger fares, Airtrain must maintain, operate and manage the BARL for the period of the concession and also assume the demand and patronage risk for the concession period. At the end of this period, the agreement provides for Airtrain to transfer the BARL assets to the State for nil consideration.

The State Government leases airport land from the Brisbane Airport Corporation and sub-leases the land to Airtrain. The State recognises the assets and liabilities associated with the arrangement as GORTOs in Note 33.

Energy and Public Works

(a) Development at 1 William Street Brisbane

1 William Street is a commercial office tower development. Cbus Property was the successful tenderer with a bid of $653 million and on 21 December 2012, the State entered into a project deed, development lease, 99-year ground lease and a sub-lease from the developer for 15 years. The building was occupied in October 2016.

The asset is disclosed as a ROU asset in Note 31 and the lease liability is included in Note 37(d).

(b) Queen’s Wharf Precinct

On 16 November 2015, the State entered into contractual arrangements with the Destination Brisbane Consortium (the Consortium) to redevelop the Queen’s Wharf Precinct in the centre of Brisbane into an Integrated Resort Development (IRD) Project. A leasehold development lease and a freehold development lease for the project commenced on 22 February 2018, transferring responsibility of the whole of the site from the State to the Consortium. As at 30 June 2023, the land and buildings in the precinct have been valued on the basis that the contractual arrangements are considered to be non-cancellable and the highest and best use of the land and buildings in the precinct is that of an IRD.

Cross River Rail Delivery Authority

On 4 April 2019, the State announced the companies selected to build one of the key Cross River Rail Project works packages. The Tunnel, Stations and Development (TSD) PPP will be delivered by the Pulse consortium.

The TSD PPP will deliver the underground section of the project, including the tunnel from Dutton Park to Normanby and the construction of four new underground stations at Boggo Road, Woolloongabba, Albert Street and Roma Street.

The TSD package reached financial close on 1 July 2019 and is accounted for as a construction contract with a service outsourcing arrangement. The State is contracted to make payments between 2019-20 and 2049-50 covering the capital cost and financing of the TSD component, as well as maintenance.

The asset is included in Note 31 as capital work in progress and the liability as other loans in Note 37(d).

The estimated net undiscounted cash flows resulting from PPPs are reflected below:

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M
Inflows
Not later than 1 year	67	71	67	71
Later than 1 year but not later than 5 years	289	321	289	321
Later than 5 years but not later than 10 years	274	383	274	383
Later than 10 years	531	615	531	615
	1,161	1,390	1,161	1,390
Outflows
Not later than 1 year	(998)	(1,461)	(998)	(1,461)
Later than 1 year but not later than 5 years	(4,608)	(3,631)	(4,608)	(3,631)
Later than 5 years but not later than 10 years	(3,283)	(3,487)	(3,283)	(3,487)
Later than 10 years	(6,503)	(7,038)	(6,503)	(7,038)
	(15,392)	(15,617)	(15,392)	(15,617)

Net Cash Outflows	(14,231)	(14,227)	(14,231)	(14,227)

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-37

Notes to the Financial Statements

27.	Inventories

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Raw materials, work in progress and finished goods	213	235	900	806
Land held for resale	359	265	359	265
Inventories held for distribution	147	143	147	143
Environmental certificates held for sale/surrender	-	-	106	82
Other	12	8	132	114
	731	650	1,644	1,410

Inventories (other than those held for distribution) are carried at the lower of cost and net realisable value under AASB 102 Inventories. Cost is determined on the weighted average cost basis and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Where inventories are acquired for nil or nominal consideration, the cost is the current replacement cost as at the date of acquisition.

Land held for resale is stated at the lower of cost and net realisable value. Such cost is assigned by specific identification and includes the cost of acquisition and development.

Inventories held for distribution are those inventories which the State distributes for nil or nominal consideration. These are measured at cost, adjusted for any loss of service potential.

Environmental certificates are recognised in the financial statements at fair market value.

28.	Assets held for sale

Non-current assets classified as held for sale, mainly land and buildings, are determined to be available for immediate sale in their present condition and, where their sale is highly probable, within the next twelve months.

Assets held for sale are measured at the lower of carrying amount and fair value less costs to sell and are not depreciated or amortised.

29.	Investment properties

Properties held to earn rental income or for capital gains purposes are classified as investment properties and held at fair value. Changes in fair value are recognised in the Operating Statement as other economic flows and no depreciation expense or asset impairment is recognised. Movements in investment properties in the current year largely relate to reclassifications to land inventory.

30.	Restricted assets

A number of assets included in the consolidated financial statements are classified as restricted assets because their use is wholly or partially restricted by externally imposed requirements. These assets include:

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M
Rental bond receipts restricted by legislation	1,144	903	1,144	903
Funding held for specific assistance programs approved under regulation	224	209	224	209
Cash and property, plant and equipment to be used for other specific purposes	269	259	273	266
	1,637	1,372	1,641	1,379

5-38	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

31.	Property, plant and equipment

General Government Sector
	Gross			Accumulated depreciation/impairment			Written down value
	2023	2022		2023	2022		2023	2022
	$M	$M		$M	$M		$M	$M

Land	135,958	122,975		(8)	(8)		135,950	122,967
Buildings	87,039	74,413		(34,663)	(28,883)		52,376	45,530
Infrastructure	119,642	101,310		(29,081)	(24,511)		90,560	76,800
Major plant and equipment	1,565	1,384		(227)	(162)		1,338	1,223
Other plant and equipment	7,886	7,438		(4,856)	(4,633)		3,031	2,805
Heritage and cultural assets	3,227	2,579		(963)	(639)		2,265	1,939
ROU assets	5,403	5,101		(2,212)	(1,679)		3,191	3,421
SCA - non-GORTO	2,761	2,584		(235)	(190)		2,526	2,394
Capital work in progress	17,967	12,353		-	-		17,967	12,353

	381,448	330,137		(72,246)	(60,705)		309,203	269,433

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:
	Land		Buildings		Infrastructure		Major plant and equipment
	2023	2022	2023	2022	2023	2022	2023	2022
	$M	$M	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	122,967	102,303	45,530	41,230	76,800	64,527	1,223	1,187
Acquisitions	471	477	677	851	-	-	-	-
Disposals	(118)	(36)	(54)	(31)	(5)	(4)	-	(4)
Revaluation increments/(decrements)	12,391	20,026	7,387	3,978	13,399	9,250	59	28
Depreciation and amortisation	-	-	(2,301)	(2,002)	(1,196)	(1,076)	(60)	(51)
Net asset transfers	238	198	1,138	1,504	1,563	4,101	117	64

Carrying amount at end of year	135,950	122,967	52,376	45,530	90,560	76,800	1,338	1,223

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-39

Notes to the Financial Statements

31.	Property, plant and equipment continued

General Government Sector continued

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below continued:

	Other Plant and equipment		Heritage and cultural assets		ROU assets		SCA-non-GORTO
	2023	2022	2023	2022	2023	2022	2023	2022
	$M	$M	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	2,805	2,911	1,939	1,595	3,421	3,517	2,394	2,293
Acquisitions	578	355	5	9	758	975	91	76
Disposals	(24)	(26)	-	-	(4)	(4)	-	-
Revaluation increments/(decrements)	(4)	(3)	225	353	141	74	132	242
Depreciation and amortisation	(618)	(601)	(58)	(37)	(630)	(580)	(45)	(41)
Net asset transfers	293	169	153	21	(495)	(561)	(47)	(176)

Carrying amount at end of year	3,031	2,805	2,265	1,939	3,191	3,421	2,526	2,394

	Capital work in progress		Total
	2023	2022	2023	2022
	$M	$M	$M	$M

Carrying amount at beginning of year	12,353	11,388	269,433	230,952
Acquisitions	8,188	5,918	10,768	8,661
Disposals	(3)	(1)	(208)	(106)
Revaluation increments/(decrements)	-	-	33,730	33,948
Depreciation and amortisation	-	-	(4,909)	(4,388)
Net asset transfers	(2,570)	(4,952)	389	366

Carrying amount at end of year	17,967	12,353	309,203	269,433

5-40	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

31.	Property, plant and equipment continued

Total State Sector

	Gross			Accumulated			Written down value
				depreciation/impairment
	2023	2022		2023	2022		2023	2022
	$M	$M		$M	$M		$M	$M

Land	138,856	125,654		(73)	(66)		138,783	125,588
Buildings	92,136	78,941		(37,302)	(31,111)		54,834	47,830
Infrastructure	212,324	189,352		(67,413)	(59,955)		144,911	129,397
Major plant and equipment	3,408	3,151		(1,019)	(925)		2,390	2,226
Other plant and equipment	13,209	12,630		(8,265)	(7,924)		4,944	4,706
Heritage and cultural assets	3,228	2,580		(963)	(639)		2,266	1,940
ROU assets	6,039	5,690		(2,516)	(1,927)		3,522	3,763
SCA - non-GORTO	2,761	2,584		(235)	(190)		2,526	2,394
Capital work in progress	21,304	14,526		-	-		21,304	14,526

	493,265	435,107		(117,786)	(102,737)		375,479	332,370

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:

	Land		Buildings		Infrastructure		Major plant and equipment
	2023	2022	2023	2022	2023	2022	2023	2022
	$M	$M	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	125,588	104,712	47,830	43,297	129,397	117,353	2,226	2,154
Acquisitions	479	477	677	851	139	12	-	2
Disposals	(144)	(39)	(57)	(40)	(16)	(42)	-	(5)
Revaluation increments/(decrements)	12,610	20,226	7,601	4,259	14,934	8,792	110	114
Impairment (losses)/reversals	(7)	1	(4)	6	(151)	72	-	-
Depreciation and amortisation	-	-	(2,446)	(2,139)	(3,284)	(3,128)	(123)	(129)
Net asset transfers	258	211	1,234	1,596	3,892	6,338	177	89

Carrying amount at end of year	138,783	125,588	54,834	47,830	144,911	129,397	2,390	2,226

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-41

Notes to the Financial Statements

31.	Property, plant and equipment continued

Total State Sector continued

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below continued:

	Other Plant and equipment		Heritage and cultural assets		ROU assets		SCA - non-GORTO
	2023	2022	2023	2022	2023	2022	2023	2022
	$M	$M	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	4,706	4,833	1,940	1,596	3,763	3,975	2,394	2,293
Acquisitions	617	387	6	9	809	995	91	76
Disposals	(40)	(43)	-	-	(4)	(7)	-	-
Revaluation increments/(decrements)	(26)	(30)	225	353	142	9	132	242
Impairment (losses)/reversals	(75)	2	-	-	-	-	-	-
Depreciation and amortisation	(902)	(892)	(58)	(37)	(692)	(646)	(45)	(41)
Net asset transfers	663	451	153	21	(496)	(563)	(47)	(176)

Carrying amount at end of year	4,944	4,706	2,266	1,940	3,522	3,763	2,526	2,394

	Capital work in progress		Total
	2023	2022	2023	2022
	$M	$M	$M	$M

Carrying amount at beginning of year	14,526	13,188	332,370	293,401
Acquisitions	12,276	8,921	15,094	11,729
Disposals	(19)	(21)	(280)	(197)
Revaluation increments/(decrements)	-	-	35,729	33,964
Impairment (losses)/reversals	(164)	(32)	(402)	49
Depreciation and amortisation	-	-	(7,551)	(7,012)
Net asset transfers	(5,315)	(7,529)	518	436

Carrying amount at end of year	21,304	14,526	375,479	332,370

5-42	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

31.	Property, plant and equipment continued

Recognition and measurement

Acquisition

Items of property, plant and equipment with a cost or other value greater than the asset recognition thresholds below are initially capitalised and recorded at cost. Queensland Treasury’s Non-Current Asset Policies for the Queensland Public Sector mandates asset recognition thresholds for departments and not-for-profit statutory bodies as follows:

Asset class	Asset recognition threshold

Land	$1 (all land)

Buildings and infrastructure	$10,000

Plant & equipment	$5,000

Major plant & equipment	An amount greater than or equal to $5,000, the exact amount of which is at the agency’s discretion.

Heritage & cultural assets	$5,000

Work in progress	n/a

Library reference collections	$1,000,000

Asset recognition thresholds for other entities within the TSS do not exceed the thresholds above.

Items with a cost or other value below the relevant recognition threshold are expensed in the year of acquisition. Cost is determined as the value given as consideration, plus costs incidental to the acquisition including all other costs incurred in getting the assets ready for use. Assets acquired at no cost or for nominal consideration are recognised at the asset’s fair value where that fair value can be measured reliably and exceeds the recognition threshold.

Training, promotional, administration and general overhead costs are expensed as incurred.

Recording and valuation

Land, buildings, infrastructure, major plant and equipment, heritage and cultural assets, and SCA assets are valued at fair value in accordance with AASB 13 Fair Value Measurement, AASB 116 Property, Plant and Equipment, AASB 1049 Whole of Government and General Government Sector Financial Reporting and AASB 1059 Service Concession Arrangements: Grantors. Other classes of assets are valued at cost which approximates fair value.

On initial recognition, all costs incurred in purchasing or constructing the asset and getting it ready for use are capitalised to the value of the asset. Costs also include the initial estimate of the costs of dismantling and restoring the site on which it is located, where that obligation is recognised and measured in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets.

Subsequent costs are added to the carrying amount of the asset when it improves the condition of the asset beyond its originally assessed standard of performance or capacity. Otherwise, subsequent costs are expensed.

Non-current physical assets measured at fair value are comprehensively revalued once every five years or as appropriate, with interim valuations using relevant indices being otherwise performed on an annual basis. Separately identified components of assets are measured on the same basis as the assets to which they relate.

Any revaluation increment arising on the revaluation of an asset is credited to the asset revaluation reserve for that class of assets, except to the extent it reverses a revaluation decrement for the class of assets previously recognised as an other economic flow included in the operating result. A decrease in the carrying amount on revaluation is charged as an other economic flow included in the operating result, to the extent it exceeds the balance of the relevant asset revaluation reserve for the same class of assets.

Items or components that form an integral part of an asset are recognised as a single asset (functional asset). The recognition threshold is applied to the aggregate cost of each functional asset. Energy entities’ easements are disclosed as part of property, plant and equipment because they are considered to be an integral part of the property, plant and equipment of those entities.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-43

Notes to the Financial Statements

31.	Property, plant and equipment continued

Recognition and measurement continued

Recording and valuation continued

Land under roads

The value included in the balance of land under roads is approximately $85 billion (2022: $77 billion).

All land under roads acquired is recorded at fair value in accordance with AASB 13 and AASB 116 using an englobo basis based on the statutory land valuations (as agreed by all state Valuers-General in 2009).

The englobo method reflects the characteristics that would be taken into account by a potential buyer of land under roads that is made available for sale (after having the legislative restriction removed). Englobo valuation is inclusive of all potential land uses and assumes that if removal of the legislative restriction occurred, land under roads would revert to its original state before subdivision. The methodology is appropriate for all land under roads, regardless of its location or whatever type of road infrastructure (if any) is currently on it.

Fair value is determined by the State Valuation Services using a valuation methodology which is undertaken by multiplying the total area of land under roads within each local government area by the average statutory value of all freehold and leasehold land within the corresponding local government area. The statutory valuations for non-rural land are determined on the basis of site value, with the unimproved value used for rural land.

Railway corridor land

Under the Transport Infrastructure Act 1994, railway corridor land is rendered State land under the control of the Department of Resources which, for reporting purposes, records the land at nil value. This land is on-leased to Queensland Rail via the Department of Transport and Main Roads at no cost.

Right-of-use (ROU) assets

Right-of-use assets, including those from concessionary leases, are measured at cost on initial recognition, and are subsequently measured using the cost model. ROU assets are depreciated over the lease term, except where the State expects to obtain ownership of the asset at the end of the lease, in which case depreciation is over the useful life of the underlying asset.

The State has elected not to recognise ROU assets arising from short-term leases and leases of low value assets. The lease payments are instead expensed on a straight-line basis over the lease term. An asset is considered low value if it is expected to cost less than $10,000 when new.

Where a contract contains both lease and non-lease components such as asset maintenance services, the State allocates the contractual payments to each component on the basis of their stand-alone prices, except for leases of plant and equipment, where the State accounts for them as a single lease component. This is also the case for accommodation leases where the base rent is ‘all inclusive’ as the non-lease component cannot be reliably measured.

The State’s ROU assets are predominantly for leases of buildings including the following:

Commercial office accommodation - $1.55 billion (2022: $1.72 billion)

The State leases a portfolio of commercial accommodation, primarily through the Queensland Government Accommodation Office, represented by ROU assets (buildings).

These leases are negotiated on an individual basis and contain a wide range of different terms and conditions in order to achieve the best whole of Government outcome. The State is exposed to potential future increases in variable lease payments based on CPI or market rates, which make up approximately 8% of the portfolio and these are not included in the lease liability until they take effect. When adjustments to lease payments based on CPI or market rates do take effect, the lease liability is reassessed and adjusted against the ROU asset.

Extension options are included in the majority of office accommodation leases, however these are not included in the lease term assessed at commencement date due to the State not being reasonably certain that they will be exercised. In determining whether these options should be included in the lease term assessed at commencement date, the State considers its current office accommodation strategic plan and its history of exercising extension options. The lease term is reassessed if the State becomes reasonably certain that an extension option will be exercised.

The lease agreements do not impose any covenants other than the security interests in the leased assets that may be held by the lessor.

5-44	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

31.	Property, plant and equipment continued

Recognition and measurement continued

Recording and valuation continued

Right-of-use (ROU) assets continued

Buildings on Deed of Grant in Trust land - $825 million (2022: $819 million)

The State has concessionary leases consisting of buildings on Deed of Grant in Trust land. These buildings are leased from a number of Aboriginal and Torres Strait Islander councils on below-market rental terms.

The leases facilitate the construction and/or refurbishment of properties on communal land in accordance with the National Partnership on Remote Housing, entered into between the Australian Government and the Queensland Government. The State is responsible for construction, upgrades, maintenance and insurance of the properties and the use of the properties is restricted to social housing purposes.

The State also has a lease with Australian Unity for the Surgical, Treatment and Rehabilitation Services (STARS) facility. See Note 26 for further details.

Interest expense on lease liabilities is disclosed in Note 13. Cash outflows for leases are disclosed in Note 40(b). The State’s expenses relating to short-term leases, leases of low value assets and variable lease payments are not material.

Service concession assets – non-GORTO

Non-GORTO refers to those SCAs where the State pays the operator to construct, maintain and operate an asset that delivers public services. This is distinct from Grant of Right to Operate (GORTO) arrangements where the State grants the operator a right to charge for third party usage of the asset or a right to access a revenue-generating asset located on State land. Service concession assets and liabilities arising from GORTO arrangements are separately disclosed in Note 33 because they do not fit within the Government Finance Statistics framework.

The State’s non-GORTO arrangements at balance date are the Toowoomba Bypass and Gold Coast Light Rail - G:link. More details about these arrangements can be found in Note 26.

Service concession assets are measured at current replacement cost on initial recognition or reclassification and are subsequently measured at fair value determined using current replacement cost. The assets are depreciated on a straight-line basis over their components’ useful lives which range from 29 to 82 years. The assets are categorised at level 3 in the fair value hierarchy. The valuation methodology and significant unobservable inputs are the same as for level 3 buildings and roads and track infrastructure, as disclosed in this note.

Impairment

An impairment loss is recognised as an other economic flow included in the operating result, unless the asset is carried at a revalued amount. When assets are measured at a revalued amount, the impairment loss is offset against the asset revaluation surplus of the relevant class.

Refer Note 16 for the State’s policies and disclosures on impairment and for any impairment losses recognised in the Operating Statement.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly derived from observable inputs or estimated using another valuation technique.

Observable inputs are publicly available data that are relevant to the characteristics of the assets/liabilities being valued, for example, published sales data for land and general office buildings.

Unobservable inputs are data, assumptions and judgements that are not available publicly but are relevant to the characteristics of the assets/liabilities being valued. Significant unobservable inputs used by the State include, but are not limited to, subjective adjustments made to observable data to take account of the characteristics of the State’s assets/liabilities, internal records of recent construction costs (and/or estimates of such costs) for assets’ characteristics/functionality, and assessments of physical condition and remaining useful life. Unobservable inputs are used to the extent that sufficient relevant and reliable observable inputs are not available for similar assets/liabilities.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-45

Notes to the Financial Statements

31.	Property, plant and equipment continued

Recognition and measurement continued

Fair value measurement continued

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use.

All assets and liabilities of the State for which fair value is measured or disclosed in the financial statements are categorised within the following fair value hierarchy, based on the data and assumptions used in the most recent specific appraisals:

–	Level 1: represents fair value measurements that reflect unadjusted quoted market prices in active markets for identical assets and liabilities;
–	Level 2: represents fair value measurements that are substantially derived from inputs (other than quoted prices included within level 1) that are observable, either directly or indirectly; and
–	Level 3: represents fair value measurements that are substantially derived from unobservable inputs.

None of the State’s valuations of non-financial assets are eligible for categorisation into level 1 of the fair value hierarchy.

More specific fair value information about the State’s property, plant and equipment is outlined below.

5-46	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

31.	Property, plant and equipment continued

Level 3 fair value reconciliation

General Government Sector

	Land		Buildings		Infrastructure		Major plant and
							equipment
	2023	2022	2023	2022	2023	2022	2023	2022
	$M	$M	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	16,981	14,602	41,102	37,012	76,798	64,526	1,170	1,130
Acquisitions	90	21	595	705	-	-	-	-
Disposals	(47)	(21)	(12)	(27)	(5)	(3)	-	-
Revaluation increments/(decrements)	1,426	2,156	6,982	3,693	13,395	9,250	45	19
Depreciation and amortisation	-	-	(2,111)	(1,873)	(1,196)	(1,075)	(47)	(43)
Net asset transfers	249	222	993	1,592	1,563	4,100	115	64

Carrying amount at end of year	18,699	16,981	47,549	41,102	90,555	76,798	1,282	1,170

	Heritage and cultural		SCA - non-GORTO		Total
	assets
	2023	2022	2023	2022	2023	2022
	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	1,898	1,568	2,166	2,293	140,114	121,130
Acquisitions	2	15	-	242	687	982
Disposals	-	(3)	-	-	(64)	(54)
Revaluation increments/(decrements)	81	325	132	(329)	22,062	15,115
Depreciation and amortisation	(8)	(36)	(45)	(41)	(3,407)	(3,068)
Net asset transfers	51	29	-	-	2,971	6,008

Carrying amount at end of year	2,024	1,898	2,253	2,166	162,363	140,114

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-47

Notes to the Financial Statements

31.	Property, plant and equipment continued

Level 3 fair value reconciliation continued

Total State Sector
	Land		Buildings		Infrastructure		Major plant and
							equipment
	2023	2022	2023	2022	2023	2022	2023	2022
	$M	$M	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	18,319	15,890	43,458	39,136	129,279	117,204	2,172	2,097
Acquisitions	90	21	595	705	139	11	-	2
Disposals	(71)	(21)	(12)	(29)	(16)	(37)	-	-
Revaluation increments/(decrements)	1,493	2,191	7,196	3,973	14,911	8,792	96	105
Impairment (losses)/reversals	(8)	2	(4)	5	(152)	75	-	-
Depreciation and amortisation	-	-	(2,254)	(2,008)	(3,272)	(3,112)	(110)	(120)
Net asset transfers	268	237	1,081	1,676	3,762	6,347	175	88

Carrying amount at end of year	20,092	18,319	50,061	43,458	144,650	129,279	2,334	2,172

	Heritage and cultural		SCA - non-GORTO		Total
	assets
	2023	2022	2023	2022	2023	2022
	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	1,898	1,568	2,166	2,293	197,293	178,188
Acquisitions	2	15	-	242	826	996
Disposals	-	(3)	-	-	(99)	(89)
Revaluation increments/(decrements)	81	325	132	(329)	23,909	15,057
Impairment (losses)/reversals	-	-	-	-	(164)	81
Depreciation and amortisation	(8)	(36)	(45)	(41)	(5,689)	(5,317)
Net asset transfers	51	29	-	-	5,337	8,377

Carrying amount at end of year	2,024	1,898	2,253	2,166	221,414	197,293

5-48	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

31.	Property, plant and equipment continued

Level 3 significant valuation inputs and relationship to fair value

General Government Sector

Description	Fair value 2023 $M	Significant unobservable inputs

Land	18,699

Level 3 land assets are mainly held by the Department of Resources and Department of Environment and Science. These assets are classified as reserves, unallocated state land, national parks and leasehold land.

The valuation of reserves and unallocated state land is based, where possible, on recent sales in the general location of the land, adjusted for specific attributes of, and restrictions on, the land being valued. As such, the most significant unobservable input into the valuation of reserves and unallocated state land is the valuers’ professional judgement applied in determining the fair value.

National park land is valued with reference to sales of land with a similar topography and location. This market data is adjusted by the valuer to reflect the nature of restrictions upon national park land. Accordingly, the most significant input to the valuation of national park land is the valuers’ judgement in relation to the adjustments potential market participants would make to the price paid for this land in light of the restrictions.

Leasehold land is valued using the present value of the future income from leases over the land. In calculating the value of leasehold land, the discount rate applied to the leases is a significant unobservable input.

Buildings	47,549	Buildings classified as Level 3 are those which, due to their specialised nature and/or construction, do not have an active market.

		Within level 3 buildings, major sub-groups exist which are valued using similar methods. The most significant of these groups are valued at current replacement cost listed below:

–   Schools and early childhood buildings – The valuation utilises published current construction costs for the standard components of the buildings. Adjustment and allowances are made for specialised fit out requirements and more contemporary construction/design approaches. Significant judgement is also required in determining the remaining service life of these buildings.

–   Correctional centres, court houses and juvenile justice facilities – Significant inputs into this approach are construction costs, locality allowances for regional and remote facilities, remaining useful life and current condition assessments.

–   Health services buildings (including hospitals) – In determining the replacement cost of each building, the estimated replacement cost of the asset, or the likely cost of construction including fees and on costs at the valuation date, is assessed based on historical records and adjusted for contemporary design/construction practices. The resulting values are adjusted using published locality indices to allow for regional and remote location. The valuers apply professional judgement in assessing the assets’ current condition and remaining service lives.

		Market based inputs

Social housing is valued using market based inputs. However, because multi-unit properties do not have separate titles, significant adjustments are made by valuers. Significant unobservable inputs to the valuers’ adjustments are the discount rates applied to represent the cost of obtaining strata title.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-49

Notes to the Financial Statements

31.	Property, plant and equipment continued

Level 3 significant valuation inputs and relationship to fair value continued

General Government Sector continued

Description	Fair value 2023 $M	Significant unobservable inputs

Infrastructure	90,555

Level 3 infrastructure within the GGS is primarily roads held by the Department of Transport and Main Roads, and roads and tracks within National Park and State Forest land. Due to their specialised nature and the lack of an active market for infrastructure, these assets are valued using a current replacement cost methodology.

Assets in the SCA non-GORTO class are mainly the Gold Coast Light Rail and Toowoomba Second Range Crossing and are measured at fair value using the same valuation methodology as infrastructure assets.

SCA - non-GORTO	2,253

Road infrastructure, and roads, tracks and rail are valued based on a combination of raw materials and other costs of construction compiled by an external expert and internal assumptions based on engineering professional judgement. As part of this process, road stereotypes (ranging from unformed roads through to major motorways) are assigned to each road segment and are further defined by variables such as terrain, environment, surface types and costing regions. These inputs are also adjusted for contemporary technology and construction techniques. Accordingly, the most significant unobservable input to the valuation of roads is the calculated replacement cost which is heavily reliant upon engineers’ and valuers’ professional judgement.

Major plant and equipment	1,282	Major plant and equipment in the GGS primarily consist of New Generation Rollingstock assets held by the Department of Transport and Main Roads.

Rollingstock is valued using a current replacement cost approach. The significant unobservable inputs to the valuation of rollingstock are estimated costs to replace existing assets and the assumptions made about current asset condition and remaining useful life.

Heritage and cultural assets	2,024

Heritage and cultural assets are mainly comprised of unique or iconic items which are considered to be of historical or cultural significance. These assets are primarily held by the Queensland Art Gallery and the Queensland Museum. While some of these items are able to be traded, such transactions are highly individualised and accordingly it is not considered that there is an active market for these types of assets.

Collections held by the Queensland Art Gallery and Queensland Museum are largely valued on an individual basis with reference to recent transactions in similar works or the cost of replicating or recollecting items. Due to the unique nature of these items, despite some reliance on recent transactions in similar items, the most significant input to the valuation of collections held by the Queensland Art Gallery and Queensland Museum is the professional judgement of the valuer.

5-50	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

31.	Property, plant and equipment continued

Level 3 significant valuation inputs and relationship to fair value continued

Total State Sector

Description	Fair value 2023 $M	Significant unobservable inputs

Infrastructure	144,650	In addition to the infrastructure assets identified above in the GGS, level 3 infrastructure for the TSS includes rail, ports, electricity and water infrastructure assets.
		Income based approach

Water infrastructure assets (mainly Seqwater) – Unobservable inputs in this type of valuation include assumptions about future market conditions and selection of an appropriate discount rate. The discount rate is a significant unobservable input to the valuation of water infrastructure.

Port infrastructure – Inherent in this valuation process are assumptions in relation to future operating cash flows, projected capital replacement and selection of an appropriate discount rate (equal to the Weighted Average Cost of Capital) for the organisation holding the assets. The discount rate has a significant impact upon the final valuation and, being based upon professional judgement, is an unobservable input.

Electricity distribution and transmission infrastructure – Being regulated assets, significant professional judgement is required in forecasting future cash flows. The significant unobservable inputs affecting the valuation of electricity infrastructure include assumptions about future revenue cash flows, future capital expenditure requirements and selection of an appropriate discount rate.

National Electricity Market connected power stations – using a pre-tax nominal cash flow and discount rate model and various demand, supply and Renewable Energy Target scenarios. The significant unobservable inputs affecting the valuation include assumptions about electricity spot prices, contract load and premium and discount rate.

		Current replacement cost

The majority of rail infrastructure is valued using a current replacement cost methodology except for regional freight assets which are valued on a discounted cash flow basis. The significant unobservable inputs to the current replacement cost valuation are costs to replace existing assets and the assessments of current asset condition and remaining useful life.

Major plant and equipment	2,334	Major plant and equipment in the TSS, in addition to that in the GGS, is primarily Queensland Rail rollingstock.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-51

Notes to the Financial Statements

32.	Intangibles

General Government Sector
	Gross		Accumulated Amortisation		Written down value

	2023	2022	2023	2022	2023	2022
	$M	$M	$M	$M	$M	$M

Software development	2,108	2,063	(1,464)	(1,416)	643	647
Purchased software	343	345	(298)	(287)	46	58
Other	68	61	(29)	(27)	39	34

	2,519	2,469	(1,791)	(1,730)	728	739

Total State Sector
	Gross		Accumulated Amortisation		Written down value

	2023	2022	2023	2022	2023	2022
	$M	$M	$M	$M	$M	$M

Software development	3,831	3,729	(2,415)	(2,369)	1,416	1,360
Purchased software	691	691	(557)	(513)	134	178
Licences and rights	116	116	(103)	(103)	13	13
Other	372	369	(185)	(182)	187	187

	5,010	4,905	(3,260)	(3,167)	1,750	1,738

Most intangibles arise from software development.

Intangible assets are recognised in accordance with AASB 138 Intangible Assets. Software is classified as an intangible asset, rather than property, plant and equipment unless it is an integral part of the related hardware.

Internally generated goodwill, brands and items of similar substance, as well as expenditure on initial research, are specifically excluded from being recognised on the Balance Sheet.

In accordance with the Non-Current Assets Policies for the Queensland Public Sector, the recognition threshold for departments and statutory bodies is $100,000. Items with a lesser value are expensed. The threshold for other entities does not exceed this amount.

Internally generated intangible assets are only revalued where an active market exists for the asset in question, otherwise they are measured at cost.

For information on impairment policies, refer Note 16.

33.	Service Concession Arrangements – Grant of Right to Operate (SCA - GORTO)

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Gross	13,593	12,391	13,593	12,391
Less: Accumulated depreciation	1,932	1,783	1,932	1,783
	11,660	10,608	11,660	10,608

GORTO movement reconciliation: Service concession assets
Carrying amount at beginning of year	10,608	9,996	10,608	9,996
Net revaluation increments	1,199	750	1,199	750
Depreciation expense	(146)	(137)	(146)	(137)
Carrying amount at end of year	11,660	10,608	11,660	10,608

Service concession liabilities
Carrying amount at beginning of year	7,442	7,677	7,442	7,677
Amortisation	(235)	(235)	(235)	(235)
Carrying amount at end of year	7,207	7,442	7,207	7,442

5-52	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

33.	Service Concession Arrangements – Grant of Right to Operate (SCA - GORTO) continued

Arrangements where the State grants the operator a right to charge for third party usage of an asset that provides public services, such as a toll road, or a right to access a revenue-generating asset located on State land, in return for the construction and operation of that asset and return of the asset to the State at the end of the PPP are, for convenience, referred to as GORTO arrangements in this document.

Service concession assets are measured at current replacement cost and are depreciated over their useful lives. GORTO liabilities (which are unearned revenue) are amortised straight-line over the terms of the service concession arrangements. The net Operating Statement impact is reflected in Note 20.

Refer Note 26 for further details of individual GORTO arrangements.

34.	Other non-financial assets

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M
Current
Prepayments	462	492	629	646
Other	93	78	121	89
	555	570	751	735

Non-current
Prepayments	96	194	117	219
Other	32	7	48	24
	128	202	164	243

	682	772	915	977

Other non-financial assets primarily represent prepayments by the State. These prepayments include salaries and wages, grant payments, prepayments under finance lease agreements and payments of a general nature made in advance.

35.	Payables

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M
Current
Trade creditors	2,681	2,567	3,980	4,139
Grants and other contributions	668	320	536	260
GST payable	60	52	157	152
Other payables	2,457	2,157	2,543	2,248
	5,866	5,096	7,218	6,799

Non-current
Trade creditors	51	121	117	176
Other payables	4	5	5	7
	55	126	122	183

	5,921	5,222	7,340	6,982

Payables mainly represent amounts owing for goods and services provided to the State prior to the end of the financial year. The amounts are unsecured, are usually paid within 30 days of recognition and are non-interest bearing.

Payables are recognised at amortised cost using the effective interest rate method.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-53

Notes to the Financial Statements

36.	Employee benefit obligations

(a) Superannuation liability

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M
Current
Superannuation	1,975	1,938	1,975	1,938
Judges’ pensions	30	29	30	29
	2,005	1,967	2,005	1,967

Non-current
Superannuation	18,073	19,376	17,719	18,976
Judges’ pensions	834	825	834	825
	18,908	20,201	18,553	19,801

Total superannuation liability (refer Note 48)	20,913	22,168	20,559	21,768

The State recognises a superannuation liability in respect of the various employees’ accrued superannuation benefits which represents the difference between the net market value of plan assets and the estimated accrued superannuation benefits at year end.

The present value of the accrued benefits is calculated using the projected unit credit method and represents the actuarial value of all benefits that are expected to become payable in the future in respect of contributions made or periods of service completed prior to the valuation date, allowing for future salary increases.

The costs of providing future benefits to employees are recognised over the period during which employees provide services. All superannuation plan costs, excluding actuarial gains and losses, are recognised in the Operating Statement. Actuarial gains and losses are recognised directly in equity on an annual basis and represent experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred e.g. investment returns on plan assets) and the effects of changes in actuarial assumptions underlying the valuation.

For the Government Division of Australian Retirement Trust (QSuper), expected future payments are discounted using market yields at the reporting date on Government bonds with terms to maturity that match the estimated future cash outflows. The gross discount rate for 10 year Commonwealth bonds at 30 June 2023 was 4.0% (2022: 3.7%).

Employees in the electricity industry contribute to an industry multiple employer superannuation fund, Energy Super, a sub-fund within Brighter Super (previously known as the Local Government Investment Australia Super Fund (ES LGIA)). The Energy Super fund uses discount rates that are more closely aligned to corporate bond rates (refer Note 48).

Future taxes are part of the provision of the existing benefit obligations and are taken into account in measuring the net liability or asset.

(b) Other employee benefits

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M
Current
Salary and wages payable	1,599	776	1,745	914
Annual leave	2,922	2,753	3,218	3,032
Long service leave	708	652	1,273	1,155
Other employee entitlements	167	41	284	149
	5,396	4,221	6,521	5,251

Non-current
Long service leave	5,007	4,794	5,098	4,855
Other employee entitlements	16	14	22	30
	5,023	4,808	5,120	4,886

	10,419	9,029	11,641	10,137

5-54	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

36.	Employee benefit obligations continued

(b) Other employee benefits continued

Wages, salaries and sick leave

Liabilities for wages and salaries are accrued at year end. For most agencies, sick leave is non-vesting and is expensed as incurred. Liabilities have been calculated based on wage and salary rates at the date they are expected to be paid and include related on-costs.

Annual leave

The Annual Leave Central Scheme (ALCS) was established on 30 June 2008 to centrally fund annual leave obligations of departments, commercialised business units and shared service providers. Members pay a levy equal to their accrued leave cost into the scheme and are reimbursed by the scheme for annual leave payments made to their employees. Entities that do not participate in the ALCS continue to determine and recognise their own leave liabilities.

The State’s annual leave liability has been calculated based on wage and salary rates at the date they are expected to be paid and includes related on-costs. In accordance with AASB 119 Employee Benefits, where annual leave is not expected to be paid within 12 months, the liability is measured at the present value of the future cash flows.

Long service leave

The Long Service Leave Central Scheme was introduced in 1999-2000 to centrally manage long service leave liabilities within the General Government Sector. Participating agencies (predominantly Government departments) pay a levy into the scheme. From 1 January 2022, the long service leave levy rate payable by participating agencies is 2.6% of salary and wages costs. Amounts paid to employees for long service leave are then claimed from the scheme as a reimbursement. The liability is assessed annually by the State Actuary.

The valuation method used incorporates consideration of expected future wage and salary levels, experience of employee departures and periods of service. On-costs have been included in the liabilities and expenses for the Long Service Leave Central Scheme. These amounts have not been separately identified as they are not material in the context of the State’s overall employee entitlement liabilities.

The State’s long service leave provisions are calculated in accordance with AASB 119 using yield rates of Government bonds at reporting date and actuarial assumptions which are mutually compatible. The gross discount rate for 10 year Commonwealth bonds at 30 June 2023 was 4.0% (2022: 3.7%).

Entities that do not participate in the Long Service Leave Central Scheme determine their liability for long service leave based on the present value of estimated future cash outflows to be made.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date or when an employee accepts a voluntary redundancy in exchange for these benefits. The State recognises termination benefits when it is demonstrably committed to either terminating the employment of employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance date are discounted to present value.

37.	Deposits, borrowings and advances, securities and derivatives

(a) Deposits held

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M
Current
Deposits at fair value through profit or loss	-	-	5,090	6,628
Interest bearing security deposits	-	-	14	11
	-	-	5,104	6,639

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-55

Notes to the Financial Statements

37.	Deposits, borrowings and advances, securities and derivatives continued

(b) Advances received

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M
Current
Commonwealth	21	30	21	30
Public Non-financial Corporations	1,674	1,048	-	-
	1,695	1,077	21	30

Non-current
Commonwealth	214	233	214	233
	1,909	1,310	235	262

(c) Borrowing with QTC

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Current	23	23	-	-
Non-current	46,143	48,976	-	-
	46,166	49,000	-	-

At 30 June 2023, $5.215 billion (2022: $2.415 billion) was held in a redraw facility, offsetting borrowing with QTC in the Balance Sheet. (d) Leases and other loans
	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M
Current
Lease liability	499	507	573	554
SCA - non-GORTO liabilities	40	37	40	37
Loans - other	445	974	527	1,059
	985	1,518	1,141	1,650
Non-current
Lease liability	2,420	2,568	2,752	2,926
SCA - non-GORTO liabilities	590	701	590	701
Loans - other	3,525	2,884	3,889	3,254
	6,534	6,153	7,231	6,881

	7,519	7,671	8,372	8,532

Lease liabilities are effectively secured, as the rights to the leased assets revert to the lessor in the event of a default. Interest on leases is recognised as an expense as it accrues.

(e) Securities and derivatives

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M
Current
Government securities issued	-	-	13,513	16,448
Derivatives
Cash flow hedges	-	-	1,238	3,718
Other derivatives	-	-	2,709	8,706
	-	-	17,460	28,872

5-56	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

37.	Deposits, borrowings and advances, securities and derivatives continued

(e) Securities and derivatives continued

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M
Non-current
Government securities issued	-	-	104,601	102,468
Derivatives
Cash flow hedges	-	-	332	1,409
Other derivatives	41	93	1,450	3,841
	41	93	106,383	107,719

	41	93	123,844	136,591

Financial liabilities disclosed above are classified as either financial liabilities held at amortised cost or as financial liabilities at fair value through profit or loss. The carrying amount of financial liabilities in each of the categories is disclosed in Note 47.

Financial liabilities held at amortised cost

Financial liabilities held at amortised cost are initially measured at fair value plus any directly attributable transaction costs and subsequently measured at amortised cost using the effective interest method.

Financial liabilities measured at amortised cost include interest bearing security deposits, borrowing with QTC, advances from the Australian Government and PNFCs, lease liabilities, service concession liabilities and other loans (except those held by QTC). The borrowing with QTC and advances from PNFCs are eliminated on consolidation of the TSS.

Financial liabilities at fair value through profit or loss

Financial liabilities are categorised as fair value through profit or loss if they are classified as held for trading or designated so upon initial recognition. Financial liabilities at fair value through profit or loss are valued at fair value at balance date. Unrealised gains and losses are brought to account as other economic flows included in the operating result.

Financial liabilities at fair value through profit or loss include deposits and other loans held by QTC, Government securities issued by QTC, and derivatives. In relation to deposits, income derived from their investment accrues to depositors daily. The amount shown in the Balance Sheet represents the market value of deposits held at balance date. Collateral held and securities which are sold under agreements to repurchase are disclosed as deposits.

Government securities issued include short-term treasury notes, Australian bonds and floating rate notes principally raised by QTC.

Derivative financial instruments

The State, through its controlled entities, enters into derivative financial instruments in the normal course of business in order to hedge exposure to movements in interest rates, electricity prices and foreign currency exchange rates.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting period.

Some derivatives are used in cash flow hedges for highly probable forecast transactions, as detailed in subsection (i) below. Gains or losses on the effective portion of cash flow hedges are recognised in the cash flow hedge reserve in equity, while the ineffective portion is recognised immediately as other economic flows included in the operating result. Amounts taken to equity are transferred to the operating result when the hedged transaction affects the operating result, such as when a forecast sale or purchase occurs, or when the hedge becomes ineffective. Where the forecast transaction that is hedged results in recognising a non-financial asset or liability, the gains or losses previously deferred in equity are transferred to the carrying amount of the asset or liability.

All derivatives are carried as assets when fair value is positive and liabilities when fair value is negative. Derivative assets are disclosed in Note 24(a) and derivative liabilities are disclosed in part (e) of this note. Derivative instruments used by the State include options, futures contracts, electricity derivative contracts, forward starting loans, forward rate agreements, foreign exchange contracts, cross currency swaps and interest rate swaps.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-57

Notes to the Financial Statements

37.	Deposits, borrowings and advances, securities and derivatives continued

Derivative financial instruments continued

(i) Cash flow hedges

Risk management strategy

The State applies hedge accounting on eligible electricity derivatives (mostly price swaps, futures, and options) that are used to protect against movements in the price of electricity. The economic relationship is determined by matching the critical terms, such as forecasted volume and time period, between the hedging instrument and the hedged item. The hedge ratio for these hedging relationships is intended to be 100 per cent. However, the inherent variability in the volume of electricity demand and sales means that actual sales and purchases volumes can vary from the forecasts. These variances are the main source of hedge ineffectiveness.

The State also enters into forward exchange contracts and interest rate swaps to protect against foreign exchange and interest rate movements. The total amount of these derivatives is not material.

Amount, timing and uncertainty of future cash flows

The electricity derivatives are recognised at trade date and settled net, with the majority of cash flows expected within four years. The nominal amount of electricity hedges outstanding and their price average are as follows:

Total State Sector

	Nominal quantity	Price average
	GWh	$ / MWh

2023
Electricity derivatives designated as cash flow hedges of electricity sales	31,450	73
Electricity derivatives designated as cash flow hedges of electricity purchases	9,649	101

2022
Electricity derivatives designated as cash flow hedges of electricity sales	44,635	69
Electricity derivatives designated as cash flow hedges of electricity purchases	13,077	85
Effects of cash flow hedge accounting on financial position and performance

	Total State
	2023	2022
	$M	$M

Carrying amount of cash flow hedging instruments - assets	573	1,778
- liabilities	1,571	5,127

Change in fair value of hedging instruments - gain/(loss) - for calculating hedge ineffectiveness	1,463	(3,823)
Change in value of hedged items - gain/(loss) - for calculating hedge ineffectiveness	(1,383)	3,222
Hedge ineffectiveness recognised in profit or loss (See Note 16)	114	71

Cash flow hedge reserve reconciliation:
Opening balance	(3,153)	(314)
Effective portion of hedging gains or losses recognised in equity	939	(3,609)
Amounts reclassified to profit or loss - hedged item has affected profit or loss [1]	1,279	776
Amounts reclassified to profit or loss - hedged future cash flows no longer expected to occur	(1)	(6)
Amounts included in the carrying amount of a non-financial asset or liability	1	1

Closing balance	(934)	(3,153)

1 Reclassification adjustments are included in sales of goods and services (for sales) in Note 5 or other operating expenses (for purchases) in Note 11.

The closing balance of the cash flow hedge reserve relates to continuing hedges, with the exception of $29 million of losses (2022: $42 million) that relates to hedge relationships for which hedge accounting is no longer applied.

No amounts were recognised in or transferred from hedging reserves by GGS entities in 2023 or 2022.

5-58	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

37.	Deposits, borrowings and advances, securities and derivatives continued

Derivative financial instruments continued

(ii) Derivatives which do not qualify for hedge accounting

Certain derivatives do not qualify for hedge accounting as they are held for trading or not designated as hedges. These instruments typically include some electricity derivatives such as swaps, caps and options and load following hedges, and environmental derivatives contracts, such as forward contracts and options. Interest rate swaps, forward rate agreements, options and credit default swaps are also used to hedge exposure to interest rate movements, foreign currency and credit risks but are not hedge accounted.

38.	Provisions

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M
Current
Outstanding claims
Workers’ compensation	-	-	1,806	1,590
Other	324	262	345	276
Onerous contracts	-	-	39	39
National Injury Insurance Scheme Queensland	-	-	138	143
Queensland Government Insurance Fund	337	361	337	361
Other	377	267	547	369
	1,038	890	3,212	2,777
Non-current
Outstanding claims
Workers’ compensation	-	-	2,948	2,643
Other	699	691	713	708
Onerous contracts	-	-	148	189
National Injury Insurance Scheme Queensland	-	-	3,545	3,340
Queensland Government Insurance Fund	2,975	3,262	2,975	3,262
Other	278	278	1,051	969
	3,953	4,231	11,381	11,111

	4,991	5,120	14,593	13,888

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required is determined by considering the class of obligations as a whole. Provisions are measured at the present value of the estimate of the expenditure required to settle the present obligation at the reporting date. The discount rate used to determine the present value reflects current market assessment of the time value of money and risks specific to the liability.

Outstanding claims

The liability for outstanding claims is measured as the present value of expected future payments, the majority of which are actuarially assessed. The liability includes outstanding claim recoveries and reinsurance receivables.

In accordance with AASB 1023 General Insurance Contracts, the claims liability includes a risk margin in addition to expected future payments. These liabilities are discounted for the time value of money using risk-free discount rates that are based on current, observable, objective rates.

(i) Workers’ Compensation

WorkCover Queensland is the main provider of workers’ compensation insurance in Queensland. The discount rate applied to Workers’ Compensation gross outstanding claims as at 30 June 2023 was 4.5% (2022: 3.9%) and the inflation rate was 3.5% (2022: 3.5%). The risk margin applied was 9% (2022: 9%).

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-59

Notes to the Financial Statements

38.	Provisions continued

Outstanding claims continued

(ii) National Redress Scheme for Survivors of Institutional Child Sexual Abuse

The National Redress Scheme for Survivors of Institutional Child Sexual Abuse commenced on 1 July 2018 and will run for ten years. Queensland Government will pay 50% of redress cost for Queensland institutions under the expanded Funder of Last Resort (FoLR) arrangements that commenced 3 December 2021.

The Scheme provides eligible applicants support through a monetary payment capped at $150,000.

The provision for the National Redress Scheme includes an estimate of Queensland’s future payments to the Commonwealth including amounts for monetary payments, counselling, psychological care, legal and administrative costs and offsets for payments previously made to survivors, largely under the previous National Redress Scheme.

(iii) National Injury Insurance Scheme Queensland (NIISQ)

NIISQ was established on 1 July 2016 to provide ongoing lifetime treatment, care and support services for people who sustain eligible, serious personal injuries in a motor vehicle accident on or after 1 July 2016, regardless of fault.

The NIISQ is funded via a levy which Queensland motorists pay in conjunction with their Compulsory Third Party (CTP) premium and registration. The levy is set annually and is based on actuarial advice to fully fund present and likely future liabilities of the scheme. Scheme liabilities are long term in nature and estimates of costs are sensitive to underlying financial assumptions for inflation and the discount rate. Actuarial assumptions underpinning the levy adopt long-term assumptions for inflation and the discount rate to support year to year levy stability (3.3% p.a. and 4.3% p.a. respectively for 2022-23).

NIISQ provisions are assessed annually by independent actuaries and are measured in accordance with AASB 137 as the present value of the expected future payments for claims of the NIISQ incurred up to 30 June 2023, including claims incurred but not reported. The estimate of the NIISQ provision is based on market consistent assumptions of 3.5% inflation and a discount rate of 4.4% as at 30 June 2023 (3.4% and 4% respectively for 2022).

(iv) Queensland Government Insurance Fund (QGIF)

QGIF was established as a centrally managed self-insurance fund for the State’s insurable liabilities covering property, medical and other liabilities and is an administrative arrangement within the Consolidated Fund. QGIF aims to improve the management of insurable risks through identifying, providing for and funding the Government’s insurance liabilities. Participating Government agencies pay premiums into the fund to meet the cost of claims and future insurable liabilities. QGIF outstanding claim liabilities are reported at the whole of Government level, with claims paid out of Queensland Treasury’s Administered accounts.

The State’s QGIF provisions are actuarially assessed annually and are calculated in accordance with AASB 137. The liabilities relate to all claims incurred prior to 30 June 2023 and include an estimate of the cost of claims that are incurred but not reported. Expected future payments are discounted using yields on Australian government bonds. This risk-free discount rate applied as at 30 June 2023 was 4.3% (2022: 3.8%).

Other provisions

(i) Power Purchase/Pooling Agreement provisions

A provision for onerous contracts has been recognised in relation to long-term power purchase/pooling agreements (PPAs) when the unavoidable costs of meeting the ongoing obligations under these agreements exceed the expected benefits to be received. The provision for onerous contracts reflects the net present value of the least net cost of exiting these onerous PPAs, which is the lower of the cost of fulfilling the agreements or the compensation payable, as defined in these agreements, for early termination.

An onerous contract provision exists in relation to the Gladstone Inter-connection and Power Pooling Agreement and was remeasured downwards by $57 million (2022: upwards by $84 million) during the year due to a change in future cash flow assumptions.

5-60	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

38.	Provisions continued

Other provisions continued

(i) Power Purchase/Pooling Agreement provisions continued

The extent of the future losses from the power purchase/pooling agreements will depend on future wholesale pool prices as well as the need for the State to meet its network support obligations. The future level of Queensland wholesale pool prices remains significantly uncertain. The critical determinants of future pool prices will be the bidding behaviour of participants in the National Electricity Market, load growth, network reliability and the introduction of new generation capacity. The discount rate used reflects current market assessments of the time value of money and the risks specific to these obligations.

(ii) Restoration provisions

Provisions are recognised for dismantling, removal and restoration costs where a constructive obligation exists. The present value of the obligation is recorded in the initial cost of the asset.

Movements in provisions

General Government Sector		Outstanding Claims	QGIF	Other Provisions	Total
		2023	2023	2023	2023
		$M	$M	$M	$M

Carrying amount at beginning of year		953	3,622	545	5,120
Additional provisions recognised		304	256	187	747
Reductions in provisions and payments		(294)	(235)	(108)	(637)
Transfers and reclassifications		-	-	-	-
Change from remeasurement and discounting adjustments		61	(331)	31	(239)

Carrying amount at end of year		1,023	3,312	655	4,991

Total State Sector	Outstanding Claims	NIISQ	QGIF	Other Provisions	Total
	2023	2023	2023	2023	2023
	$M	$M	$M	$M	$M

Carrying amount at beginning of year	5,216	3,483	3,622	1,566	13,888
Additional provisions recognised	2,857	516	256	289	3,918
Reductions in provisions and payments	(2,321)	(167)	(235)	(205)	(2,928)
Transfers and reclassifications	-	-	-	56	56
Change from remeasurement and discounting adjustments	61	(149)	(331)	79	(341)

Carrying amount at end of year	5,813	3,683	3,312	1,785	14,593

39.	Other liabilities

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M
Current
Unearned revenue	624	719	951	931
Environmental surrender obligations (RECs, GECs, NGACs)	-	-	179	174
Other	176	158	149	131

	800	877	1,279	1,236

Non-current
Unearned revenue	215	204	662	671
Other	-	8	25	17

	215	212	687	688

	1,015	1,089	1,966	1,925

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-61

Notes to the Financial Statements

40.	Notes to the Cash Flow Statement

(a)	Reconciliation of operating result to net cash flows from operating activities

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Operating result	14,128	3,371	16,150	17,550

Non-cash movements:
Depreciation and amortisation	5,166	4,644	7,914	7,391
Net (gain)/loss on disposal of Non-current assets	(11)	6	(193)	(1,819)
Impairment and write-off of bad debts	51	86	515	44
Equity accounting (profit)/loss	7	3	14	3
Unrealised net (gain)/loss on borrowings/investments	(1)	30	(879)	(13,318)
Revaluation (increments)/decrements	(115)	1,000	(4,175)	(70)
Net asset write downs, transfers and donations	(270)	(391)	(318)	(432)
Other	(35)	(347)	(72)	(723)

(Increase)/decrease in receivables	(146)	1,335	33	589
(Increase)/decrease in inventories	(129)	32	(429)	(116)
(Increase)/decrease in prepayment and other assets	(13)	155	(303)	(262)
Increase/(decrease) in payables	1,840	1,009	1,456	1,370
Increase/(decrease) in provisions	(552)	(611)	248	121
Increase/(decrease) in other liabilities	(34)	118	221	306

Total non-cash movements	5,757	7,069	4,034	(6,915)

Cash flows from operating activities	19,885	10,440	20,184	10,634

(b)	Changes in liabilities arising from financing activities

General Government Sector
		|-------Cash Flows-----|		|------Non-Cash Changes-----|
	Opening	Cash	Cash	New	Market	Other	Closing
	Balance	Received	Payments	Leases	& Time		Balance
				& similar	Value
	$M		$M	$M	$M	$M	$M
2023
Advances received	1,310	3,264	(2,665)	-	1	-	1,909
Borrowing with QTC	49,000	13	(46)	-	-	(2,800)	46,166
Other loans	3,858	-	(579)	625	-	66	3,970
Leases	3,076	-	(527)	133	141	96	2,919
SCA non-GORTOs	737	-	(202)	91	-	3	630
Securities and derivatives	93	-	-	-	(27)	(26)	41

	58,074	3,276	(4,018)	849	116	(2,661)	55,636

2022
Advances received	1,435	2,339	(2,465)	-	1	-	1,310
Borrowing with QTC	46,153	3,038	(36)	-	-	(155)	49,000
Other loans	3,818	-	(842)	815	-	67	3,858
Leases	3,191	-	(504)	160	74	155	3,076
SCA non-GORTOs	694	-	(36)	76	3	1	737
Securities and derivatives	220	-	-	-	(127)	-	93

	55,511	5,377	(3,883)	1,051	(49)	68	58,074

5-62	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

40.	Notes to the Cash Flow Statement continued

(b)	Changes in liabilities arising from financing activities continued

Total State Sector
		|-------Cash Flows-----|		|------Non-Cash Changes-----|
	Opening	Cash	Cash	New	Market	Other	Closing
	Balance	Received	Payments	Leases	& Time		Balance
				& similar	Value
	$M	$M	$M	$M	$M	$M	$M
2023
Advances received	262	3	(31)	-	1	-	235
Other loans	4,313	30	(623)	625	4	66	4,416
Leases	3,481	-	(588)	184	142	107	3,326
SCA non-GORTOs	737	-	(202)	91	-	3	630
Deposits held	6,639	5,563	(7,099)	-	-	-	5,104
Securities and derivatives	136,591	26,756	(27,839)	-	(11,637)	(26)	123,844

	152,024	32,352	(36,381)	900	(11,490)	150	137,554

2022
Advances received	300	1	(40)	-	1	-	262
Other loans	4,212	113	(862)	815	(31)	67	4,313
Leases	3,697	-	(566)	180	10	160	3,481
SCA non-GORTOs	694	-	(36)	76	3	1	737
Deposits held	6,384	6,472	(6,217)	-	-	-	6,639
Securities and derivatives	124,191	30,244	(19,798)	-	1,953	-	136,590

	139,479	36,831	(27,520)	1,070	1,936	227	152,024

41.	Capital expenditure commitments

As at 30 June 2023, State Government entities had entered into the following capital commitments. Commitments are exclusive of anticipated recoverable GST. Commitments in this note have not been recognised as liabilities in the Balance Sheet.

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Capital expenditure commitments	11,129	8,555	15,081	11,474

42.	Cash and other assets held in trust

Various monies and other assets were held in trust by State Government agencies at year end and have not been included as assets / liabilities in the Balance Sheet:

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

QIC Limited	-	-	46,340	46,616
The Public Trustee of Queensland	2,264	1,937	2,264	1,937
Other	402	424	402	425

	2,666	2,361	49,006	48,978

Security, tender and other deposits administered by the State in a fiduciary or trust capacity are not recognised in the financial statements but are disclosed for information purposes. Whilst these transactions and balances are in the care of the State, they are subject to the normal internal control and external audit requirements.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-63

Notes to the Financial Statements

43.	Contingent assets and liabilities

Contingent assets and liabilities represent items that are not recognised in the Balance Sheet because at balance date:

–

there is a possible asset or obligation arising from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Government; or

–

there is a present obligation arising from past events, but it is not recognised because it is either not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured reliably.

Below are details of the more significant contingent assets and liabilities from a GGS and TSS perspective.

Pursuant to section 15 of the Queensland Treasury Corporation Act 1988, any losses of QTC are the responsibility of the Consolidated Fund. On this basis, the contingent assets and liabilities of QTC, which forms part of the PFC Sector, are also incorporated in GGS statements.

(a)	Contingent liabilities – quantifiable

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M
Nature of contingency
Guarantees and indemnities	54,443	53,646	12,747	12,842
Other	117	174	120	178

	54,560	53,821	12,867	13,020

Guarantees and indemnities

General Government Sector

For the GGS, these mainly comprise guarantees of borrowings by local governments and PNFCs from QTC of $8.79 billion and $41.514 billion (2022: $8.955 billion and $40.777 billion) respectively. QTC also provided guarantees of $2.09 billion (2022: $1.84 billion) relating to Australian Financial Services Licences for CS Energy Limited, Energy Queensland Limited, Stanwell Corporation Limited and CleanCo Queensland Limited, and guarantees of $150 million (2022: $300 million) relating to the trading activities in the National Electricity Market of subsidiaries of Energy Queensland Limited.

Total State Sector From a TSS perspective, borrowings by PNFCs from QTC as disclosed above are eliminated on consolidation. (b) Contingent liabilities - not quantifiable

General Government Sector

Legal proceedings and disputes

A number of legal actions have been brought against the State Government and its agencies. Notification has also been received of a number of other cases that are not yet subject to court action but which may result in subsequent litigation. Due to the wide variety and nature of the claims and the uncertainty of any potential liability, no value has been attributed to these actions / claims.

Native title

A number of native title claims that affect the Queensland Government have been filed with the National Native Title Tribunal under the Native Title Act 1993 (Commonwealth).

The Native Title Act 1993 provides for payment of compensation to native titleholders for a variety of acts that may affect native title. The Government has a potentially significant liability in respect of compensation arising from acts that have extinguished or impaired native title since 1975. The High Court decision in relation to Griffiths v Northern Territory of Australia (known as the Timber Creek case), handed down on 13 March 2019, provides some guidance for calculating native title compensation.

At 30 June 2023, there were 53 (2022: 47) unresolved native title claims before the federal court over State lands (including offshore islands). The claims cover an area of approximately 16.6% (2022: 18.1%) of the state. At reporting date, it is not possible to make an estimate of any probable outcome of these claims, or of any financial effects.

5-64	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

43.	Contingent assets and liabilities continued

(b)	Contingent liabilities – not quantifiable

General Government Sector continued

Guarantees

The State has provided a number of guarantees in the normal course of business. The amount of any future claims against these guarantees cannot be reliably estimated.

Financial assurance liability gap for mining projects

Financial assurances are required for mining projects to cover the rehabilitation liability should a mining leaseholder fail to undertake rehabilitation. The liability to undertake rehabilitation work remains the responsibility of the mining leaseholder. The State’s responsibility regarding rehabilitation is limited to managing any potential public safety and health risks only. At reporting date, it is not possible to determine the extent or timing of any potential financial effect of this responsibility.

Long-term sales permits

The Department of Agriculture and Fisheries has issued long-term permits to various sawmilling businesses regarding the supply of log timber from State-owned native forests. These sales permits provide for the payment of compensation by the State to the holder to the extent that the specified quantity of log timber is not harvested from the particular State-owned forests. At reporting date, the State does not foresee the need to pay compensation in relation to any of these long-term sales permits.

Collingwood Park guarantee

Due to a mine subsidence event that occurred at Collingwood Park in 2008, the State, under the Mineral Resources Act 1989, provides a guarantee to owners of affected land to stabilise land, repair subsidence related damage (if cost effective to do so), or purchase land beyond economic repair.

Impact of disasters

As a result of disasters impacting Queensland, further claims are anticipated on the State via the Queensland Reconstruction Authority. As per the 2023-24 Budget, the expected future expenditure in relation to past disasters is $4.12 billion (2022: $4.129 billion), the majority of which is expected to be recovered from the Australian Government.

Contaminated land

The State Government controls certain areas of land that are affected by pollutants. The agencies involved will be obliged to restore these assets to a safe and useable condition if their use changes, for example, when the land is sold. Given its nature, it is not possible to provide an estimate of the potential liability of this exposure.

Total State Sector

The following PNFC and PFC non-quantifiable contingent liabilities are in addition to the GGS items above.

WorkCover Queensland

The Workers’ Compensation and Rehabilitation Act 2003 provides that the State Government guarantees every WorkCover policy or other insurance contract with WorkCover Queensland, a statutory body. Given the nature of this contingency, it is not possible to estimate the liability, if any, due under this heading.

QIC Limited

QIC Limited, in its capacity as trustee, is potentially liable for the unsettled liabilities of a number of trusts that it administers. However, under the respective trust deeds, the Corporation is entitled to be indemnified out of the assets of the trusts for any losses or outgoings that may be sustained in its role as trustee, provided the trustee has acted within the terms of the trust deeds.

The directors of QIC have assessed the recoverable amounts of the assets of the trusts and concluded that currently they have excess assets over liabilities.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-65

Notes to the Financial Statements

43.	Contingent assets and liabilities continued

(b)	Contingent liabilities – not quantifiable continued

Total State Sector continued

State asset sales

As part of the State’s asset sales process in 2011 and 2012 (the initial public offering of shares in QR National Limited (now Aurizon Limited), the Forestry Plantations business, the Port of Brisbane business, the Abbot Point Coal Terminal (X50) business and Queensland Motorways Limited), the State put in place contractual arrangements which result in contingent liabilities as follows:

–   Superannuation indemnity for QR National and Forestry Plantations Queensland for the cost of employer contributions above a particular threshold for their employees who remained as members of QSuper’s defined benefit category;

–   State indemnities for directors and officers of relevant Government-owned corporations and State public servants were put into place in relation to liabilities which might arise out of the restructuring and sale of the various sale entities;

–   Indemnities as to tax and other liabilities accrued during the State’s ownership;

–   Compensation potentially payable in the event that the leases issued over land and infrastructure by State agencies are terminated;

–   Compensation potentially payable for improvements in the event of the termination of relevant leases; and

–   Various warranties in relation to the businesses sold.

At present, the State is unaware of any breaches of agreements and there are no claims being made. As such, it is not possible to estimate any potential financial effect should such a claim arise in the future.

(c)	Contingent assets - quantifiable

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M
Nature of contingency
Guarantees and indemnities	7,525	6,468	8,314	7,232
Other	11	11	11	11

	7,535	6,478	8,324	7,243

Guarantees and indemnities

General Government Sector

The Financial Provisioning Scheme (FPS) manages the State’s financial risk from the potential failure of a resource activity holder of an environmental authority or small-scale mining tenure to meet their rehabilitation and environmental obligations under various legislation. Over time, the scheme will also provide funds to support rehabilitation of abandoned mines and expand research into mine rehabilitation.

Queensland Treasury holds non-cash surety totalling $7.009 billion (2022: $6.066 billion), made up of bank guarantees $5.334 billion (2022: $4.482 billion) and insurance bonds $1.676 billion (2022: $1.584 billion).

Total State Sector

In addition to the above GGS quantifiable guarantees and indemnities, the following relate specifically to the PNFC and PFC sectors:

WorkCover Queensland held bank guarantees on behalf of self-insurers totalling $471 million (2022: $494 million).

(d)  Contingent assets - not quantifiable

Total State Sector

PNFC and PFC non-quantifiable contingent assets include insurance claims yet to be finalised, including the Callide Unit C4 claim, bank guarantees in the event of non-payment of services, and performance fees yet to be received.

44.	Post balance date events

There were no material events after the reporting date of 30 June 2023 that have a bearing on the State’s operations, the results of those operations or these financial statements.

5-66	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

45.	Sustainability Related Risks

The Queensland Government is exposed to sustainability related risks and develops and implements strategies, policies and procedures to manage these risks. The Queensland Government has identified the below material sustainability risk factors.

Environment, Social and Governance (ESG) Factors	Policy initiatives taken to -

Climate Change	Transition to a low carbon future, by lowering greenhouse gas emission. Address the physical impacts arising from climate change by embedding adaption and resilience.

Natural Capital

Manage the balance of resources used between industry and the community whilst safeguarding the natural environment. This includes surface and underground water management, biosecurity, aquaculture, forestry management and environmental protection.

Social	Support an educated, healthy, and skilled community, through education, health services, social welfare, public order, diversity and opportunity, cyber security and safety.

Governance (Economic and Fiscal)

Provide robust frameworks that support Ministers and accountable officers to provide oversight and discharge their obligations. Strong economic and fiscal management is fundamental to achieving government’s objectives and good governance.

The Queensland Government is committed to ensuring that its risk management practices reflect a high standard of governance. The Government’s Queensland Sustainability Report (the Report) provides detailed information on how the Queensland Government manages these risks and ESG information to meet developing expectations and information needs of investors, financial markets, rating agencies and the community. The Report includes the Government’s sustainability disclosures on matters of governance, strategy, risk management, and metrics/targets to support positive ESG outcomes for a resilient and sustainable future.

Climate change is a material risk for the State. The Government both impacts, and is impacted by, climate change in many ways. The impacts of climate change have the potential to affect the State’s ability to provide essential services to the community, the operations of State entities and the value of State assets.

The government takes a risk management approach to climate change to ensure significant climate change risks are addressed in the government’s culture, policies, systems and processes by building on existing organisational strategic planning, performance management and risk and governance frameworks. Queensland Climate Ready (QCR) program is a multi-year program which supports agencies to identify and implement climate risk management within their risk management practices.

(i)	The Queensland Climate Action Plan 2030 (QCAP)

The QCAP has set achievable targets for reducing the state’s emissions while creating jobs and the Queensland Climate Adaptation Strategy 2017-2030 (Q-CAS) is a central component of Queensland’s climate change response, preparing the state for current and future climate changes by understanding the impacts, managing the risks and harnessing the opportunities. The QCAP supports the management of key risks and opportunities by Cabinet through the responsible Minister and administering departments.

Queensland Government has set renewable energy and emissions reduction targets to meet objectives of achieving net zero emissions and decarbonising the energy sector.	– 30% emissions reduction below 2005 levels by 2030 – 50% renewable energy target by 2030 – 70% renewable energy target by 2032 – 80% renewable energy target by 2035 – Zero net emissions by 2050

The Queensland Government monitors progress on its targets using the State and Territory Greenhouse Gas Inventories prepared by the Australian Government. All national and state/territory inventory data is publicly available from Australia’s National Greenhouse Accounts (National Greenhouse Gas Inventory – UNFCCC classifications). The Department of Environment and Science reports progress on its climate targets on the Queensland Climate Action Plan 2020-2030 website.

(ii)	The Queensland Energy and Jobs Plan (QEJP)

The QEJP outlines the state’s pathway to a clean, reliable and affordable energy system to provide power for generations. It includes a pathway to build the new Queensland SuperGrid to connect solar, wind, battery and hydrogen projects across the state and unlock new capacity and storage. By decarbonising Queensland’s electricity network, input costs to industry will be lowered and energy sources will meet the requirements of increasingly ESG-conscious investors and consumers.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-67

Notes to the Financial Statements

45.	Sustainability Related Risks continued

(iii)	Queensland new-industry development strategy

The Queensland new-industry development strategy sets out the government’s approach to proactively developing the industries that will be in demand in a decarbonising world. The strategy targets six key areas:

–	renewable energy manufacturing and infrastructure;
–	critical minerals processing, manufacturing and product development;
–	battery industry development;
–	green hydrogen;
–	the circular economy, including resource recovery; and
–	bioeconomy including biofuels and sustainable aviation fuel.

46.	Financial risk management disclosure

The State’s activities expose it to a variety of financial risks such as credit risk, liquidity risk and market risk (including interest rate risk, price risk and foreign exchange risk). The State’s overall risk management objectives, policies and strategies focus on minimising financial risk exposures and seek to mitigate potential adverse effects. The diverse nature of the financing and investing activities undertaken by agencies across the Queensland Government supports a decentralised approach to risk management. Individual agencies are responsible for managing risks to which they are exposed.

Risk management strategies in relation to the State’s financial assets and liabilities are summarised below. Additional risk management information can be found in individual agencies’ general purpose financial reports.

(a)	Credit risk

Credit risk exposure represents the potential loss that would be recognised if counterparties failed to meet contractual obligations in relation to receivables, loans and other financial assets.

Receivables, advances and loans

Queensland Treasury’s credit management strategy in respect of tax, royalties, and fines and penalties receivables focuses on the prompt collection of revenues and follow up of outstanding amounts within specified timeframes. Risk assessments are performed upon non-payment of debt, risk ratings are assigned and compliance plans are developed with reference to the debt management strategies.

The State operates in the National Electricity Market, operated by the Australian Energy Market Operator, which has strict prudential guidelines that minimise the potential for credit related losses. This is supported by individual GOCs’ Board approved policies. Where appropriate, collateral in the form of security deposits, letters of credit or bank guarantees are obtained from customers to mitigate possible losses. Concentration of credit risk for retail electricity customers is minimised due to the wide customer base and limiting credit to any individual customer.

Advances made under the COVID-19 Jobs Support Loans scheme are managed by credit assessment procedures, annual loan reviews, reporting of arrears, monitoring undertaken by an external credit reference bureau, and requiring security on loans over $100,000. $58 million of COVID-19 Jobs Support Loans are credit-impaired as at 30 June 2023 (2022: $54 million).

Onlendings made to local governments, universities, grammar schools and private companies as part of the Industry Support Package are actively monitored through credit reviews and covenant monitoring to ensure all counterparties maintain adequate debt serviceability and long-term financial stability.

Details of credit risk exposure and expected credit losses for receivables and advances are disclosed in Note 23.

Cash, securities and derivatives

In respect of cash, deposits, securities and bonds, the State is exposed to significant concentrations of credit risk in the finance sector, in particular, the domestic banking sector. While the State has been focused on diversifying its investment portfolio, investments in bank credit predominate because of the State’s requirement to invest with counterparties rated BBB+ or better and to invest in highly liquid securities. Key characteristics of these entities are monitored including their regulatory requirements, additional capital buffers, type of issuance and the impact of exigent developments. A ratings-based approach is used to determine maximum credit exposure, as well as the counterparty’s credit metrics, country of domicile, size of its funding programs, asset composition and quality of the underlying security.

5-68	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

46.	Financial risk management disclosure continued

(a)	Credit risk continued

Cash, securities and derivatives continued

The State’s largest holder of investments and non-electricity derivatives is QTC. QTC’s credit risk exposures and its counterparty exposures by rating are as follows:

2023	Cash &	Financial	Derivatives	Total	% of
	equivalent	assets			Total
	$M	$M	$M	$M

AAA	-	2,079	-	2,079	6%
AA+	-	609	-	609	2%
AA	-	364	-	364	1%
AA-	7,354	22,524	39	29,917	79%
A+	-	3,312	16	3,328	9%
A	-	919	-	919	2%
Other	-	522	-	522	1%

	7,354	30,331	55	37,740	100%

2022	Cash &	Financial	Derivatives	Total	% of
	equivalent	assets			Total
	$M	$M	$M	$M

AAA	-	2,770	-	2,770	8%
AA+	-	1,116	-	1,116	3%
AA	-	371	-	371	1%
AA-	5,247	18,890	35	24,172	72%
A+	-	3,043	14	3,057	9%
A	-	1,784	-	1,784	5%
Other	-	515	-	515	2%

	5,247	28,488	49	33,785	100%

Credit risk exposures that relate to electricity derivatives are managed under International Swaps and Derivatives Association (ISDA) agreements. The ISDA also has a strict credit policy, based on counterparties’ credit ratings and requiring appropriate security.

Collateral and other credit enhancements

The maximum exposure to credit risk for the GGS and TSS on recognised financial assets, including derivatives, without taking account of any collateral or other credit enhancements is the carrying amount of these assets on the Balance Sheet.

The State holds as security, collateral in the form of charges over real property, business stock and assets, cash deposits, and bank, insurance company and other guarantees. Refer Note 43 for details of guarantees and indemnities.

Master netting arrangements

The GGS does not have financial instruments that are subject to enforceable master netting arrangements or similar agreements.

The TSS enters into derivative transactions under ISDA Master Agreements and similar agreements. Under the terms of these agreements, the right to set off is enforceable only on the occurrence of default or other credit events. The Total State’s ISDA agreements do not currently meet the criteria for offsetting at balance date, and accordingly the relevant assets and liabilities are shown grossed up.

Collateral is also transferred with derivative counterparties to reduce the Total State’s credit exposure.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-69

Notes to the Financial Statements

46.	Financial risk management disclosure continued

(a)	Credit risk continued

Cash, securities and derivatives continued

Master netting arrangements continued

The following table presents financial instruments, including collateral, that are subject to enforceable master netting or similar agreements but not yet offset in the balance sheet. The column ‘net amount’ shows the net impact on Total State if all set off rights (including collateral) were exercised.

	Gross amount	Master netting & collateral	Net amount

	$M	$M	$M
2023
Financial assets	5,925	(3,979)	1,946
Financial liabilities	5,722	(3,981)	1,741

Net exposure	203	2	205

2022
Financial assets	15,753	(9,981)	5,772
Financial liabilities	17,790	(9,981)	7,809

Net exposure	(2,037)	-	(2,037)

(b)	Liquidity risk

Liquidity risk arises from the possibility that individual agencies may be unable to settle a transaction on the due date. A range of funding strategies is used to ensure funds are available, such as maintaining a sufficient level of cash holdings to fund unexpected cash flows. QTC maintains appropriate liquidity to meet minimum requirements for the following liquidity metrics, which are reviewed annually:

–	Standard & Poor’s Liquidity Ratio – maintaining a minimum ratio of liquid assets to debt serving requirements at all times over a rolling 12 month horizon;
–	Liquidity coverage ratio – maintaining a minimum liquidity balance sufficient to cover a stressed liquidity requirement over a set of horizon; and
–	Cash flow waterfall – maintaining positive cash equivalents net of all inflows and outflows over a set horizon.

Liquidity risk of electricity market trading is controlled by the Australian Energy Market Operator, whereby all market participants are required to deliver irrevocable bank guarantees as security for timely settlement.

The contractual cash flow maturities of financial liabilities are included in the tables below. They are calculated based on undiscounted cash flows relating to the repayment of principal and interest amounts outstanding at balance date:

General Government Sector 2023
	1 Year or	1 to 5	Over 5	Total	Carrying
	Less	Years	Years		Value
	$M	$M	$M	$M	$M

Payables	10,555	71	-	10,626	10,626
Commonwealth advances	31	117	167	315	235
Lease liabilities	553	1,542	1,188	3,284	2,919
SCA - non-GORTO liabilities	86	327	539	952	630
Other liabilities at amortised cost	2,277	2,390	3,941	8,607	5,644
Borrowing with QTC	1,334	5,313	46,094	52,741	46,166
Derivatives	-	-	59	59	41

	14,836	9,760	51,988	76,584	66,261

5-70	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

46.	Financial risk management disclosure continued

(b)	Liquidity risk continued

General Government Sector 2022
	1 Year or	1 to 5	Over 5	Total	Carrying
	Less	Years	Years		Value
	$M	$M	$M	$M	$M

Payables	8,666	140	-	8,806	8,806
Commonwealth advances	40	117	190	348	262
Lease liabilities	548	1,552	1,336	3,436	3,076
SCA - non-GORTO liabilities	155	325	621	1,102	737
Other liabilities at amortised cost	2,147	1,958	3,927	8,032	4,905
Borrowing with QTC	1,241	4,975	48,943	55,158	49,000
Derivatives	-	40	78	118	93

	12,798	9,107	55,096	77,000	66,880

Total State Sector 2023	1 year or	1 to 5	Over 5	Total	Carrying
	less	years	years		value
	$M	$M	$M	$M	$M

Payables	12,463	146	-	12,609	12,609
Commonwealth advances	31	117	167	315	235
Lease liabilities	632	1,785	1,237	3,654	3,326
SCA - non-GORTO liabilities	86	327	539	952	630
Other liabilities at amortised cost	628	2,390	3,941	6,959	3,996
Government securities and other loans at fair value	22,639	59,509	75,685	157,833	123,637
Derivatives	5,172	621	246	6,038	5,730

	41,651	64,895	81,814	188,359	150,163

2022	1 year or	1 to 5	Over 5	Total	Carrying
	less	years	years		value
	$M	$M	$M	$M	$M

Payables	10,894	213	-	11,107	11,107
Commonwealth advances	40	117	190	348	262
Lease liabilities	601	1,778	1,439	3,818	3,481
SCA - non-GORTO liabilities	155	325	621	1,102	737
Other liabilities at amortised cost	1,100	1,982	3,927	7,009	3,882
Government securities and other loans at fair value	26,806	53,519	72,611	152,936	125,987
Derivatives	15,117	5,199	590	20,906	17,675

	54,713	63,134	79,378	197,225	163,131

(c)	Market risk

(i)	Interest rate and unit price risk

Interest income

The GGS and TSS are exposed to interest rate risk through investments managed by QIC Limited and cash deposits with the Commonwealth Bank of Australia. The GGS is also exposed to interest rate risk through its deposits and fixed rate notes with QTC. The State Investment Advisory Board (SIAB) determines the investment objectives, risk profiles and strategy for the Long Term Assets and Queensland Future Fund (Debt Retirement Fund) within the framework provided by the Government. The long term expected equilibrium rate of return on the portfolios remains unchanged at 6.5%. The Long Term Assets are held to fund superannuation and other long term obligations of the State, while the Debt Retirement Fund was established to provide funding to reduce the State’s debt.

The GGS does not undertake hedging in relation to interest rate risk on cash deposits or borrowings. This is managed as per the liquidity risk management strategy.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-71

Notes to the Financial Statements

46.	Financial risk management disclosure continued

(c) Market risk continued

(i)	Interest rate and unit price risk continued

Interest expense

The GGS and TSS are exposed to interest rate risk through borrowings. For the GGS, this includes borrowing with QTC and the Commonwealth Government. A number of other State-owned entities enter into interest rate swaps, forward rate agreements and futures contracts to assist in the management of interest rate risk. In some instances, interest rate swaps are utilised to swap medium to long term fixed rate borrowings into floating rate. At times, floating to fixed swaps may be undertaken to generate a fixed rate term funding profile.

General Government Sector

The GGS is exposed to movements in interest rates and managed fund unit prices through its cash deposits, investments and borrowings.

The effect of a 1% movement in interest rates on the GGS cash balances would be a $24 million (2022: $17 million) change in the GGS operating result and equity.

The GGS has fixed rate notes with QTC and other investments with QIC Limited that are exposed to interest rate changes and changes in the unit price of the funds managed. The rate on the fixed rate notes is reviewed annually and remains unchanged at 6.5%. Assuming all other variables remained constant, if the return on the notes moved by +/-1%, the GGS net operating balance would be approximately $435 million higher or lower (2022: $414 million). A +/-1% change in the market value of the underlying QIC investments on QTC’s Balance Sheet would be reflected in an increment / decrement in the GGS other economic flows included in the operating result. If the return on other GGS investments, including with QIC, moved by +/-1%, the GGS operating result and equity would be approximately $55 million higher or lower (2022: $33 million).

GGS borrowing with QTC is in the form of fixed rate loans, generic debt pool borrowings (which are akin to fixed rate loans) or floating rate loans. Although the majority of the GGS borrowings are either fixed rate loans or generic debt pool loans, the Consolidated Fund bears the risk of movements between the fixed rate and market rate. Consequently, if interest rates on borrowing with QTC were to change by 1%, the effect on the GGS operating result and equity would be approximately $462 million (2022: $490 million).

Total State Sector

As the State’s corporate treasury, QTC undertakes portfolio management activities on behalf of the State and raises funding in advance of requirements to ensure Queensland public sector entities have ready access to funding when required and also to reduce the risk associated with refinancing maturing loans. In addition, QTC holds and invests surplus funds on behalf of its clients and for liquidity management purposes.

These activities expose the State to interest rate risk, which is managed with consideration given to duration risk, yield curve risk, basis risk and a value at risk (VaR) framework, complemented by other measures such as defined stress tests.

To manage the risk of non-parallel yield curve movements, QTC manages portfolio cash flows in a series of time periods so that the net interest rate risk in each time period can be measured. QTC enters into interest rate swaps, forward rate agreements and futures contracts to assist in the management of interest rate risk.

	Total State
	2023	2022
	$M	$M
Interest rate risk VaR at 30 June	40	47
Average for the year	47	27
Financial year - minimum	39	8
Financial year - maximum	62	54

The effect of a 1% movement in interest rates on the TSS cash balances would result in a $90 million (2022: $65 million) change to the State’s operating result and equity.

The State has other investments exposed to interest rate changes and changes in the unit price of the funds managed by QIC Limited. Assuming all other variables remained constant, if the return on these investments moved by 1%, the effect on the State’s operating result and equity would be approximately +$534 million/-$532 million (2022: +$504 million/-$501 million). For the range of changes to the operating result and equity that are considered reasonably possible at year end, refer individual agency statements, particularly QTC.

5-72	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

46.	Financial risk management disclosure continued

(c)	Market risk continued

(ii)	Commodity price risk

The State is exposed to commodity price risk resulting from changes in electricity, coal, gas, diesel, environmental certificates and other commodity prices.

The ownership of electricity generating GOCs exposes the State to electricity price risk. Electricity derivatives (price swaps, futures, caps and option contracts) are used to protect against movements in the price of electricity in the National Electricity Market. Longer term fixed price supply agreements are utilised to manage risk in relation to coal and gas.

Each entity is responsible for its own risk management and may make varying assumptions in assessing its sensitivity to such movements. The agencies with a material impact for TSS are CS Energy, Energy Queensland Limited, Stanwell Corporation Limited and CleanCo Queensland Limited.

On the assumption that all other variables remain constant, the impact of a +20%/-20% movement in electricity forward prices will impact the State’s operating result by +$798million/-$797million (2022:+$457million/-$474million) and equity by -$581million/+$554million (2022:-$883million/+$884million).

(d)	Foreign exchange risk

The State is exposed to movements in foreign currencies as a result of future commercial transactions and recognised assets and liabilities denominated in currencies other than the Australian dollar. The State enters into forward exchange contracts, currency options and swaps to effectively manage the exposure resulting from purchases of plant, equipment and materials in foreign currencies. Foreign exchange risk is managed by individual agencies which hedge significant proportions of anticipated transactions in line with their respective risk management strategies.

The State also borrows offshore to provide access to additional sources of funding and diversify risk and undertakes investments in foreign currency assets. Foreign exchange contracts and cross currency swaps are used to effectively manage the exposure to fluctuations in exchange rates.

The State’s exposure to foreign exchange risk is not considered material due to the effectiveness of risk management strategies.

47.	Net fair value of financial instruments

The carrying amounts of the GGS and TSS financial assets and financial liabilities by category are:

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M
Financial assets
Amortised cost	8,382	7,564	18,658	16,685
FVTPL - designated upon initial recognition	5,231	3,062	100,952	104,682
FVTPL - mandatorily measured at FVTPL	43,475	40,372	-	-
FVTOCI - debt instruments	254	239	254	239
FVTOCI - equity instruments	24,429	19,979	16	6

	81,771	71,216	119,880	121,611

Financial liabilities
Amortised cost	66,221	66,786	20,809	19,481
FVTPL - designated upon initial recognition	-	-	125,194	131,103
FVTPL - held for trading	41	93	4,160	12,547

	66,261	66,880	150,163	163,131

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-73

Notes to the Financial Statements

47.	Net fair value of financial instruments continued

The carrying amounts of GGS and TSS financial assets and liabilities, including cash, deposits, receivables and payables, equate approximately to their net fair value, except as outlined below:

General Government Sector

	Carrying amount	Fair value	Carrying amount	Fair value

	2023	2023	2022	2022

	$M	$M	$M	$M

Financial assets
QRIDA loans	1,105	1,027	1,108	1,146

Financial liabilities
Commonwealth Borrowings	235	308	262	346
Education non-concessional loans	562	371	575	376
QTC borrowings	46,166	40,342	49,000	43,983

Total State Sector

	Carrying amount	Fair value	Carrying amount	Fair value

	2023	2023	2022	2022

	$M	$M	$M	$M

Financial assets
QRIDA loans	1,105	1,027	1,108	1,146

Financial liabilities
Commonwealth Borrowings	235	308	262	346
Education non-concessional loans	562	371	575	376

Financial instruments measured at fair value have been classified in accordance with the hierarchy described in AASB 13, except for the GGS equity investments in PNFCs and PFCs that are measured at fair value as the Government’s proportional share of the carrying amount of net assets of the PNFC and PFC Sector entities on a GAAP basis.

The three levels of fair value hierarchy reflect the significance of the inputs used to determine the valuation of these instruments.

–	Level 1: represents fair value measurements that reflect unadjusted quoted market prices in active markets for identical assets and liabilities;

–	Level 2: represents fair value measurements that are substantially derived from inputs (other than quoted prices included within Level 1) that are observable, either directly or indirectly; and

–	Level 3: represents fair value measurements that are substantially derived from inputs that are not based on observable market data.

Level 1

The fair value of financial assets and liabilities with standard terms and conditions and traded in an active market is based on unadjusted quoted market prices. Financial instruments in this category include certain equity and debt investments where quoted prices are available from an active market, such as publicly traded derivatives, short-term and tradeable bank deposits, actively traded Commonwealth and semi-Government bonds and futures contracts and investments in certain unit trusts. Financial liabilities consist of QTC benchmark bonds and actively traded electricity derivatives.

Level 2

The fair value of financial assets and liabilities is determined by using quoted market prices in active markets for similar instruments or quoted prices for identical or similar instruments in markets that are considered less than active or other valuation techniques where all significant inputs are directly (prices) or indirectly (derived from prices) observable from market data, other than quoted prices included in Level 1. Financial instruments in this category include fixed interest deposits, fixed term notes, floating rate notes, commercial paper, non-actively traded corporate and semi-Government bonds, certain money market securities, onlendings, treasury notes, medium-term notes, client deposits, unit trusts and other derivatives such as over-the-counter derivatives, including forward exchange contracts, commodity swaps, interest rate and cross currency swaps and some electricity derivatives.

5-74	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

47.	Net fair value of financial instruments continued

Level 3

Where financial instruments are measured using valuation techniques based on unobservable inputs or observable inputs to which significant adjustments have been applied, such instruments are included in Level 3 of the fair value hierarchy. These may include some unit trusts, power purchase agreements and other electricity derivative contracts.

Valuation policies and procedures of the GGS and TSS are developed and reviewed by management of respective agencies. Major valuation techniques adopted by the GGS and TSS include market comparison techniques, option valuation models, forecasting, estimated discounted cash flow techniques, and extrapolation, scalar and translation techniques. There have been no material changes in the above valuation techniques used during the year.

Significant valuation inputs used to value financial instruments categorised within Level 2 and Level 3 of the fair value hierarchy are:

–	Interest rates;	–	Credit risk;
–	Trading margins;	–	Forward curve prices;
–	Exchange rates;	–	Electricity settled prices;
–	Market indices;	–	Forecast generation;
–	Credit spreads;	–	Extrapolation rates;
–	Expected cash flows;	–	Scalar and translation factors;
–	Discount rates;	–	Market volatility;
–	Exchange traded market prices;	–	Renewable energy and greenhouse gas targets;
–	Broker quotes or market prices for similar instruments;	–	Emerging technologies.

The following table presents the GGS and TSS financial assets and liabilities recognised and measured at fair value.

General Government Sector
	Level 1	Level 2	Level 3	Total
	$M	$M	$M	$M

2023
Assets
Financial assets at fair value through profit or loss
Other investments	218	4,920	43,567	48,705
Financial assets at fair value through equity
Securities and bonds	254	-	-	254
	472	4,920	43,567	48,959

Liabilities
Financial liabilities at fair value through profit or loss
Derivatives	-	-	41	41
	-	-	41	41

2022
Assets
Financial assets at fair value through profit or loss
Other investments	210	2,656	40,569	43,435
Financial assets at fair value through equity
Securities and bonds	239	-	-	239
	449	2,656	40,569	43,674

Liabilities
Financial liabilities at fair value through profit or loss
Derivatives	-	-	93	93
	-	-	93	93

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-75

Notes to the Financial Statements

47.	Net fair value of financial instruments continued

Total State Sector
	Level 1	Level 2	Level 3	Total
	$M	$M	$M	$M

2023
Assets
Financial assets at fair value through profit or loss
Derivatives	3,228	696	893	4,817
Securities and bonds	15,299	4,445	-	19,744
Loans	-	9,560	-	9,560
Other investments	747	39,530	26,553	66,831
Financial assets at fair value through equity
Securities and bonds	254	-	-	254
	19,529	54,231	27,446	101,206

Liabilities
Financial liabilities at fair value through profit or loss
Derivatives	4,417	1,034	287	5,738
Deposits	-	5,089	-	5,089
Government securities issued	86,766	31,347	-	118,113
Borrowings	-	421	-	421
	91,183	37,891	287	129,361

2022
Assets
Financial assets at fair value through profit or loss
Derivatives	12,089	1,127	701	13,917
Securities and bonds	14,435	5,490	-	19,925
Loans	-	9,833	-	9,833
Other investments	752	34,234	26,006	60,991
Financial assets at fair value through equity
Securities and bonds	239	-	-	239
	27,514	50,684	26,707	104,905

Liabilities
Financial liabilities at fair value through profit or loss
Derivatives	13,960	3,069	653	17,682
Deposits	-	6,628	-	6,628
Government securities issued	90,549	28,367	-	118,916
Borrowings	-	432	-	432
	104,509	38,495	653	143,657

Classification of instruments into fair value hierarchy levels is reviewed annually and the GGS and TSS recognise any transfers between levels of the fair value hierarchy during the reporting period in which the transfer has occurred.

The following table presents the net changes in Level 3 instruments:

	General Government		Total State
	2023	2022	2023	2022
	$M	$M	$M	$M

Opening balance asset / (liability)	40,475	37,720	26,054	18,555
Purchases	3,048	3,705	948	495
Sales	(2,121)	(2,028)	(8)	(28)
Settlements	-	-	836	1,803
Movements in other comprehensive income	-	-	72	(126)
Movements recognised in profit or loss	2,124	1,012	(746)	2,286
Transfers into Level 3	-	67	-	3,071
Transfers out of Level 3 into Level 2	-	-	3	(2)

Closing balance asset / (liability)	43,527	40,475	27,159	26,054

The sensitivity of the State’s financial instruments is disclosed in Note 46.

5-76	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

48.	Retirement benefit obligations

Retirement benefit liabilities include the following final salary defined benefit schemes:

–	Defined benefit entitlements under the Government Division of the Australian Retirement Trust (QSuper);
–	Pensions provided under the Judges and Governors schemes;
–	Energy Super, a sub-fund within Brighter Super (previously known as Local Government Investment Australia Super Fund).

QSuper, Judges’ Scheme and Governors’ Scheme

The QSuper defined benefit schemes, which are closed to new members, provide accrued benefits based on a member’s salary, contribution rate and length of membership. State Government budget-dependent agencies, together with certain statutory bodies and GOCs (excluding principally the Queensland electricity supply industry), make employer contributions as required. Employer contributions are held by the State, with the State meeting its share of liabilities when defined benefits become payable.

On 28 February 2022, QSuper and Sunsuper merged to form the Australian Retirement Trust. On this date, the Superannuation (State Public Sector) Deed 1990 was repealed and its provisions incorporated under the Government Division Rules of the Australian Retirement Trust Deed. No changes were made to the rules of QSuper’s defined benefit schemes.

Australian Retirement Trust, including its Government Division (QSuper), is a regulated scheme under the prudential supervision of the Australian Prudential Regulation Authority (APRA) and its trustee, Australian Retirement Trust Pty Ltd, is subject to the Superannuation Industry (Supervision) Act 1993 and Regulations. The provisions of the Superannuation (State Public Sector) Act 1990 and the Government Division Rules of the Australian Retirement Trust Deed govern the operation of QSuper.

The QSuper scheme is subject to an actuarial investigation at least every three years although this has been performed annually by the State Actuary since 2016. The latest actuarial investigation of QSuper was as at 30 June 2021 and was presented in a report dated 3 December 2021. Actuarial reviews have returned to the triennial cycle utilised prior to 2016, so the next actuarial investigation will be as at 30 June 2024.

The Judges’ Scheme provides defined benefit pension entitlements to serving judges, Crime and Corruption Commission Queensland Commissioners and Parole Board Presidents and Deputy Presidents and is governed by the provisions of the Judges (Pensions and Long Leave) Act 1957, the Crime and Corruption Act 2001 and the Corrective Services Act 2006. Governors pensions are provided in accordance with the Governors (Salary and Pensions) Act 2003. The Judges’ and Governors’ Schemes are wholly unfunded schemes. Due to materiality, the Governors’ pension liability is included with the Judges’ Scheme liabilities.

These schemes expose the State to the following:

–

Inflation risk - the defined benefit obligations are linked to employees’ salaries and therefore the net liability position can be adversely affected by an increase in the defined benefit obligation resulting from unexpected wage inflation. Similarly, the proportion of the defined benefit obligation linked to the consumer price index (pensions) is also subject to the risk of unexpected price inflation;

–	Interest rate risk - a decrease in the discount rate will increase the defined benefit obligations;
–	Investment risk - resulting from the mismatch between the current investment strategy and the liabilities; and
–	Demographic risk - resulting from unexpected employee movements.

QSuper also incorporates defined contribution categories, for which the State has no further legal or constructive obligation other than to pay contributions. These liabilities and assets have been accounted for in accordance with the standards relevant to defined contribution schemes. In particular, no assets or liabilities relating to the funded defined contribution scheme have been included in the Balance Sheet. The expense relating to these schemes is the amount of employer contributions.

Energy Super – a sub-fund of Brighter Super

On 1 July 2021, Energy Super Fund and Brighter Super merged, creating one fund which is managed by the Brighter Super Trustee.

Queensland electricity entities contribute to Energy Super, an industry multiple employer superannuation fund. Members are entitled to benefits from the fund on retirement, resignation, retrenchment, disability or death.

Energy Super is regulated by APRA under the Superannuation Industry (Supervision) Act 1993.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-77

Notes to the Financial Statements

48.	Retirement benefit obligations continued

Energy Super – a sub-fund of Brighter Super continued

The defined benefit account of this fund is a funded plan which provides defined lump sum benefits based on years of service and average final salary. Employer contributions to the defined benefit section of the plan are based on recommendations by the plan’s actuary. The actuary has adopted the aggregate funding method to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. This funding method seeks to have benefits funded by a total contribution which is expected to be a constant percentage of members’ salaries and wages over their working lifetimes. Actuarial assessments are made at no more than three yearly intervals, with the most recent actuarial assessment undertaken as at 1 July 2021 by Willis Towers Watson.

Energy Super does not impose a legal liability on employer agencies to cover any deficits that may exist in the Fund. If the Fund was to be wound up, there would be no legal obligation on employer agencies to make good any shortfall. The Trust Deed of the Fund states that if the Fund is terminated, after payment of all costs and member benefits in respect for the period up to the date of termination, any remaining assets are to be distributed by the Trustees of the Fund, acting on the advice of the actuary, to participating employers.

Employer agencies may benefit from any surplus in the Fund in the form of a contribution reduction or contribution holiday. Any reduction in contributions would normally be implemented only after advice from the Fund’s actuary.

The defined benefit account of this Fund is closed to new members.

	General Government		Total State

	2023	2022	2023	2022

	$M	$M	$M	$M

Present value of the defined benefit obligation
QSuper DB	26,810	27,523	26,810	27,523
Judges	865	854	865	854
ES - Brighter Super	-	-	802	738

Total present value of the defined benefit obligation	27,675	28,377	28,477	29,115

Fair value of plan assets
QSuper DB	6,762	6,209	6,762	6,209
ES - Brighter Super	-	-	1,157	1,138

Total fair value of the plan assets	6,762	6,209	7,918	7,347

Defined benefit obligation Liability/(Asset) recognised in Balance Sheet
QSuper DB	20,048	21,314	20,048	21,314
Judges	865	854	865	854
ES - Brighter Super	-	-	(354)	(400)

Liability/(Asset) recognised in Balance Sheet	20,913	22,168	20,559	21,768

Reconciliation of the present value of the defined benefit obligation
Opening balance	28,377	33,868	29,115	34,802
Current service cost	721	930	741	959
Contributions by plan participants	162	165	173	175
Interest cost	996	466	1,031	485
Benefits paid (including contributions tax)	(2,363)	(2,400)	(2,428)	(2,482)
Actuarial (gain)/loss	(218)	(4,652)	(155)	(4,824)

Closing balance	27,675	28,377	28,477	29,115

Reconciliation of the fair value of plan assets
Opening balance	6,209	6,536	7,347	7,743
Return on plan assets at discount rate	220	89	273	113
Return on plan assets above/(below) discount rate (actuarial gain)	539	(108)	556	(131)
Employer contributions - State share of beneficiary payments	1,965	1,900	1,965	1,900
Employer contributions	-	-	2	2
Contributions by plan participants	162	165	173	175
Benefits paid (including contributions tax)	(2,334)	(2,374)	(2,399)	(2,456)

Closing balance	6,762	6,209	7,918	7,347

5-78	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

48.	Retirement benefit obligations continued

	General Government		Total State

	2023	2022	2023	2022

	$M	$M	$M	$M

Amounts recognised in Operating Statement
Current service cost (including employer contributions)	721	930	740	959
Superannuation interest cost	776	377	759	372

Total amounts recognised in Operating Statement	1,497	1,307	1,499	1,331

Remeasurements of net defined benefit obligation
Actuarial gain/(loss) due to changes in demographic assumptions	-	(103)	-	(103)
Actuarial gain/(loss) due to changes in financial assumptions	650	5,094	588	5,124
Actuarial gain/(loss) due to changes in experience adjustments	(432)	(339)	(433)	(197)
Return on plan assets above/below discount rate	539	(108)	556	(131)

Amounts recognised in Statement of Changes in Net Assets (Equity)	757	4,545	712	4,693

Plan Asset Allocations

The Government Division of the Australian Retirement Trust (QSuper) holds investments with the following asset allocations:

	Quoted	Unquoted	Quoted	Unquoted

	2023	2023	2022	2022

	$M	$M	$M	$M

Global equities	5,565	-	4,794	-
Global private equity	-	50	-	62
Cash and fixed interest	-	1,147	-	1,352

	5,565	1,197	4,794	1,414

QSuper plan assets are those held within the Government Division of the Australian Retirement Trust Fund only. QSuper holds investments in unit trusts that hold financial instruments issued by the State. These instruments are difficult to value accurately and are immaterial in proportion to the value of the unit trusts. In addition, these trusts own properties which are used by Government agencies. Again, the exact values attributable to these tenancies are difficult to determine accurately, nor do they represent a material proportion of the fair value of plan assets.

No plan assets are held in respect of the Judges’ Scheme or Governors’ Pensions.

Plan Asset Allocations

The major categories of Energy Super plan assets are as follows:

	2023	2022

	$M	$M

Global equities	335	307
Cash and fixed interest	451	432
Real estate	174	182
Other	197	216

	1,157	1,138

	QSuper DB	QSuper DB	ES Brighter	ES Brighter

	2023	2022	2023	2022

	$M	$M	$M	$M
Actual return on plan assets	759	(18)	70	1

The estimate of employer contributions to be paid in 2022-23 is $2.112 billion for QSuper DB and $2 million for Energy Super.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-79

Notes to the Financial Statements

48.	Retirement benefit obligations continued

Plan Asset Allocations continued

At 30 June 2023, the weighted average duration of the QSuper defined benefit obligation is 7 years (2022: 7 years).

	QSuper DB	QSuper DB	Judges	Judges	ES Brighter	ES Brighter
Principal actuarial assumptions at:	2023	2022	2023	2022	2023	2022

Discount rate (gross)	4.00%	3.70%	4.00%	3.70%	5.3 - 5.5%	4.9 - 5.1%
Future inflationary salary increases	3.40%	3.40%	3.40%	3.40%	3 - 3.5%	3 - 3.5%
Expected CPI increases	2.40%	2.40%	N/A	N/A	N/A	N/A

Sensitivity Analysis for each significant actuarial assumption

					QSuper DB	Judges

					2023	2023

					$M	$M
Change in defined benefit obligation brought about by a 1% increase in:
Discount rate					(1,779)	(110)
Future inflationary salary increases					1,836	136
Expected CPI increases					149	N/A

The sensitivity analysis shown above represents the effects of notional changes in each of the key parameters underlying the obligations, while holding all other assumptions constant. The sensitivity analysis may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions are correlated. They are not intended to represent any particular probability of occurrence.

In presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognised in the Balance Sheet.

QSuper funding arrangements and funding policy that affect future contributions

QSuper defined benefit category members are required to contribute a percentage of salary. Standard member contributions range between 2 - 6% of salary.

Unlike typical regulated defined benefit schemes, only the employee contributions are held within the QSuper Fund. Employer contributions received from employing authorities are held separate from the QSuper Fund in the Long Term Asset portfolio held by QTC. The State makes a last minute contribution to the QSuper Fund when a member exits the defined benefit scheme. Employer contributions to the QSuper Fund are based on 92% share of benefit payments and capitalised new pensions.

49.	Related parties and Ministerial remuneration

Key Management Personnel

All Ministers in the Queensland Cabinet are considered to be Key Management Personnel (KMP) of the State (including the GGS).

The aggregate remuneration of all Ministers (according to the period of time each Member of Parliament served as Minister) is as follows:

	2023	2022

	$M	$M

Short-term employee benefits	6.9	6.6
Post-service benefits	0.8	0.8

Total	7.7	7.4

Short-term benefits include base and additional salary entitlements, motor vehicle allowances, personal use of motor vehicles, chauffeur services and other entitlements. Post-service benefits comprise Government superannuation contributions for Ministers.

There are no material transactions between the State and Key Management Personnel and their related entities.

5-80	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

49.	Related parties and Ministerial remuneration continued

Transactions between the GGS and entities within the PNFC and PFC Sectors

Note 1(b) describes the reporting relationship between the GGS and entities within the PNFC and PFC Sectors. These entities are partially consolidated and are disclosed as investments in public sector entities on the face of the Balance Sheet. Names of these individual entities can be found in Note 50.

The following are the major transactions (>$100 million) and balances (>$200 million) between the GGS and other public sector entities:

Revenue and assets

The GGS records dividend and income tax equivalent income from entities within the PNFC and PFC Sectors as per Note 7, with the related receivables per Note 23(a). Deferred tax equivalent income from the PNFC and PFC Sectors is shown on the Operating Statement and deferred tax equivalent assets and liabilities are shown on the Balance Sheet.

The GGS has balances with QTC cash funds which are disclosed in Note 22 and deposits with QTC which are disclosed in Note 24.

The GGS holds fixed rate notes from QTC which earn interest that is included in Note 6 and incurs a market value adjustment included in Note 16. The carrying value of the notes in the Balance Sheet is disclosed in Note 24(a). The rate on the fixed rate notes is also discussed in Note 46(c)(i).

The GGS receives competitive neutrality fees from entities within the PNFC and PFC Sector which are included in guarantee fees per Note 3. GGS payroll tax revenue per Note 3 includes $169 million (2022: $143 million) from entities within PNFC and PFC sectors. GGS sales of goods and services (including revenue from contracts with customers) with the PNFC sector are included in Note 5.

Expenses and liabilities

The GGS has borrowing with QTC. Note 13 discloses the interest expense which is predominantly with QTC and the borrowing balances are shown in Note 37(c). Further information on the terms of the QTC loans can be found in Note 46(c)(i).

Under the State’s cash management regime, GOCs advance surplus cash to the GGS. The GGS pays interest on these advances at the QTC Cash Fund rate. The balance outstanding on these GOC advances is per Note 37(b).

The GGS has a transport service contract expense with Queensland Rail, disclosed in Note 11, and pays community service obligations to electricity and water PNFC entities as per Note 14. Electricity expenses, also disclosed in Note 11, are paid by the GGS to electricity entities in the PNFC Sector.

Workers’ compensation premiums are paid to WorkCover by the GGS as per Note 9.

Equity injections and withdrawals

During the year, the GGS invested $500 million in CleanCo Queensland Limited, $208 million in Stanwell Corporation Limited and $102 million in CS Energy Limited under the Government’s Renewable Energy and Hydrogen Jobs Plan.

50.	Controlled entities

Public sector entities are generally considered material for the purposes of this report if they meet either of the following criteria:

–	net operating result in excess of $5 million; or

–	net assets in excess of $100 million.

However, in addition to material entities, the State consolidates some entities which are not material in terms of the operating position or net asset position criteria if they are either a department or if they are funded for the delivery of services.

When financial results are available in respect of non-material entities, they are reviewed with the aim of including any newly material entities in the following year’s consolidated financial statements.

Newly created entities that are expected to meet the materiality criteria on the basis of their initial budget estimates are included in the consolidated financial statements from the time of their establishment.

The GGS has 100% ownership and voting power in other Queensland public sector entities, classified as either PNFCs or PFCs.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-81

Notes to the Financial Statements

50.	Controlled entities continued

The following controlled entities of the Government have been included in the consolidated financial statements for the year ended 30 June 2023. The list has been classified by activity sectors as outlined in Note 1(c). Entities denoted with an asterisk are consolidated with the accounts of the preceding entity.

General Government

Departments

Agriculture and Fisheries

Child Safety, Seniors and Disability Services (renamed 18 May 2023)

Education

*	Office of Industrial Relations

Energy and Public Works

*	QBuild - commercialised business unit
*	QFleet - commercialised business unit

Environment and Science

Health

*	Queensland Ambulance Service

Housing (renamed 18 May 2023)

Justice and Attorney-General

Premier and Cabinet

*	Screen Queensland Pty Ltd

Queensland Corrective Services

Queensland Fire and Emergency Services

Queensland Police Service

Queensland Treasury

Regional Development, Manufacturing and Water

Resources

State Development, Infrastructure, Local Government and Planning

*	Economic Development Queensland - commercialised business unit

Tourism, Innovation and Sport

Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts (renamed 18 May 2023)

*	Arts Queensland

Transport and Main Roads

*	Digital Economy
*	CITEC - commercialised business unit
*	Corporate Administration Agency - shared service provider
*	Queensland Shared Services - shared service provider
*	RoadTek - commercialised business unit

Youth Justice, Employment, Small Business and Training (renamed 18 May 2023)

Other General Government entities

Board of the Queensland Museum

*	Queensland Museum Foundation Trust

Crime and Corruption Commission

Cross River Rail Delivery Authority

Electoral Commission of Queensland

Gold Coast Waterways Authority

Health and Wellbeing Queensland

5-82	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

50.	Controlled entities continued

Other General Government entities continued

Hospital and Health Services

Cairns and Hinterland

Central Queensland

Central West

Children’s Health Queensland

Darling Downs

Gold Coast

Mackay

Metro North

Metro South

North West

South West

Sunshine Coast

Torres and Cape

Townsville

West Moreton

Wide Bay

Legal Aid Queensland

Legislative Assembly

Library Board of Queensland

*	Queensland Library Foundation

Motor Accident Insurance Commission

Nominal Defendant

Office of the Governor

Office of the Health Ombudsman

Office of the Information Commissioner

Office of the Inspector-General of Emergency Management

Office of the Ombudsman

Prostitution Licensing Authority

Public Sector Commission (renamed on 1 March 2023)

Queensland Art Gallery Board of Trustees

*	Queensland Art Gallery I Gallery of Modern Art (QAGOMA) Foundation

Queensland Audit Office

Queensland Building and Construction Commission

Queensland Curriculum and Assessment Authority

Queensland Family and Child Commission

Queensland Human Rights Commission

Queensland Mental Health Commission

Queensland Performing Arts Trust

Queensland Racing Integrity Commission

Queensland Reconstruction Authority

Queensland Rural and Industry Development Authority

Residential Tenancies Authority

South Bank Corporation

TAFE Queensland

*	Aviation Australia Pty Ltd

The Council of the Queensland Institute of Medical Research

The Public Trustee of Queensland

Tourism and Events Queensland

*	Gold Coast Events Management Ltd

Trade and Investment Queensland

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-83

Notes to the Financial Statements

50.	Controlled entities continued

Public Non-financial Corporations

Brisbane Organising Committee for the 2032 Olympic and Paralympic Games

CleanCo Queensland Limited

CS Energy Limited

*	Aberdare Collieries Pty Ltd
*	Callide Energy Pty Ltd
*	CS Energy Financial Services Pty Ltd
*	CS Energy Group Holdings Pty Ltd
*	CS Energy Kogan Creek Pty Ltd
*	CS Kogan (Australia) Pty Ltd
*	CSE BESS Pty Ltd
*	CSE H2 Operations Pty Ltd
*	CSE H2 Pty Ltd
*	Kogan Creek Power Pty Ltd
*	Kogan Creek Power Station Pty Ltd
*	T75 Segregated Cell

Energy Queensland Limited

*	Energex Limited
*	Ergon Energy Corporation Limited
*	Ergon Energy Queensland Pty Ltd
*	Ergon Energy Telecommunications Pty Ltd
*	Metering Dynamics Pty Ltd
*	SPARQ Solutions Pty Ltd
*	Varnsdorf Pty Ltd
*	VH Operations Pty Ltd
*	Yurika Pty Ltd

Far North Queensland Ports Corporation Limited

Gladstone Area Water Board

Gladstone Ports Corporation Limited

*	Gladstone Marine Pilot Services Pty Ltd

Mount Isa Water Board

North Queensland Bulk Ports Corporation Limited

*	Artex Insurance (Guernsey) PCC Limited – Cell NQBP
*	Ports Corporation of Queensland Limited (dormant)
*	Mackay Ports Limited (dormant)

Port of Townsville Limited

Powerlink Queensland

*	Copperstring 2.0 Electricity Transmission Corporation Pty Ltd
*	Harold Street Holdings Pty Ltd
*	Powerlink Transmission Services Pty Ltd
*	Queensland Capacity Network Pty Ltd

Queensland Bulk Water Supply Authority (trading as Seqwater)

Queensland Hydro Pty Ltd (controlled entity of Queensland Treasury) (established 3 August 2022)

Queensland Rail

*	Queensland Rail Limited
*	On Track Insurance Pty Ltd

Queensland Treasury Holdings Pty Ltd (controlled entity of Queensland Treasury)

*	Brisbane Port Holdings Pty Ltd
*	DBCT Holdings Pty Ltd
*	Queensland Airport Holdings (Cairns) Pty Ltd (dormant)
*	Queensland Airport Holdings (Mackay) Pty Ltd (dormant)
*	Queensland Lottery Corporation Pty Ltd

Stadiums Queensland

5-84	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

50.	Controlled entities continued

Public Non-financial Corporations continued

Stanwell Corporation Limited

*	Glen Wilga Coal Pty Ltd (dormant)
*	Goondi Energy Pty Ltd (dormant)
*	Mica Creek Pty Ltd
*	SCL North West Pty Ltd
*	Stanwell Asset Maintenance Company Pty Ltd
*	Stanwell Renewable Energy Pty Ltd
*	Tarong Energy Corporation Pty Ltd (dormant)
*	Tarong Fuel Pty Ltd
*	Tarong North Pty Ltd
*	TEC Coal Pty Ltd
*	TN Power Pty Ltd
*	Wambo 2 Hold Co Pty Ltd
*	Wambo 2 Project Co Pty Ltd

SunWater Limited

*	Burnett Water Pty Ltd
*	Eungella Water Pipeline Pty Ltd
*	North West Queensland Water Pipeline Pty Ltd

Public Financial Corporations

QIC Limited (non-trading entities are not included in this list)

*	QIC Corporate Holdings Pty Ltd
*	QIC Asian Investment Services Pte. Ltd.
*	QIC Corporate Holdings Trust
*	QIC European Investment Services Limited
*	QIC Infrastructure Management Pty Ltd
*	QIC Infrastructure Management No.2 Pty Ltd
*	QIC Investments No. 1 Pty Ltd
*	QIC Investments No. 2 Pty Ltd
*	QIC Investments No. 3 Pty Ltd
*	QIC Investment Holdings Pty Ltd
*	QIC QGIF II GP No.1 S.à r.l.
*	QIDF GP USD S.à r.l.
*	QIDP GP1 S.à r.l.
*	QIC Investment Holdings Trust
*	QIC Private Capital Pty Ltd
*	QICP Pty Ltd
*	QIC Retail Pty Ltd

QIC US Management, Inc.

*	QIC Corporate Management, Inc.
*	QIC Global Infrastructure (US), Inc.
*	QIC Properties US, Inc.
*	QIC US Investment Services Inc.
*	QIC Non-Member Manager LLC
*	QIC QGIF GP Co No. 1 Inc
*	QIC US Private Equity, LLC
*	QIC US Private Equity No. 2 LLC
*	QIC US Shopping Centre Fund No.1 GP LLC
*	South Bay Managing Member LLC

Queensland Treasury Corporation

The National Injury Insurance Agency, Queensland

WorkCover Queensland

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-85

Notes to the Financial Statements

51.	Expenses from transactions by function

	General Government		Total State

	2023	2022	2023	2022

	$M	$M	$M	$M

General public services	6,135	5,182	12,079	10,357
Public order and safety	6,703	6,323	6,554	6,200
Economic affairs	2,672	2,609	10,989	10,994
Environmental protection	894	1,586	892	1,584
Housing and community amenities	1,597	1,038	2,561	1,869
Health	23,864	22,045	23,648	21,846
Recreation, culture and religion	1,081	936	1,160	1,017
Education	18,497	16,871	18,355	16,740
Social protection	6,390	5,743	6,682	6,669
Transport	8,047	7,570	8,066	7,577

	75,880	69,902	90,986	84,853

52.	Sector assets by function

	General Government		Total State

	2023	2022	2023	2022

	$M	$M	$M	$M

General public services[1]	63,690	55,099	94,806	88,592
Public order and safety	9,817	9,214	9,535	9,018
Economic affairs	14,248	13,530	53,883	60,380
Environmental protection	105,601	95,973	105,537	95,911
Housing and community amenities	24,144	21,601	37,347	34,719
Health	20,160	17,691	20,011	17,538
Recreation, culture and religion	5,604	5,213	6,592	6,125
Education	35,888	29,683	35,852	29,652
Social protection	2,686	2,764	5,784	5,184
Transport	132,647	112,661	143,027	122,683

	414,484	363,430	512,373	469,802

1 For GGS, includes fixed rate notes and investments in other public sector entities. For TSS, includes investments managed by QIC, securities and bonds.

5-86	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

53.	General Government Sector Budget to actual comparison

Operating Statement

	Variance Notes	Published Budget 2023 $M	Actual 2023 $M	Change $M	Change %
Revenue from Transactions
Taxation revenue	1	18,842	20,601	1,759	9%
Grants revenue	2	35,242	38,335	3,092	9%
Sales of goods and services		6,181	6,483	302	5%
Interest income	3	2,847	3,226	379	13%
Dividend and income tax equivalent income	4	1,499	1,007	(493)	(33%)
Other revenue	5	9,275	20,160	10,885	117%
Total Revenue from Transactions		73,886	89,810	15,923	22%

Expenses from Transactions
Employee expenses		30,076	30,557	481	2%
Superannuation expenses
Superannuation interest cost	6	655	776	121	18%
Other superannuation expenses	6	3,493	3,756	262	8%
Other operating expenses		19,805	20,014	209	1%
Depreciation and amortisation	7	4,652	5,018	366	8%
Other interest expenses	8	1,826	1,688	(139)	(8%)
Grants expenses		14,407	14,072	(335)	(2%)
Total Expenses from Transactions		74,915	75,880	964	1%
Net Operating Balance		(1,029)	13,930	14,959

Other economic flows—included in operating result		1	198	196

Operating Result		(1,028)	14,128	15,155

Other economic flows—other movements in equity *	9	3,348	40,255	36,907

Comprehensive Result—Total Change in Net Worth		2,321	54,383	52,063

KEY FISCAL AGGREGATES

Net Operating Balance		(1,029)	13,930	14,959

Net Acquisition/(Disposal) of Non-Financial Assets
Purchases of non-financial assets		8,478	9,899	1,420
Less Sales of non-financial assets		177	181	3
Less Depreciation		4,652	5,018	366
Plus Change in inventories		42	79	37
Plus Other movement in non-financial assets		914	1,058	144
Equals Total Net Acquisition/(Disposal) of Non-Financial Assets		4,606	5,838	1,232

Fiscal Balance		(5,635)	8,092	13,727
* For GFS, the change in Net Worth is the change from the previous published outcome. This differs from the AASB 1049 statements where prior year adjustments are permitted under IFRS.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-87

Notes to the Financial Statements

53.	General Government Sector Budget to actual comparison continued

Balance Sheet

	Variance	Published Budget 2023	Actual 2023	Change	Change
	Notes	$M	$M	$M	%
Assets
Financial Assets
Cash and deposits	10	757	2,357	1,600	211%
Advances paid		1,408	1,239	(169)	(12%)
Investments, loans and placements	11	46,267	49,426	3,159	7%
Receivables		4,947	4,320	(627)	(13%)
Equity
Investments in other public sector entities	12	22,455	24,414	1,958	9%
Investments in other entities		165	175	9	5%
Total Financial Assets		76,000	81,930	5,930	8%

Non-Financial Assets
Land and other fixed assets	13	254,571	322,812	68,240	27%
Other non-financial assets	14	6,745	9,743	2,998	44%
Total Non-Financial Assets		261,316	332,554	71,238	27%

Total Assets		337,316	414,484	77,168	23%

Liabilities
Payables	15	4,965	5,921	956	19%
Superannuation liability	16	24,069	20,913	(3,156)	(13%)
Other employee benefits	17	9,615	10,419	805	8%
Advances received		1,745	1,909	165	9%
Borrowing	18	66,459	53,726	(12,732)	(19%)
Other liabilities	14	14,210	17,622	3,413	24%
Total Liabilities		121,062	110,511	(10,550)	(9%)

Net Worth		216,254	303,973	87,719	41%

Net Financial Worth		(45,062)	(28,581)	16,481
Net Financial Liabilities		67,517	52,995	(14,522)
Net Debt		19,772	2,615	(17,157)

5-88	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

53.	General Government Sector Budget to actual comparison continued

Cash Flow Statement

	Variance	Published Budget 2023	Actual 2023	Change	Change
	Notes	$M	$M	$M	%
Cash Receipts from Operating Activities
Taxes received	19	18,840	20,410	1,570	8%
Grants and subsidies received	20	34,382	38,684	4,302	13%
Sales of goods and services		6,457	6,886	429	7%
Interest receipts		2,844	3,201	357	13%
Dividends and income tax equivalents		788	922	134	17%
Other receipts	21	10,866	22,502	11,636	107%
Total Operating Receipts		74,178	92,604	18,426	25%

Cash Payments for Operating Activities
Payments for employees		(34,334)	(34,232)	102	(0%)
Payments for goods and services		(22,258)	(23,090)	(832)	4%
Grants and subsidies		(14,293)	(13,777)	517	(4%)
Interest paid		(1,755)	(1,616)	139	(8%)
Other payments		—	(4)	(4)	NA
Total Operating Payments		(72,641)	(72,719)	(78)	0%

Net Cash Flows from Operating Activities		1,538	19,885	18,348	1193%

Cash Flows from Investments in
Non-Financial Assets
Purchases of non-financial assets	22	(8,478)	(9,899)	(1,420)	17%
Sales of non-financial assets		177	181	3	2%
		(8,301)	(9,718)	(1,417)	17%

Financial Assets for Policy Purposes	23	(478)	(766)	(288)	60%

Financial Assets for Liquidity Purposes	24	1,321	(8,035)	(9,356)	(708%)

Net Cash Flows from Investing Activities		(7,458)	(18,519)	(11,061)	148%

Receipts from Financing Activities
Advances received (net)		900	598	(302)	(34%)
Borrowing (net)	25	4,797	(1,318)	(6,114)	(127%)
Net Cash Flows from Financing Activities		5,697	(719)	(6,416)	(113%)

Net Increase/(Decrease) in Cash Held		(223)	647	871	(391%)

KEY FISCAL AGGREGATES

Net Cash from Operating Activities		1,538	19,885	18,348
Net Cash Flow from Investments in Non-Financial Assets		(8,301)	(9,718)	(1,417)

CASH SURPLUS/(DEFICIT)		(6,763)	10,167	16,931

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)		(6,763)	10,167	16,930
Acquisitions under finance leases and similar arrangements		(810)	(849)	(40)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and
Similar Arrangements		(7,573)	9,318	16,890

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-89

Notes to the Financial Statements

53.	General Government Sector Budget to actual comparison continued

Explanations of major variances between AASB 1049 actual amounts and corresponding original Budget amounts for GGS

Operating Statement

1.

Taxation revenue was $1.759 billion or 9% higher than the 2022-23 Budget due to the stronger than expected domestic economy and state labour market. Major drivers for the improvement in taxation revenue included:

–	$761 million in higher stamp duties, mainly from better-than-expected housing market activity and higher car sales;
–	$609 million in higher payroll tax revenue reflecting stronger growth in employment and wages;
–	Higher gambling taxes and motor vehicle registration of $217 million and $74 million respectively.

2.

Grant revenue was $3.092 billion higher compared to the 2022-23 Budget forecast reflecting growth in the national GST pool ($495 million). In addition, the Australian Government made advance payments in late June 2023 of Financial Assistance Grants on-passed to local councils ($620 million), Disaster Recovery Financial arrangements payments ($758 million) and up-front Social Housing Accelerator program payments ($398 million). Higher National Health Reform and Quality Schools specific payments from the Australian Government also contributed to the comparatively higher grants revenue.

3.

Interest income increased $379 million compared to the 2022-23 Budget reflecting earnings on the investment of an additional $3 billion in royalty windfalls, and an additional $1 billion invested in the long term assets to support the Housing Investment Fund, higher interest on solicitor trust accounts, and interest on higher cash balances.

4.	Dividend and income tax equivalent income was $493 million lower than forecast mainly due to lower earnings by Energy Queensland and Stanwell Corporation.

5.	Other revenue was $10.885 billion higher than 2022-23 Budget estimate largely driven by royalty income from extraordinarily high coal and oil prices earned by Queensland commodity producers.

6.

Superannuation expenses in total were $383 million higher than forecast in part due to a change in financial assumptions used in the actuarial valuation of the defined benefit superannuation liabilities and the introduction of new Queensland public sector employer contribution arrangements.

7.

Depreciation and amortisation expenses were $366 million higher in comparison to the 2022-23 Budget estimate because of unbudgeted upward valuations of road infrastructure, schools and hospitals and increased capital expenditure.

8.	Other interest expenses were 8% lower than the 2022-23 Budget estimate primarily due to lower borrowing with QTC following improved net operating balances realised in 2022 and 2023.

9.

Other movements in equity were $36.907 billion higher than estimated in the 2022-23 Budget due to upward valuations of road infrastructure, land under roads and school buildings and upward valuation of the investment in the PNFC and PFC Sector entities. Property, plant and equipment adjustments were largely driven by significant increases in the cost of inputs into roads infrastructure, such as raw materials, plant and labour as well as an increase in the market value of land in Queensland.

Balance Sheet

10.	Refer Cash Flow Statement for movements in the cash balance.

11.

Investments, loans and placements were $3.159 billion higher than the 2022-23 Budget estimate mainly reflecting the government’s decision to set aside $3 billion of the extraordinary royalties uplift for future investment in Queensland regional infrastructure and an additional $1 billion invested into the long term assets to support the Housing Investment Fund.

12.

Investments in public sector entities were $1.958 billion higher than the 2022-23 Budget estimate reflecting the increase in net worth of the PNFC and PFC Sectors mainly from upwards valuation of property, plant and equipment by electricity network GOCs.

5-90	Audited Consolidated Financial Statements 2022–23 – Queensland Government

Notes to the Financial Statements

53.	General Government Sector Budget to actual comparison continued

Explanations of major variances between AASB 1049 actual amounts and corresponding original Budget amounts for GGS continued

Balance Sheet continued

13.

The increase of $68.24 billion in land and other fixed assets over the 2022-23 Budget mainly reflect the revaluation adjustments that occurred in the 2021-22 year end process (post 2022-23 Budget) as well as within the 2022-23 year, and result from the increased cost and shortage of inputs such as building materials and labour, as well as a significant increase in land values. Road infrastructure, school buildings and land under roads were particularly impacted. (Refer variance note 9.) To a lesser extent, higher than originally projected purchases of non-financial assets also contributed to the comparative increase.

14.

Deferred tax assets and liabilities were higher than the 2022-23 Budget largely due to deferred tax assets and liability movements being netted off for budget reporting by Stanwell Corporation Limited, contributing to the comparative increase in other non-financial assets and other liabilities.

15.	Payables were $956 million higher than the Budget projection due in part to an increase in cash surety held within the Financial Provisioning Scheme and GST overpaid by the Australian Government.

16.

The $3.156 billion lower defined benefit superannuation liability mainly reflects the actuarial valuation adjustments which occurred in the 2021-22 year end process, post the 2022-23 Budget, when discount rates increased sharply.

17.

Other employee benefit obligations were $805 million higher than the 2022-23 Budget projection partly due to Cost-of-Living Adjustment payments payable to employees on certification of enterprise bargaining agreements for nurses and teachers and wages payable on agreements certified late in the year.

18.

Compared to the 2022-23 Budget, borrowings were $12.732 billion lower than projected primarily reflecting the lower borrowings from the 2021-22 outcome, which rolled forward into the opening balance for 2022-23 and lower than expected borrowing requirements within the year as a result of Queensland’s record net operating surplus driven by higher royalty income and improved taxation revenue, partly offset by higher capital purchases.

Cash Flow Statement

19.	Tax receipts were $1.57 billion above the 2022-23 Budget estimate which is lower than the increase in the Operating Statement (refer variance Note 1) due to additional receivables at year end.

20.

Grants and subsidies received are $4.302 billion higher than budgeted. This variance is higher than the Operating Statement (refer variance Note 2), due to the timing of receipts from the Commonwealth for GST payments.

21.	In addition to the increase in the Operating Statement (refer variance Note 5) other receipts were higher than budget due to higher than expected net GST receipts from the ATO.

22.	Purchases of non-financial assets are $1.42 billion higher than the 2022-23 Budget estimate as agencies have been able to deliver ahead of overall expectations for the sector.

23.	Net cash outflows from policy purposes are $288 million higher than budget, mainly due to the timing of equity investments in GOCs partly offset by lower than expected new concessional loans.

24.

Net cash outflows from liquidity purposes are $9.356 billion higher than budget, mainly due to the investment of funds to support priority regional infrastructure projects and additional investment in the QTC redraw facility.

25.	Net proceeds from borrowing are $6.114 billion lower than budget mainly due to the improved operating cash position reducing the State’s expected funding requirements.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-91

Certification of Queensland State Government Financial Statements

General Government Sector and Total State Sector Consolidated Financial Statements

2022 – 23

Management Certificate

The foregoing GGS and TSS consolidated financial statements have been prepared pursuant to section 25(1)(a) and (b) of the Financial Accountability Act 2009 and other prescribed requirements.

In our opinion and in terms of section 25(3) of the Financial Accountability Act 2009, we certify that the GGS and TSS consolidated financial statements have been properly drawn up, under the prescribed requirements, to present a true and fair view of:

(i)	the financial operations and cash flows of the Government of Queensland for the financial year; and

(ii)	the financial position of the Government of Queensland at 30 June 2023.

At date of certification of the statements, we are not aware of any material circumstances that would render any particulars included in the GGS and TSS consolidated financial statements misleading or inaccurate.

David Newby, CA	Michael Carey	The Honourable Cameron Dick MP
Director, Financial Reporting	Under Treasurer	Treasurer
Queensland Treasury	Queensland Treasury	Minister for Trade and Investment

16 October 2023

5-92	Audited Consolidated Financial Statements 2022–23 – Queensland Government

INDEPENDENT AUDITOR’S REPORT

To the Treasurer of Queensland

Report on the audit of the financial report

Opinion

I have audited the accompanying financial report of the Queensland Government (the group) including the General Government Sector and Total State Sector as set out on pages 5-1 to 5-92.

In my opinion, the financial report:

a)	gives a true and fair view of the Queensland Government’s financial position as at 30 June 2023, and its financial performance and cash flows for the year then ended

b)	complies with the Financial Accountability Act 2009 and Australian Accounting Standard AASB 1049 Whole of Government and General Government Sector Financial Reporting (AASB 1049).

The financial report comprises the balance sheets as at 30 June 2023, the operating statements, statements of changes in equity (net worth), cash flow statements for the year then ended, notes to the financial statements including material accounting policy information, and the certificate given by the Treasurer, Under Treasurer and Director, Financial Reporting.

Basis for opinion

I conducted my audit in accordance with the Auditor-General Auditing Standards, which incorporate the Australian Auditing Standards. My responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of my report.

I am independent of the Queensland Government in accordance with the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to my audit of the financial report in Australia. I have also fulfilled my other ethical responsibilities in accordance with the Code and the Auditor-General Auditing Standards.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Key audit matters

Key audit matters are those matters that, in my professional judgement, were of most significance in my audit of the financial report of the current period. I addressed these matters in the context of my audit of the financial report as a whole, and in forming my opinion thereon, and I do not provide a separate opinion on these matters.

Audited Consolidated Financial Statements 2022–23 – Queensland Government	5-93

Valuation of property, plant and equipment (Total State Sector $375.48 billion; General Government Sector $309.20 billion at 30 June 2023)

Refer to Note 31 in the financial report.

Key audit matter	How my audit addressed this key audit matter

Property, plant and equipment is the most material balance on the Balance Sheet and is reported at fair value in compliance with AASB 13 Fair Value Measurement.

The valuation of some assets requires significant management judgement due to the uncertainties inherent in the valuation of these significant physical assets.

Complex valuation methodologies are applied to certain government assets including infrastructure assets, and some asset classes are difficult to value due to their nature. The inputs to valuation models are subjective and are reliant upon significant estimates and judgements.

Not all entities that are consolidated into the Whole of Government financial statements are required to report their material assets at fair value in their own general purpose financial statements. This increases the risk that material assets may not be reported at fair value in the consolidated financial statements.

For material assets that were reported at fair value in entity financial statements, my procedures included, but were not limited to:

•  confirming, on a sample basis, the fair value of material assets included in the consolidated statements to the public sector entity’s audited financial statements

•  confirming the appropriateness of the approach used to measure the fair value for each type of asset class, and identifying the significant judgements made by management in determining fair value

•  confirming the appropriateness of disclosures made under AASB 13 Fair Value Measurement by agreeing them to the entity’s audited financial statements.

For material assets that were not reported at fair value in entity financial statements, my procedures included, but were not limited to:

•  assessing the methodology used to derive the fair values of those assets

•  agreeing with component auditors the approach for auditing those values within materiality levels directed

•  confirming with the component auditors the results of testing performed over the fair values and the significant judgements used by management

•  assessing the impact of fair value adjustments on other balances in the financial statements, including depreciation and movements in the asset revaluation surplus

•  assessing the reasonableness of values of remaining assets not reported at fair value to ensure that the values are not likely to be materially different to their fair value

•  assessing the appropriateness of disclosures under AASB 13 Fair Value Measurement.

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Valuation of defined benefit superannuation liability (Total State Sector $20.56 billion; General Government Sector $20.91 billion at 30 June 2023)

Refer to Notes 36 and 48 in the financial report.

Key audit matter	How my audit addressed this key audit matter

The Queensland Government defined benefit superannuation liability is a material amount on the Balance Sheet.

The underlying model used to value the liability is complex and involves a significant degree of management judgement and estimation in the selection of long-term assumptions, including salary growth, discount rates and expected CPI increases, to which the valuation of the scheme is highly sensitive.

The Government Division of the Australian Retirement Trust (QSuper) defined benefit scheme is assessed annually by the State Actuary.

My procedures included, but were not limited to:

•  obtaining management’s actuarial report and:

–   assessing the appropriateness of any changes to the methodology used by the State Actuary

–   assessing the reasonableness of any material changes to the underlying assumptions and judgements used in estimating the liability

–   confirming the accuracy of the value reported in the consolidated financial statements

•  assessing the appropriateness and adequacy of related disclosures in the financial statements against the requirements of applicable Australian accounting standards.

Consolidation of financial information

Key audit matter	How my audit addressed this key audit matter

The consolidated financial statements require the consolidation of financial information from over 90 public sector entities.

Entities may apply different financial reporting frameworks or apply accounting standards and accounting policies differently in the preparation of their individual financial statements.

AASB 1049 requires restatement or reclassification of certain information prepared under generally accepted accounting principles (GAAP) to comply with the Government Financial Statistics (GFS) requirements developed by the Australian Bureau of Statistics.

My procedures included, but were not limited to:

•  verifying the completeness of material public sector entities included in the consolidated financial statements

•  obtaining assurance over the completeness and accuracy of the financial information of individual entities consolidated in the financial statements by agreeing the financial information back to the audited financial statements for material public sector entities

•  verifying compliance with the ABS GFS manual with respect to accounting treatment and disclosures in the financial statements and the classification of entities into the relevant sectors of government

•  assessing the quality of the process used to identify and eliminate transactions and balances occurring between public sector entities and sectors of government

•  reviewing material manual adjustments and reclassification of amounts for reasonableness

•  for those public sector entities not consolidated into the financial statements, we confirmed that they did not exceed the thresholds for reporting and therefore were not material.

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Other information

Other information comprises financial and non-financial information (other than the audited financial report) included in the Queensland Government’s Report on State Finances for the year ended 30 June 2023.

The Treasurer, through Queensland Treasury, is responsible for the other information.

My opinion on the financial report does not cover the other information and accordingly I do not express any form of assurance conclusion thereon.

In connection with my audit of the financial report, my responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or my knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work I have performed, I conclude that there is a material misstatement of this other information, I am required to report that fact.

I have nothing to report in this regard.

Responsibilities of the Treasurer and Queensland Treasury for the financial report

The Treasurer, through Queensland Treasury, is responsible for the preparation of the financial report that gives a true and fair view in accordance with the Financial Accountability Act 2009, Australian Accounting Standard 1049, and for such internal control as the Treasurer, through Queensland Treasury, determines is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. AASB 1049 requires compliance with other applicable Australian Accounting Standards.

The Treasurer, through Queensland Treasury, is also responsible for disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting in the preparation of the financial statements unless this is assessed as not being appropriate.

Auditor’s responsibilities for the audit of the financial report

My objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes my opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

As part of an audit in accordance with the Australian Auditing Standards, I exercise professional judgement and maintain professional scepticism throughout the audit. I also:

•

Identify and assess the risks of material misstatement of the financial report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for my opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances. This is not done for the purpose of expressing an opinion on the effectiveness of the Queensland Government’s internal controls.

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•	Evaluate the appropriateness of material accounting policy information used and the reasonableness of accounting estimates and related disclosures made by the group.

•	Conclude on the appropriateness of the Queensland Government’s use of the going concern basis of accounting.

•

Evaluate the overall presentation, structure, and content of the financial report, including the disclosures, and whether the financial report represents the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the financial report. I am responsible for the direction, supervision and performance of the audit of the group. I remain solely responsible for my audit opinion.

I communicate with the Treasurer, through Queensland Treasury, regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that I identify during my audit.

From the matters communicated with the Treasurer, through Queensland Treasury, I determine those matters that were of most significance in the audit of the financial report of the current period and are therefore the key audit matters. I describe these matters in my auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, I determine that a matter should not be communicated in my report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

17 October 2023

Brendan Worrall	Queensland Audit Office

Auditor-General	Brisbane

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